UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. December 18, 2019.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the nine months ended September 30, 2019, the Spanish version of which was filed with the Chilean Comission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on November 20, 2019.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the period ended

September 30, 2019

Sociedad Química y Minera de Chile S.A. and Subsidiaries

In Thousands of United States Dollars

This document includes:

-	Consolidated Interim Statements of Financial Position
-	Consolidated Interim Statements of Income
-	Consolidated Interim Statements of Comprehensive Income
-	Consolidated Interim Statements of Cash Flows
-	Consolidated Interim Statements of Changes in Equity
-	Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements September 30, 2019

Table of Contents –Consolidated Financial Statements

Consolidated Interim Statements of Financial Position	6
Consolidated Interim Statements of Income	8
Consolidated Interim Statements of Comprehensive Income	9
Consolidated Interim Statements of Cash Flows	10
Consolidated Interim Statements of Changes in Equity	12
Glossary	14

Notes to the Consolidated Interim Financial Statements September 30, 2019

Notes to the Consolidated Interim Financial Statements September 30, 2019

Notes to the Consolidated Interim Financial Statements September 30, 2019

Notes to the Consolidated Interim Financial Statements September 30, 2019

Notes to the Consolidated Interim Financial Statements September 30, 2019

Consolidated Interim Statements of Financial Position

Assets	Note	09/30/2019	12/31/2018
		Unaudited	Audited
Current assets
Cash and cash equivalents	11.1	787,619	556,066
Other current financial assets	14.1	376,840	312,721
Other current non-financial assets	17	35,658	47,972
Trade and other receivables, current	14.2	406,718	466,619
Trade receivables due from related parties, current	13.5	59,405	42,790
Current inventories	12	963,572	913,674
Current tax assets	32.1	84,787	57,110
Current assets other than those classified as held for sale or disposal		2,714,599	2,396,952
Non-current assets or groups of assets classified as held for sale	33	872	1,430
Total non-current assests held for sale		872	1,430
Total current assets		2,715,471	2,398,382

Non-current assets
Other non-current financial assets	14.1	14,791	17,131
Other non-current non-financial assets	17	15,058	27,539
Trade receivables, non-current	14.2	1,759	2,275
Investments classified using the equity method of accounting	9.1-10.3	119,651	111,549
Intangible assets other than goodwill	15.1	189,443	189,350
Goodwill	15.1	34,851	34,866
Property, plant and equipment	16.1	1,573,642	1,454,823
Tax assets, non-current	32.1	32,179	32,179
Total non-current assets		1,981,374	1,869,712
Total assets		4,696,845	4,268,094

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2019

Consolidated Interim Statements of Financial Position, (continued)

Liabilities and Equity	Note	09/30/2019	12/31/2018
		Unaudited	Audited
Current liabilities
Other current financial liabilities	14.3	488,962	23,585
Trade and other payables, current	14.5	194,966	163,751
Trade payables due to related parties, current	13.6	776	9
Other current provisions	19.1	100,521	106,197
Current tax liabilities	32.2	23,554	47,412
Provisions for employee benefits, current	18.1	10,918	20,085
Other current liabilities	19.3	162,423	194,624
Total current liabilities		982,120	555,663

Non-current liabilities
Other non-current financial liabilities	14.3	1,324,156	1,330,382
Other non-current provisions	19.1	35,141	31,822
Deferred tax liabilities	32.3	177,668	175,361
Provisions for employee benefits, non-current	18.1	36,552	37,064
Total non-current liabilities		1,573,517	1,574,629
Total liabilities		2,555,637	2,130,292

Equity	20
Share capital		477,386	477,386
Retained earnings		1,623,104	1,623,104
Other reserves		(7,589)	(14,999)
Equity attributable to owners of the Parent		2,092,901	2,085,491
Non-controlling interests		48,307	52,311
Total equity		2,141,208	2,137,802
Total liabilities and equity		4,696,845	4,268,094

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2019

Consolidated Interim Statements of Income

		January to September		July to September
	Note	2019	2018	2019	2018
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited	Audited	Unaudited	Audited
Revenue	27.1	1,471,436	1,700,576	473,065	543,156
Cost of sales	27.2	(1,049,223)	(1,121,459)	(338,878)	(381,095)
Gross profit		422,213	579,117	134,187	162,061

Other income	27.3	12,736	10,084	3,625	607
Administrative expenses	27.4	(83,767)	(83,562)	(28,228)	(27,298)
Other expenses by function	27.5	(16,116)	(30,404)	(2,816)	(10,772)
Impairment of income and reversal of impairment losses (impairment losses)	27.7	(5,879)	2,287	(3,200)	(40)
Other gains (losses)	27.6	(821)	(712)	(97)	(250)
Profit (loss) from operating activities		328,366	476,810	103,471	124,308
Finance income		19,300	16,518	6,882	5,825
Finance costs	27.9-29	(58,900)	(40,454)	(20,335)	(12,094)
Share of profit of associates and joint ventures accounted for using the equity method	9.1-10.3	8,776	14,705	1,955	5,214
Foreign currency translation differences	30	(1,045)	(9,438)	(5,163)	(8,836)
Profit (loss) before taxes		296,497	458,141	86,810	114,417
Income tax expense, continuing operations	32.3	(84,049)	(126,232)	(25,562)	(30,077)

Profit (loss) from continuing operations		212,448	331,909	61,248	84,340
Profit attributable to:		212,448	331,909	61,248	84,340
Owners of the Parent		211,224	331,198	60,500	83,501
Non-controlling interests		1,224	711	748	839
Profit for the year		212,448	331,909	61,248	84,340

		January to September		July to September
	Note	2019	2018	2019	2018
		US$	US$	US$	US$
		Unaudited	Audited	Unaudited	Audited
Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	0.8025	1.2583	0.2667	0.3172

Diluted common shares
Diluted earnings per share (US$ per share)	21	0.8025	1.2583	0.2667	0.3172

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2019

Consolidated Interim Statements of Comprehensive Income

	January to September		July to September
	2019	2018	2019	2018
Statement of comprehensive income	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited	Audited	Unaudited	Audited
Profit (loss) for the year	212,448	331,909	61,248	84,340
Other comprehensive income
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
Other comprehensive income, before taxes, gains (losses) from new measurements of defined benefit plans	(3,782)	338	(917)	279
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange difference
Foreign currency exchange gains I(losses) before taxes	(749)	(12,192)	(2,431)	(6,421)

Financial assets measured at fair value with changes in other comprehensive income
Gain (loss) from financial assets measured at fair value with changes inother comprehensive income	39	(5,310)	(155)	(2,134)
Cash flow hedges defined benefit plans
Gain (loss) from cash flow hedges	8,628	14,794	4,690	6,530
Other comprehensive income before taxes	8,628	14,794	4,690	6,530
Total other comprehensive income that will be reclassified to profit for the year	7,918	(2,708)	2,104	(2,025)

Other items of other comprehensive income before taxes	4,136	(2,370)	1,187	(1,746)

Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income taxes related to new measurements of defined benefit plans in other comprehensive income	992	214	215	32
Accumulated income taxes related to items of other comprehensive income that will not be reclassified to profit for the year	992	214	215	32
Income tax relating to components of other comprehensive income that will be reclassified to profit (loss) for the year
Income tax related to financial assets measured at fair value through profit and loss	(11)	1,434	42	572
Cumulative income tax relating to components of other comprehensive income that will be reclassified to profit (loss) for the year	(11)	1,434	42	572

Total other comprehensive income	5,117	(722)	1,444	(1,142)
Total comprehensive income	217,565	331,187	62,692	83,198

Comprehensive income attributable to
Owners of the Parent	216,210	330,373	61,779	82,332
Non-controlling interests	1,355	814	913	866
	217,565	331,187	62,692	83,198

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2019

Consolidated Interim Statements of Cash Flows

Consolidated Statements of cash flows	09/30/2019	09/30/2018
	Unaudited	Audited
Cash flows from operating activities
Classes of revenue from operating activities
Cash receipts from sales of goods and rendering of services	1,585,571	1,782,489
Cash receipts from premiums and benefits, annuities and other benefits from policies entered	1,960	2,531
Proceeds from leases and subsequent sale of assets	291	-

Classes of Paymentes
Cash payments to suppliers for the provision of goods and services	(1,002,645)	(1,013,425)
Cash payments to and on behalf of employees	(151,023)	(160,888)
Payment for variable leases	(761)	-
Other payments related to operating activities	(17,270)	(23,792)
Net cash generated from (used in) operating activities	416,123	586,915
Dividends received	3,164	9,910
Interest paid	(46,004)	(39,274)
Interest paid on lease liability	(1,069)	-
Interest received	20,076	13,645
Income taxes paid	(139,172)	(189,456)
Other incomes (outflows) of cash (1)	77,516	65,602

Net cash generated from (used in) operating activities	330,634	447,342

Cash flows from (used in) investing activities
Cash flows arising from the loss of control of subsidiaries and other businesses	994	1,992
Payments made to acquire interest in joint ventures	(2,600)	(19,459)
Proceeds from the sale of property, plant and equipment	482	776
Acquisition of property, plant and equipment	(236,403)	(180,188)
Loans to related parties	-	(8,500)
Proceeds from sales of intangible assets	22,777	6,980
Payments related to futures, forward options and swap contracts	2,289	(33,111)
Purchases of intangible assets	(607)	(15,691)
Other inflows (outflows) of cash (2)	(64,507)	37,081
Net cash generated from (used in) investing activities	(277,575)	(210,120)

(1) Other inflows (outflows) of cash from operating activities include increases (decreases) net of value added tax. Banking expenses, expenses associated with obtaining loans and taxes associated with interest payments.

(2) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2019

Consolidated Interim Statements of Cash Flows, (continued)

	09/30/2019	09/30/2018
	Unaudited	Audited
Cash flows used in financing activities
Repayment of lease liabilities	(4,436)	-
Proceeds from long-term loans	450,000	204,228
Proceeds from short-term borrowings	-	50,000
Repayment of borrowings	(7,051)	(213,000)
Dividends paid	(264,771)	(466,930)

Net cash generated used in financing activities	173,742	(425,702)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate	226,801	(188,480)

Effects of exchange rate fluctuations on cash held	4,752	(13,934)
Net (decrease) increase in cash and cash equivalents	231,553	(202,414)

Cash and cash equivalents at beginning of period	556,066	630,438
Cash and cash equivalents at end of period	787,619	428,024

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2019

Consolidated Interim Statements of Changes in Equity

2019 Unaudited	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	477,386	(26,307)	7,971	(1,111)	(6,884)	11,332	(14,999)	1,623,104	2,085,491	52,311	2,137,802
Profit for the year	-	-	-	-	-	-	-	211,224	211,224	1,224	212,448
Other comprehensive income	-	(898)	8,628	28	(2,772)	-	4,986	-	4,986	131	5,117
Comprehensive income	-	(898)	8,628	28	(2,772)	-	4,986	211,224	216,210	1,355	217,565
Dividends (1)	-	-	-	-	-	-	-	(211,224)	(211,224)	(5,359)	(216,583)
Increase (decrease) due to transfers and other changes	-	-	-	-	-	2,424	2,424	-	2,424	-	2,424
Increase (decrease) in equity	-	(898)	8,628	28	(2,772)	2,424	7,410	-	7,410	(4,004)	3,406

Equity as of September 30, 2019	477,386	(27,205)	16,599	(1,083)	(9,656)	13,756	(7,589)	1,623,104	2,092,901	48,307	2,141,208

(1)	see note 20.6

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2019

Consolidated Interim Statements of Changes in Equity

2018 Audited	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at beginning of the year	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,724,784	2,187,821	59,647	2,247,468
Profit for the year	-	-	-	-	-	-	-	331,198	331,198	711	331,909
Other comprehensive income	-	(12,302)	14,794	(3,876)	559	-	(825)	-	(825)	103	(722)
Comprehensive income	-	(12,302)	14,794	(3,876)	559	-	(825)	331,198	330,373	814	331,187
Dividends (1)	-	-	-	-	-	-	-	(431,198)	(431,198)	(8,348)	(439,546)
Increase (decrease) due to transfers and other changes (2)	-	-	-	-	-	(1,001)	(1,001)	-	(1,001)	-	(1,001)
Increase (decrease) in equity	-	(12,302)	14,794	(3,876)	559	(1,001)	(1,826)	(100,000)	(101,826)	(7,534)	(109,360)

Equity as of September 30, 2018	477,386	(37,215)	17,042	(939)	(5,394)	10,331	(16,175)	1,624,784	2,085,995	52,113	2,138,108

(2)	See note 20.6

(3)	See note 20.3

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2019

Glossary

The Following capitalized terms un these notes will have the following meaning:

“ADS” American Depositary Shares;

“CAM” Arbitration and Mediation Center of the Santiago Chamber of Commerce;

“CCHEN” Chilean Nuclear Energy Commission;

“CCS” cross currency swap;

“CINIIF” International Financial Reporting Interpretations Committee;

“CMF” Financial Market Commission;

“Directors’ Committee” The Company’s Directors’ Committee;

“Corporate Governance Committee” The Company’s Corporate Governance Committee;

“Health, Safety and Environment Committee” The Company’s Health, Safety and Environment Committee;

“Lease Agreement” the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended;

“Project Contract” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”;

“CORFO” Chilean Economic Development Agency;

“DCV” Central Securities Depository;

“DGA” General Directorate of Water Resources;

“Board” The Company’s Board of Directors;

“DOJ” United States Department of Justice;

“Dolar” “USD” o “US$” Dollars of the United States of America;

“DPA” Deferred Prosecution Agreement;

“EIEP” Passive foreign investment company;

“United States” United States of America;

“FCPA” Foreign Corrupt Practices Act of the USA;

“Management” the Company’s management;

“SQM Group” The corporate group composed of the Company and its subsidiaries

“Pampa Group” Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada;

“IASB” International Accounting Standards Board;

“SSI” Staff severance indemnities;

Notes to the Consolidated Interim Financial Statements September 30, 2019

Glossary

“IFRIC” International Financial Reporting Interpretations Committee;

“IPC” Consumer Price Index;

“Securities Market Law” Securities Market Law No. 18.045;

“Corporate Law” Ley 18,046 on corporations

“ThUS$” thousands of Dollars;

“MUS$” millions of Dollars;

“IAS” International Accounting Standard;

“IFRS” International Financial Reporting Standard;

“Pesos” “Ch$” o “CLP” Chilean pesos, legal tender in Chile;

“SEC” Securities and Exchange Commission;

“Sernageomin” National Geology and Mining Service;

“SIC” Standard Interpretations Committee;

“SII” Chilean Internal Revenue Service;

“SMA” Environmental Superintendant’s Office;

“Company” Sociedad Química y Minera de Chile S.A.;

“SQM Industrial” SQM Industrial S.A.;

“SQM NA” SQM North America Corporation;

“SQM Nitratos” SQM Nitratos S.A.;

“SQM Potasio” SQM Potasio S.A.;

“SQM Salar” SQM Salar S.A.;

“Tianqi” Tianqi Lithium Corporation; and

“UF” Unidad de Fomento (a Chilean Peso based inflation indexed currency unit)

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 1      Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. (“SQM“) is an open stock corporation founded under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992, SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company's telephone number is +56 2 2425-2000.

The Company is registered with the Commission for Financial Markets (formerly SVS) under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the CMF, as follows:

-               1700 (Mining)

-               2200 (Chemical products)

-               1300 (Investment)

1.4	Description of the nature of operations and main activities

The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed.

(a)	Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products.

(b)	Iodine: the Company produce iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

Notes to the Consolidated Interim Financial Statements September 30, 2019

(c)	Lithium: the Company produces of lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives, We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

(d)	Industrial chemicals: the Company produce three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material for the production of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used as an additive in oil drilling as well as in food processing, among other uses.

(e)	Potassium: the Company produce potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

(f)	Other products and services: the Company also sell other fertilizers and blends, some of which we do not produce. We are the largest company that produces and distributes the three main potassium sources: potassium nitrate, potassium sulfate and potassium chloride.This business line also includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background

Staff

As of September 30, 2019, and December 31, 2018, the workforce was as follows:

	09/30/2019			12/31/2018
Employees	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	29	90	119	33	89	122
Professionals	110	1,162	1,272	115	1,078	1,193
Technicians and operators	276	3,412	3,688	260	3,287	3,547
Foreign employees	16	424	440	11	417	428
Overall total	431	5,088	5,519	419	4,871	5,290

Notes to the Consolidated Interim Financial Statements September 30, 2019

Main shareholders

The following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of September 30, 2019 and December 31, 2018, in line with information provided by the Central Securities Depository. The following table presents the information about the beneficial ownership of Series A and Series B shares of the Company as of September 30, 2019 and December 31, 2018, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchanges.

Shareholder as of September 30, 2019	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
Inversiones TLC SPA (1)	62,556,568	43.80%	-	0.00	23.77%
Sociedad de Inversiones Pampa Calichera S.A.	44,894,152	31.43%	7,793,154	6.47%	20.02%
The Bank of New York Mellon, ADRs	-	0.00%	33,298,532	27.66%	12.65%
Potasios de Chile SA.	18,179,147	12.73%	-	0.00%	6.91%
Inversiones Global Mining (Chile) Limitada	8,798,539	6.16%	-	0.00%	3.34%
Banco Itaú through Corpbanca on behalf of foreign investors	-	0.00%	7,632,803	6.34%	2.90%
Banco Santander via foreign investor accounts	-	0.00%	6,867,947	5.71%	2.61%
Banco de Chile via non-resident third party accounts	-	0.00%	6,732,003	5.59%	2.56%
Banchile C de B S.A.	526,307	0.37%	4,400,630	3.66%	1.87%
Inversiones la Esperanza de Chile Limitada	3,711,598	2.60%	46,500	0.04%	1.43%
Larrain Vial S.A. Corredora de Bolsa	50,241	0.04%	3,320,333	2.76%	1.28%
Banco de Chile on behalf of the Citi NA New York clients	177,463	0.12%	2,640,650	2.19%	1.07%

(1) As reported by DCV, which records the Company's shareholders' register as of September 30, 2019 and December 31, 2018, Inversiones TLC SpA, a subsidiary of Tianqi Lithium Corporation (“Tianqi“), is the direct owner of 62,556,568 shares of SQM equivalent to 23.77% of SQM’s shares” According to information provided to the CMF by Inversiones TLC SpA dated December 5, 2018, Inversiones TLC SpA owns 25.86% of SQM’s shares.

Shareholder as of December 31, 2018	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
Inversiones TLC SPA	62,556,568	43.80%	-	-	23.77%
Sociedad de Inversiones Pampa Calichera S.A.	44,894,152	31.43%	10,093,154	8.38%	20.89%
The Bank of New York Mellon, ADRs	-	-	35,254,267	29.29%	13.39%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.91%
Banco de Chile via non-resident third party accounts	15,687	0.01%	10,703,812	8.89%	4.07%
Inversiones Global Mining (Chile) Limitada	8,798,539	6.16%	-	-	3.34%
Banco Itaú through Corpbanca on behalf of foreign investors	-	-	8,085,730	6.72%	3.07%
Banco Santander via foreign investor accounts	-	-	7,138,685	5.93%	2.71%
Banchile C de B S. A.	528,092	0.37%	4,028,611	3.35%	1.73%
Inversiones la Esperanza de Chile Limitada	3,711,598	2.60%	46,500	0.04%	1.43%

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 2     Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

(a)	Consolidated Interim Statements of Financial Position as of September 30, 2019 and, December 31, 2018.

(b)	Consolidated Interim Statements of Income for the 3-month and 9-month periods ended September 30, 2019 and 2018.

(c)	Consolidated Interim Statements of Comprehensive Income for the 3-month and 9-month periods ended September 30, 2019 and 2018.

(d)	Consolidated Interim Statements of Changes in Equity for ended September 30, 2019 and 2018.

(e)	Consolidated Interim Statements of Direct-Method Cash Flows for ended September 30, 2019 and 2018.

2.2	Consolidated financial statements

The consolidated interim financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries were prepared in accordance with la IAS 34 “Interim Financial Reporting”.

These consolidated interim financial statements fairly reflect the Company’s financial position, the comprehensive results of operations, changes in equity and cash flows occurring during the periods ended on September 30, 2019 and, 2018.

The consolidated interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2018.

IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note.

The accounting policies used in the preparation of these consolidated annual accounts comply with each IFRS in force at their date of presentation.

Notes to the Consolidated Interim Financial Statements September 30, 2019

As of September 30, 2019, at the close of these consolidated financial statements, certain reclassifications were made as of December 31, 2018 y September 30, 2018, as detailed below:

Reclassification as of 12/31/2018	ThUS$
Debit/(Credit)
Trade and other receivables, current	1,764
Trade receivables due from related parties, current	(1,764)
Other current non-financial assets	(1,214)
Intangible assets other than goodwill	1,214
Intangible assets other than goodwill	(148)
Goodwill	148

Reclassification as of 09/30/2018	ThUS$
Debit/(Credit)
Cost of sales	1,629
Finance costs	(1,629)

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

-	Inventories are recorded at the lower of cost and net realizable value.

-	Financial derivatives at fair value.

-	Certain financial investments classified as available for sale measured at fair value with an offsetting entry in other comprehensive income.

-	Other current and non-current assets and financial liabilities at amortized cost.

Notes to the Consolidated Interim Financial Statements September 30, 2019

2.4	Accounting pronouncements

New accounting pronouncements

a)       The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2019:

Standards and Interpretations	Mandatory for annual periods beginning on or after
IFRS 16 "Leases" - issued in January 2016. Establishes the standards to recognize, measure, present and disclose leases. IFRS 16 replaces IAS 17 and introduces a unique lessee accounting model that requires a lessee to recognize the assets and liabilities of all rental contracts with a term of over 12 months, unless the underlying asset is of low value. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, and early implementation is permitted for entities that apply IFRS 15, or before the date that IFRS 16 is initially implemented.	01/01/2019

IFRIC 23 Uncertainty over Income Tax Treatments. Published in June 2016. This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12, when there is uncertainty over income tax treatments.	01/01/2019

Amendments and improvements	Mandatory for annual periods beginning on or after
Amendment to IFRS 9 Financial Instruments. Published in October 2017. The amendment permits more assets to be measured at amortized cost than under the previous version of IFRS 9, in particular some prepayable financial assets with negative compensation. The assets affected, which include some loans and debt securities, would otherwise have been measured at fair value through profit and loss (FVTPL). For them to qualify for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract.”	01/01/2019

Amendment to IAS 28 “Investments in Associates and Joint Ventures” Published in October 2017. This amendment clarifies that companies should apply IFRS 9 to account for long-term interests in an associate or joint venture to which the equity method is not applied. The IASB Board has published an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associate or joint venture.	01/01/2019

Notes to the Consolidated Interim Financial Statements September 30, 2019

Amendments and improvements	Mandatory for annual periods beginning on or after

Amendment to IFRS 3 “Business Combinations” - Published in December 2017. The amendment clarified that gaining control of a company that is a joint venture deals with a business combination that is achieved in stages. The acquirer must remeasure previously held interests in that business at fair value at the date of acquisition.

01/01/2019

Amendment to IFRS 11 “Joint Arrangements” - Published in December 2017. The amendment clarified that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.	01/01/2019

Amendment to IAS 12 “Income Tax” - Published in December 2017. This modification clarified that the income tax consequences of dividends on financial instruments classified as equity should be recognized when the past transactions or events that generated distributable profits were originally recognized.	01/01/2019

Amendment to IAS 23 Borrowing Costs - Published in December 2017. This amendment clarifies that the borrowing costs of specific borrowings that remain outstanding after the related qualifying asset is ready for intended use or for sale will be considered as part of the general borrowing costs of the entity.	01/01/2019

Amendment to IAS 19 “Employee Benefits” - Published in February 2018. The amendment requires entities to use updated assumptions to determine the current service cost and net interest for the remainder of the period after a modification, reduction or settlement of the plan; and to recognize in profit or loss as part of the cost of the past service, or a profit or loss in the settlement, any reduction in a surplus, even if that surplus was not previously recognized because it did not exceed the upper limit of the asset.	01/01/2019

Management considers that the adoption of the aforementioned standards, amendments and interpretations will not significantly impact the company’s consolidated financial statements, with the exception of IFRS 16, detailed in notes 4.2 and 14.4 f

Notes to the Consolidated Interim Financial Statements September 30, 2019

b)       Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2019 and which the Company has not adopted early are as follows:

Amendments and improvements	Mandatory for annual periods beginning on or after
Amendment to IFRS 3 “Definition of a Business” - Published in October 2018. This amendment revises the definition of a business. Based on the feedback received by the IASB, the application of the current guidance is frequently seen as too complex, and results in too many transactions that qualify as business combinations.	01/01/2020

Amendment to IAS 1 “Presentation of Financial Statements” and “IAS 8” Accounting Policies, Changes in Accounting Estimates and Errors - Published in October 2018. This uses a consistent definition of materiality in all of the IFRCs and the Conceptual Framework for Financial Information; it clarifies the explanation of the definition of material; and it incorporates some of the guidelines in IAS 1 on immaterial information.

01/01/2020

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”, Published in September 2014. These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not), A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.

Undetermined
Amendments to IFRS 9, IAS 39 and IFRS 7 “Reform to the referential interest rate” Published in September 2019. These amendments provide certain simplifications in relation to the reform to the referential interest rates. These simplifications relate to hedge accounting and affect the IBOR reform, which generally shouldn’t result in the finalization of hedge accounting. However, any hedge ineffectiveness should continue to be recorded in the results.	01/01/2020

Management believes that the adoption of the above standards, amendments and interpretations will have no significant impact on the Company’s financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2019

2.5	Basis of consolidation

(a)       Subsidiaries

These are all those entities where Sociedad Quimica y Minera de Chile S.A. has control over directing their financial and operational policies, this is generally accompanied by a share of more than half of the voting rights, Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued, and liabilities incurred or assumed at the date of exchange. assets, The liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire. For more information, please see Note 8.1.

Companies included in consolidation:

				Ownership interest
		Country of	Functional	09/30/2019			12/31/2018
TAX ID No	Foreign subsidiaries	origin	currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina.	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Curacao	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Curacao	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0100	99.9900	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.00907	99.99093	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Curacao	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	0.9500	99.0500	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	0.1597	99.8403	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Colombia SAS	Colombia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Australia PTY	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SACAL S.A(1).	Argentina	Argentine peso	0.0000	0.0000	0.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited.	Thailand	US$	0.0000	99.996	99.996	99.996
Foreign	SQM Internacional N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000

Notes to the Consolidated Interim Financial Statements September 30, 2019

				Ownership interest
		Country of	Functional	09/30/2019			12/31/2018
TAX ID No.	Domestic subsidiaries	origin	currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda. (2)	Chile	Ch$	0.0000	0.0000	0.0000	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda.(3)	Chile	Ch$	0.0000	0.0000	0.0000	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (4)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6377	60.6377	60.6377
76.359.919-1	Orcoma Estudios SPA	Chile	US$	51.0000	0.0000	51.0000	51.0000
76.360.575-2	Orcoma SPA	Chile	US$	100.0000	0.0000	100.0000	100.0000
76.686.311-9	SQM MaG SpA.	Chile	US$	0.0000	100.0000	100.0000	100.0000

1) On June 26, 2019 was liquidated.

2) On March 01, 2019, SQMC Internacional merged with Soquimich Comercial S.A.

3) On April 01, 2019, Proinsa Ltda was liquidated.

4) Comercial Agrorama Ltda was consolidated as it is controlled through the subsidiary Soquimich Comercial S.A.

Subsidiaries are consolidated using the line-by-line method, adding the items that represent assets, liabilities, revenues, and expenses of similar content, and eliminating those related to intragroup transactions.

Profit or loss of subsidiaries acquired or divested during the year are included in profit or loss accounts consolidated from the date control is transferred to the Group, or up to the date control is lost, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

Notes to the Consolidated Interim Financial Statements September 30, 2019

2.6	Investments in associates and joint ventures

(a)	Joint ventures

Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

With respect to joint operations, the Company recognizes its direct right to the assets, liabilities, income and expenses of the joint operation and its share of the jointly owned or incurred assets, liabilities, income and expenses.

(b)	Joint ventures and investments in associates

Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity accounting method. Significant influence is presumed when the investor owns over 20% of the investee’s share capital. The investment is recognized using this method in the statement of financial position at cost plus changes subsequent to acquisition, and includes the proportional share of the associate’s equity. For these purposes, the percentage interest in the associate is used. The associated acquired goodwill is included in the investee’s book value and is not amortized. The debit or credit to the income statement reflects the proportional share of the profit or loss of the associate.

Unrealized gains from transactions with subsidiaries or associates are eliminated in accordance with the Company's percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired.

Changes in associate’s equity are recognized proportionally with a charge or credit to "Other Reserves" and are classified according to their origin. The reporting dates of the associate, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, until the proportional part of the gain or loss is recognized. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded.

Dividends received by these companies are recorded by reducing the value of the investment, and the proportional part of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under "Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method''.

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their recovery (maturity) dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)	Group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity (other reserves), At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

Notes to the Consolidated Interim Financial Statements September 30, 2019

The main exchange rates and the adjustment unit used to translate monetary assets and liabilities, expressed in foreign currency at the end of each period in respect to U.S. dollars, are as follows:

	09/30/2019	12/31/2018
	US$	US$
Brazilian real	4.16	3.87
New Peruvian sol	3.38	3.37
Argentine peso	57.59	37.74
Japanese yen	108.15	110.38
Euro	0.92	0.87
Mexican peso	19.73	19.68
Australian dollar	1.48	1.42
Pound Sterling	0.81	0.79
South African rand	15.15	14.35
Ecuadorian dollar	1.00	1.00
Chilean peso	728.21	694.77
Chinese yuan	7.14	6.88
Indian rupee	70.86	69.93
Thai Baht	30.58	32.53
Turkish lira	5.65	5.27
UF	38.51	39.68

(b)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the divestment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

Notes to the Consolidated Interim Financial Statements September 30, 2019

3.4	Accounting Policies for Subsidiaries

SQM S.A., uses the level of control it has in subsidiaries as a basis to determine their share in the consolidated financial statements, This control consists of the Company’s ability to exercise power in the subsidiary, exposure, or right, to variable performance from its share in the investee and the ability to use its power on the investee to have an influence on the amount of the investor’s performance.

The Company prepares the consolidated financial statements using consistent accounting policies for the entire SQM Group, The consolidation of a subsidiary commences when the Company has control over the subsidiary and stops when control ceases.

3.5	Consolidated statement of cash flows

Cash equivalents correspond to highly-liquid short-term investments that are easily convertible into known amounts of cash. They are subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows includes movements in cash performed during the year, determined using the direct method.

3.6	Financial assets

The Administration determines the classification of its financial assets, in accordance with the provisions of IFRS 9, at fair value (either through other comprehensive income, or through profits or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

In the initial recognition, the Company measures its financial assets at fair value more or less, in the case of a financial asset that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset. In the case of commercial debtors and other accounts receivable, the initial recognition will measure their transaction price in accordance with the provisions of IFRS 15.

After initial recognition, the Company measures its financial assets according to the Company's business model for managing its financial assets and the contractual terms of its cash flows:

(a)	Financial instruments measured at amortized cost, Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and (ii) the Contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (iii) cash equivalents; (iv) related entity receivables; (v) trade debtors; (vi) other receivables.

Notes to the Consolidated Interim Financial Statements September 30, 2019

(b)	Financial instruments at fair value A financial asset should be measured at fair value through profit or loss or fair value through other comprehensive income, depending on the following:

(i)	"Fair Value Through Other Comprehensive Income": Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method. Exchange gains and losses are presented in the income statement and impairment losses are separately presented in the income statement.

(ii)	"Fair Value Through Profit and Loss": Assets that do not meet the amortized cost or "Fair Value Through Other Comprehensive Income" criteria are valued at "Fair Value Through Profit and Loss".

The Company evaluated at the date of each report, whether there was objective evidence that any asset or group of financial assets presented any impairment. An asset or group of financial assets presented a deterioration, if and only if, there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset or group of these. In order for impairment to be recognized, the loss event must have an impact on the estimation of future flows of the asset or groups of financial assets.

The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment method used depends on whether there has been a significant increase in credit risk.

The Company applies the IFRS 9 simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue.

Therefore, the Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for contract assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current and expected information regarding macroeconomic factors that affect the ability of customers to meet their commitments.

Notes to the Consolidated Interim Financial Statements September 30, 2019

3.7	Accounting policy for financial liabilities

The Management determines the classification of its financial liabilities, in accordance with the provisions of IFRS 9, at fair value or at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

In the initial recognition, the Company measures its financial liabilities by their fair value more or less, in the case of a financial liability that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial liability. After initial recognition, the Company measures its financial liabilities at amortized cost unless the Company, at the initial moment, irrevocably designates the financial liability as measured at fair value through profit or loss.

Financial liabilities measured at amortized cost are commercial accounts payable and other accounts payable and other financial liabilities.

3.8	Accounting policy for reclassifying financial instruments

When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.

3.9	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction, Subsequently, these are carried out at amortized cost using the effective interest rate method.

3.10	Interest-bearing borrowings

At initial recognition, interest-bearing borrowings are measured at fair value net of transaction costs incurred. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which it is accrued following a financial criterion.

3.11	Financial instrument offsetting

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished.

Notes to the Consolidated Interim Financial Statements September 30, 2019

3.12	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

b)	Hedging of a single risk associated with an asset or liability recognized or a highly probable forecast transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 14.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months, and as a current asset or liability if the remaining expiration period of the entry is less than 12 months.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity using a recalculated effective interest rate.

b)	Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized with a debit or credit to income, as appropriate.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, as when the hedged interest income or expense is recognized when a projected sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to other reserves are transferred to the initial carrying value of the non-financial asset or liability.

If the expected firm transaction or commitment is no longer expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires, is sold, finished, or exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in other reserves are maintained in equity until the expected firm transaction or commitment occurs.

Notes to the Consolidated Interim Financial Statements September 30, 2019

3.13	Derivative financial instruments not considered as hedges

Derivative financial instruments are recognized in accordance with IAS 39. The Company has derivative financial instruments to hedge foreign currency risk exposure.

The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of September 30, 2019 and December 31, 2018, the Company does not have any embedded derivatives.

3.14	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date.They are recognized under other non-financial assets.

3.15	Classification Leases

Below are accounting policies applied by the Company in 2019 prior to the adoption of IFRS 16:

(a)	Lease - Finance lease

Leases are classified as finance leases when the Company substantially owns all the risks and rewards inherent in the ownership of the asset. Finance leases are capitalized at the commencement of the lease term at the lower of the fair value of the leased asset and the present value of the minimum lease payments.

Each finance lease payment is apportioned between the liability and the finance charges so as to obtain the constant rate of interest on the remaining balance of the liability. The respective lease obligations, net of finance charges, are included in other non-current liabilities. The interest part of the finance cost is charged to the consolidated financial statements for the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each year.

(b)	Lease - Operating lease

Leases where the lessor retains a significant part of the risks and benefits derived from the property are classified as operating leases. Operating lease payments (net of any incentive received by the lessor) should be recognized as an expense in the income statement or capitalized (as appropriate) over the lease term on a straight-line basis.

Below are the Company’s new accounting policies after the adoption of IFRS 16 on January 1, 2019. These have been applied since the initial date of application:

Notes to the Consolidated Interim Financial Statements September 30, 2019

(i)	Right-of-use assets

The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment as per “IAS 36 Impairment of Assets”.

(ii)	Lease liabilities

On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period (which haven’t been paid by that date). Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate, and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment.

When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset.

(iii)	Short-term leases and low-value asset leases

The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions (i.e., when the underlying asset is below USD$5,000). Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term.

(iv)	Significant judgments in the determination of the lease term for contracts with renewal options

The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised.

The Company has the option, under some of its leases, to lease assets for additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all of the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate.

Notes to the Consolidated Interim Financial Statements September 30, 2019

3.16	Inventory measurement

The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others.

For finished and in-process products, the company has four types of provisions, which are reviewed quarterly:

(a)	Provision associated with the lower value of stock: Which is directly identified with the product that generates it and involves three types: provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; reprocessing costs of products that are unfeasible for sale due to current specifications.

(b)	Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (production units in Chile and the port of Tocopilla carry out at least two inventories a year, the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.

(c)	Potential errors in the determination of stock: The company has an algorithm that is reviewed at least once a year and corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.

(d)	Provisions undertaken by business subsidiaries: these are historical percentages that are adjusted as zero ground is attained based on normal inventory management.

Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years, Differences are recognized the moment they are detected. The company has a provision that makes quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical profit and loss obtained in the inventory processes.

Notes to the Consolidated Interim Financial Statements September 30, 2019

3.17	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity, but separate from equity attributable to the owners of the Parent.

3.18	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. These transactions have been eliminated in consolidation, The expiration conditions vary according to the originating transaction.

3.19	Property, plant and equipment

The assets tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

(a)	Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

(b)	The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the and its subsequent variation is recorded directly in results.

Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.

The replacement of full assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period, and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

Right-of-use assets (IFRS 16) are recognized in the “property, plant and equipment” line item and are classified within this based on the underlying asset class.

Notes to the Consolidated Interim Financial Statements September 30, 2019

3.20	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

Fixed assets associated with the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.

In the case of mobile equipment, depreciation is performed depending on the hours of operation.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	life or average rate in years
Mining assets	3	5	3
Energy generating assets	1	16	7
Buildings	2	40	11
Supplies and accessories	1	16	6
Office equipment	2	20	7
Transport equipment	2	20	10
Network and communication equipment	2	15	5
IT equipment	2	16	4
Machinery, plant and equipment	1	28	10
Other property, plant and equipment	1	26	7

3.21	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses, It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

Notes to the Consolidated Interim Financial Statements September 30, 2019

3.22	Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, emission rights, commercial brands, costs for rights of way for electricity lines, license costs and the development of computer software and mining property and concession rights, client portfolio and commercial agent.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land. These rights are presented under intangible asset. Amounts paid are capitalized at the date of the agreement and charged to the statement of income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean and Australian Governments. Property rights are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

(e)	Client portfolio

The period for exploiting these portfolios is unlimited so they are considered assets with an indefinite useful life and are therefore not subject to amortization. However, they are subjected to an annual impairment test and the corresponding amounts are recorded in the profit or loss.

(f)	Commercial agent

The rights obtained through the acquisition of the commercial agent of Sociedad Agrocom Ltda, corresponded to the fair value of that company’s line of business. The period for exploiting these rights is unlimited so they are considered assets with an indefinite useful life and are therefore not subject to amortization. However the indefinite useful life is subject to review for every reporting period, to see whether indefinite useful life continues to apply.

Notes to the Consolidated Interim Financial Statements September 30, 2019

3.23	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.24	Exploration and evaluation expenses

The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to expenses associated with exploration and assessment of these resources:

(a)	Caliche

Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and assessment of the deposit as an at cost asset. These disbursements include the following items: Geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources.

If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to profit and loss. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used. These assets are presented in the “other non-current assets category”, reclassifying the portion related to the area to by extracted that year as stock.

(b)	Metal exploration

Expenses related to metal exploration are charged to profit or loss in the period in which they are registered if the project assessed doesn't qualify for consideration for advanced exploration. Otherwise, these are amortized during the development stage.

(c)	Salar de Atacama exploration

Salar de Atacama exploration expenses are presented in non-current assets in the property, plant and equipment category and correspond mainly to wells that can also be used in the extraction of the deposit and/or monitoring, these are amortized over 10 years. Otherwise, this is amortized during the development stage.

(d)	Mount Holland exploration

Mount Holland exploration expenses are presented as of December 31, 2018 in non-current assets under "Other Non-Financial Non-Current Assets". As of January 1, 2019 they have been incorporated into Property, Plant and Equipment, specifically in Constructions in progress and primarily consider exploration boreholes and complementary studies for the lithium ore study of the area. These expenses will begin to be amortized in the development stage.

3.25	Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

Notes to the Consolidated Interim Financial Statements September 30, 2019

To determine the fair value less costs to sell, an appropriate valuation model is used.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity.

For assets other than acquired goodwill, an annual evaluation is carried out to determine whether any previously recognized impairment losses have already decreased or ceased to exist. If this should be the case, the recoverable amount is estimated. A previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

3.26	Minimum dividend

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent the Company has a deficit in retained earnings.

3.27	Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

3.28	Borrowing cost

The cost of interest is recognized as an expense in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23.

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

Notes to the Consolidated Interim Financial Statements September 30, 2019

3.29	Other provisions

Provisions are recognized when:

-	The Company has a present obligation or constructive obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

3.30	Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, which is regulated in accordance with employment plans in force up to 2002. (See more details in Note 18.4).

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. The criteria in force contained in the revised IAS 19 are also taken into account.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in other comprehensive income.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 4.642% and 4.642% for the periods ended September 30, 2019 and December 31, 2018, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 4% interest rate for 2019 and 3.75% for 2018. The net balance of this obligation is presented under the non-current provisions for employee benefits (refer to Note 18.4).

3.31	Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2 "Share-based Payments”. Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date (see Note 18.6).

Notes to the Consolidated Interim Financial Statements September 30, 2019

3.32	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during the performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenues are recognized when the specific conditions for each income stream are met, as follows, as follows:

(a)	Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.33	Finance income and finance costs

Finance income is mainly composed of interest income in financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets.Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

For finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, the effective interest rate related to the project’s specific financing is used. If none exists, the average financing rate of the subsidiary making the investment is utilized.

Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

Notes to the Consolidated Interim Financial Statements September 30, 2019

3.34	Current income tax and deferred

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in the statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent where there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was more likely than not that future taxable income will allow for recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more.The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

3.35	Segment reporting

IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.

For assets and liabilities, the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients

-	Industrial chemicals

-	Iodine and derivatives

-	Lithium and derivatives

-	Potassium

-	Other products and services

Notes to the Consolidated Interim Financial Statements September 30, 2019

3.36	Primary accounting criteria, estimates and assumptions

The Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRS, as issued by the International Accounting Standards Board (IASB), have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein, Basically, these estimates refer to:

-	Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.( See Notes 3.22, 15 and 16).

-	Impairment losses of certain assets - Assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 15 and 16).

-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 18).

-	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Notes 19 and 22).

-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density and moisture, among others), and related allowance.

-	Obsolescence to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation requires judgment to determine obsolescence and estimates of provisions for value. (See Note 12).

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

3.37	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 4	Changes in accounting estimates and policies

4.1	Changes in accounting estimates

In the preparation of the consolidated financial statements of the Company and subsidiaries, the management has made estimates regarding the useful lives of Properties, Plants and Equipment, assumptions used for the actuarial calculation of employee benefits, contingencies and provisions (see Note 3).

There have been no changes in the methodology used to determine these estimates in the periods presented.

4.2	Changes in accounting policies

The accounting principles and criteria were applied consistently, except for the following:

The Company’s consolidated financial statements as of seprember 30, 2019, show changes in the accounting policies over the previous period due to the application of IFRS 16 as of January 1, 2019.

During 2018, management initially measured the impact of adopting IFRS 16 from the date the standard became effective, which it determined by evaluating its lease contracts. These assets should be recorded on the initial application date as right-of-use assets, depending on their nature and lease terms, and they will be amortized over the shorter of their contractual period or useful life.

Contracts were evaluated for evidence of a lease under IFRS 16, and right-of-use assets were identified that included: trucks, cranes, excavators, property (buildings, warehouses, storerooms, land), where SQM has the power to control them during the contract, without the supplier changing its operating instructions.

The Company constructed a debt curve based on the Company’s public debt instruments at the valuation date to determine the discount rate for the estimated initial measurement. The rates used to discount the right-of-use asset and the leasing liability were estimated according to the contract currencies (USD, UF and CLP) and terms.

The Company chose to fully apply a modified approach of the retrospective application version B, where the right-of-use is equal to the liability and there is no equity adjustment.

The values of right-of-use assets and leasing liabilities for contracts classified under IFRS 16 total ThUS$ 34,689 as of January 1, 2019.

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 5	Financial risk management

5.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, doubtful accounts risk, and interest rate risk, among others.

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and, in particular, Finance Management, is responsible for constantly assessing the financial risk.

Notes to the Consolidated Interim Financial Statements September 30, 2019

5.2	Risk Factors

(a)	Credit risk

A global economic downturn - and its potentially negative effects on the financial situation of our customers - could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or profit and loss of the Company's operations.

To mitigate these risks, the Company maintains active control of collection and uses measures such as the use of credit insurance, letters of credit and prepayments for a portion of receivables.

The concentration of credit risk with respect to sales debtors is reduced, due to the large number of companies that comprise the Company's customer base and their distribution throughout the world.

Financial investments correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks.

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if available) or historical information on counterparty late payment rates:

		Rating Institution			09/30/2019
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco de Chile	Time deposits	P-1	A-1	-	29,208
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	34,526
Banco Itau Corpbanca	Time deposits	P-2	A-2	-	9,040
Banco Santander	Time deposits	P-1	A-1	-	49,837
Scotiabank Sud Americano	Time deposits	-	-	-	8,955
Banco Estado	Time deposits	-	-	-	4,009
BBVA Banco Francés	Time deposits	-	-	-	55
Nedbank	Time deposits	P-3	B	-	-
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	-	-	-	153,435
Legg Mason - Westen Asset Institutional cash reserves	Investment fund deposits	-	-	-	152,953
Total					442,018

		Rating Institution			09/30/2019
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco Scotiabank	90 days to 1 year	-	-	-	-
Banco de Crédito e Inversiones	90 days to 1 year	P-1	A-1	-	163,020
Banco Santander	90 days to 1 year	P-1	A-1	-	66,718
Banco Itau Corpbanca	90 days to 1 year	P-2	A-2	-	88,488
Banco Security	90 days to 1 year	-	A-2	-	18,353
Banco Sud Americano	90 days to 1 year	-	-	-	-
Banco de Chile	90 days to 1 year	-	-	-	18,406
Banco Estado	90 days to 1 year	-	-	-	3,712
Total		-	-	-	358,697

Notes to the Consolidated Interim Financial Statements September 30, 2019

The following table presents comparative information as of December 2018:

		Rating Institution			12/31/2018
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco de Chile	Time deposits	P-1	A-1	-	7,305
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	27,428
Banco Itau Corpbanca	Time deposits	P-2	A-2	-	61,946
Banco Santander	Time deposits	-	-	-	432
Banco Estado	Time deposits	-	-	-	3,602
BBVA Banco Francés	Time deposits	-	-	-	84
Nedbank	Time deposits	P-3	B	-	647
Scotiabank Sud Americano	Time deposits	-	-	-	86,222
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	-	-	-	133,809
Legg Mason - Western Asset Institutional Cash Reserves	Investment fund deposits	-	-	-	132,108
Total					453,583

		Rating Institution			12/31/2018
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco Scotiabank	90 days to 1 year	-	-	-	24,898
Banco de Crédito e Inversiones	90 days to 1 year	P-1	A-1	-	145,834
Banco Santander	90 days to 1 year	P-1	A-1	-	23,124
Banco Itaú-Corpbanca	90 days to 1 year	P-2	A-2	-	70,719
Banco Security	90 days to 1 year	-	-	-	27,215
Total					291,790

(b)	Currency risk

The functional currency of the Company is the US Dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company's business generates an exposure to exchange rate variations of several currencies with the US Dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatching to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US Dollar.

A significant portion of the Company’s costs, especially salary payments, is associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US Dollar would affect the Company's profit and loss. By the third quarter, approximately US$314 million accumulated in expenses are associated with the Peso.

As of September 30, 2019, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 74% of all of the bond liabilities denominated in UF, for a fair value of US$3.6 million in favor of the Company. As of December 31, 2018, this value amounted to US$3.9 million against the company.

As of September 30, 2019, the exchange rate value for equivalent Pesos to US Dollars was Ch$728.21 per US Dollar, as of December 31, 2018, it was Ch$694.77 per Dollar.

Notes to the Consolidated Interim Financial Statements September 30, 2019

(c)	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company's investment projects.

The Company maintains current and non-current financial debt valued at the LIBOR rate plus spread.

As of Septembr 30, 2019, the Company has around 4% of its financial liabilities linked to variations in the LIBOR rate. Therefore, significant rate increases could impact its financial position. A change of 100 basis points in this rate could result in changes to financial expenses of close to US$0.24 million. Nevertheless, significant rate increases could make it difficult to access financing at attractive rates for the Company's investment projects.

(d)	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others.

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of September 30, 2019, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$480 million.

The position in other cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

Notes to the Consolidated Interim Financial Statements September 30, 2019

	Nature of undiscounted cash flows
As of September 30, 2019	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(in millions of US$)
Bank borrowings	70.88	5.08	76.16	-	81.24
Unsecured obligations (1)	1,710.96	336.54	630,85	1,207.88	2,175.27
Subtotal	1,781.84	341.62	707,01	1,207.88	2,256.51
Other derivative financial liabilities	14.63	6.07	20.23	30.01	56.31
Derivative financial instruments	1.17	1.17	-	-	1.17
Subtotal	15.8	7.24	20.23	30.01	57.48
Current and non-current lease liabilities	30.26	5.95	14.36	9.95	30.26
Trade accounts payable and other accounts payable	194.97	194.97	-	-	194.97
Total	2,022.87	549.78	741.6	1,247.84	2,539.22

(1)	Unsecured obligations are presented on a contractual basis and have no effects related toadvance ransom.

	Nature of undiscounted cash flows
As of December 31, 2018	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(in millions of US$)
Bank borrowings	70.25	4.10	79.66	-	83.76
Unsecured obligations	1,273.07	61.37	823.76	713.60	1,598.73
Subtotal	1,343.32	65.47	903.42	713.60	1,682.49
Hedging liabilities	17.32	5.52	15.64	29.27	50.43
Derivative financial instruments	2.86	2.86	-	-	2.86
Subtotal	20.18	8.38	15.64	29.27	53.29
Trade accounts payable and other accounts payable	163.75	163.17	0.58	-	163.75
Total	1,527.25	237.02	919.64	742.87	1,899,53

5.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 6	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	09/30/2019	12/31/2018
	ThUS$	ThUS$
Assets	4,077,862	3,737,892
Liabilities	(1,984,961)	(1,652,401)
Equity	2,092,901	2,085,491

6.2	Parent entity

Pursuant to Article 99 of Law No, 18,045 of the Securities Market, the CMF may determine that a company does not have a controller in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Grupo Pampa the controller of the Company and that the Company does not have a controller given its current ownership structure.

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 7	Board of Directors, Senior Management And Key management personnel

7.1	Board of Directors and Senior Management

(a)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, 2 of whom are independent directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 25, 2019, which included the election of 2 independent directors.

As of September 30, 2019, the Company included the following committees and committee members:

-	Directors’ Committee: This committee is comprised of Georges de Bourguignon, Laurence Golborne Riveros y Alberto Salas Muñoz, and fulfills the functions established in Article 50 bis of Chilean Law on publicly-held corporations. This committee takes on the role of the audit committee in keeping with the US-based Sarbanes Oxley law.
-	The Company’s Health, Safety and Environment Committee: This committee is comprised of Gonzalo Guerrero Yamamoto, Patricio Contesse Fica y Robert J. Zatta.

-	Corporate Governance Committee: This committee is comprised of Hernán Büchi Buc, Patricio Contesse Fican y Francisco Ugarte Larrain.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

(b)	Directors’ Compensation

Directors’ compensation differs according to the period during the corresponding year. Thus, from April 27, 2018 to April 24, 2019 (Period 2018-2019), Directors’ compensation was determined by the annual general shareholders' meeting held on April 27, 2018. While for the period from April 25, 2019 to the date of the next annual general shareholders' meeting (Period 2019-2020), Directors’ compensation was determined by the annual general shareholders' meeting held on April 25, 2019. For each of these periods, Directors’ compensation is detailed as follows:

Períod 2018-2019

(i)	The payment of a fixed, gross and monthly amount of UF 400 in favor of the Chairman of the Board of Directors, of UF 350 in favor of the vice-president of the board of directors and of UF 350 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.12% of the net liquid income earned by the Company in 2018;

(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income earned by the Company in 2019.

Period 2019-2020:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board and of UF 700 in favor of the remaining seven directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.12% of the net liquid income earned by the Company in 2018;

(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income earned by the Company in 2019.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. All amounts expressed in UF shall be paid in Chilean pesos at its value on the last day of the respective calendar month, as determined by the Superintendency of Banks and Financial Institutions, the Chilean Central Bank or any other relevant institution that replaces them.

Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of September 30, 2019 amounted to ThUS$4,006 and as of September 30, 2018 to ThUS$3,472.

(c)	Directors’ Committee

Directors' Committee compensation differs according to the period during the corresponding year. Thus, for the Period 2018-2019, Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 27, 2018. While for the Period 2019-2020, Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 25, 2019. For each of these periods the compensation of the Directors Committee comprises:

Period 2018-2019

(i)	The payment of a fixed, gross and monthly amount of UF 113 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2018 fiscal year.

Period 2019-2020

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2019 fiscal year.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. All amounts expressed in UF shall be paid in Chilean pesos at its value on the last day of the respective calendar month, as determined by the Superintendency of Banks and Financial Institutions, the Chilean Central Bank or any other relevant institution that replaces them.

(d)	Health, Safety and Environmental Matters Committee:

The remuneration of this committee for the 2018–2019 period was composed of the payment of a fixed, gross, monthly amount of UF 50 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2019- 2020 period, the remuneration for the Health, Safety and Environment Committee corresponds to a fixed, gross, monthly amount of UF 100 for each of the three Directors on the committee regardless of the number of meetings it has held.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(e)	Corporate Governance Committee

The remuneration for this committee for the 2018–2019 period was composed of the payment of a fixed, gross, monthly amount of UF 50 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2019–2020 period, the remuneration for the Corporate Governance Committee corresponds to a fixed, gross, monthly amount of UF 100 for each of the three Directors on the committee regardless of the number of meetings it has held.

(f)	Guarantees constituted in favor of the directors

No guarantees have been constituted in favor of the directors.

(g)	Senior management compensation:

(i)	This includes monthly fixed salary and variable performance bonuses.(See Note 7.2)
(ii)	The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.

(iii)	The Company also has retention bonuses for its executives, The value of these bonuses is linked to the Company's stock price and is payable in cash during the first quarter of 2021 (see Note 18.6)

(h)	Guarantees constituted in favor of the Company’s management

No guarantees have been constituted in favor of the Company’s management.

(i)	Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.

The Company’s Managers and Directors do not receive or have not received any benefit during the period ended September 30, 2019 and the year ended December 31, 2018 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

7.2	Key management personnel compensation

As of September 30, 2019, there are 119 people occupying key management positions and 123 as of September 30, 2018.

	09/30/2019	09/30/2018
	ThUS$	ThUS$
Key management personnel compensation	19,340	22,474

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 8	Background on companies included in consolidation and non-controlling interests

8.1	Background on companies included in consolidation

The following tables detail general information as of September 30, 2019 and December 31, 2018, on the companies in which the group exercises control and significant influence:

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.0000
Proinsa Ltda.(1)	78.053.910-0	El Trovador 4285 Las Condes	Chile	Ch$	-	-	-
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US$	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av, Pdte, Eduardo Fri 4900, Santiago	Chile	US$	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US$	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US$	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285 Las Condes	Chile	US$	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Comercial Agrorama Ltda. (2)	76.064.419-6	El Trovador 4285 Las Condes	Chile	Ch$	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6377	60.6377
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 OF 131 Las Condes	Chile	US$	51.0000	-	51.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 OF 131 Las Condes	Chile	US$	100.0000	-	100.0000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	US$	-	100.0000	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US$	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O, Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al, Tocantis 75, 6° Andar, Conunto 608 Edif, West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P,O, Box 897, Willemstad, Curacao	Curacao	US$	0.0002	99.9998	100.0000
SQM Perú S.A.	Foreign	Avenida Camino Real N° 348 of, 702, San Isidro, Lima	Peru	US$	0.00907	99.99093	100.0000
SQM Ecuador S.A.	Foreign	Av, José Orrantia y Av, Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.0040	99.9960	100.0000

(1) On April 01, 2019 the company Proinsa Ltda ceased trading

(2) SQM controls Soquimich Comercial, which in turn controls Comercial Agrorama Ltda, SQM has management control over Comercial Agrorama Ltda.

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Notes to the Consolidated Interim Financial Statements September 30, 2019

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Brasil Ltda.	Foreign	Al, Tocantis 75, 6° Andar, Conunto 608 Edif, West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	0.9500	99.0500	100.0000
SQI Corporation N.V.	Foreign	Pietermaai 123, P,O, Box 897, Willemstad, Curacao	Curacao	US$	0.0159	99.9841	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	US$	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	US$	0.1597	99.8403	100.0000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	US$	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A, Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US$	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US$	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av, Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco Mexico	Mexico	US$	0.01	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P,O, Box 897, Willemstad, Curacao	Curacao	US$	1.000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O, Petronia 17, Orangestad	Aruba	US$	1.670	98.3300	100.0000
SQM Lithium Specialties Limited Partnership	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta. GA	United States of America	US$	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US$	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av, Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco Mexico	Mexico	US$	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av, Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco Mexico	Mexico	US$	-	100.0000	100.0000
SQM Australia PTY	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	US$	-	100.0000	100.0000
SACAL S.A.(3)	Foreign	Av, Leandro N, Alem 882, piso 13 Buenos Aires	Argentina	Ars	-	100.0000	100.0000

(3) On June 26, 2019 SACAL S.A . ceased trading.

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Notes to the Consolidated Interim Financial Statements September 30, 2019

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Holland	US$	-	100.0000	100.0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100.0000	100.0000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US$	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P,R,	China	US$	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US$	-	99.996	99.996
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D,C, – Colombia,	Colombia	US$	-	100.0000	100.0000
SQM International N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	US$	0.5800	99.4200	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 4703-33, 47F, No,300 Middle Huaihai Road, Huangpu district, Shanghai	China	US$	-	100.0000	100.0000

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Notes to the Consolidated Interim Financial Statements September 30, 2019

8.2	Assets, liabilities and results of consolidated subsidiaries

	09/30/2019
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	315,282	43,304	247,028	2,855	116,319	31,895	31,748
Proinsa Ltda.	-	-	-	-	-	-	-
SQM Potasio S.A.	62,712	1,010,303	117,190	22,514	2,475	108,234	107,493
Serv. Integrales de Tránsito y Transf. S.A.	12,571	35,859	42,027	2,372	23,221	(1,654)	(1,712)
Isapre Norte Grande Ltda.	612	616	485	157	2,842	21	1
Ajay SQM Chile S.A.	17,953	1,254	1,089	362	18,650	983	983
Almacenes y Depósitos Ltda.	250	46	-	-	-	(5)	(54)
SQM Salar S.A.	780,313	876,255	547,788	197,463	627,418	134,247	133,357
SQM Industrial S.A.	874,468	740,877	434,029	121,437	531,035	43,834	42,580
Exploraciones Mineras S.A.	3,119	31,061	6,235	-	-	(152)	(152)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	217	564	302	366	1,792	28	(14)
Soquimich Comercial S.A.	135,374	18,738	44,968	12,532	80,511	2,495	2,449
Comercial Agrorama Ltda.	1,321	1,397	5,030	18	2,422	(799)	(800)
Comercial Hydro S.A.	4,907	23	11	6	21	36	36
Agrorama S.A.	1,116	361	6,869	20	3,018	(1,230)	(1,200)
Orcoma SpA	-	2,360	14	-	-	-	-
Orcoma Estudio SpA	192	4,490	35	-	-	(1)	(1)
SQM MaG SPA	1,421	578	1,309	2	2,060	422	421
SQM North America Corp.	109,187	18,304	92,150	249	192,748	381	381
RS Agro Chemical Trading Corporation A.V.V.	5,155		59	-	-	(20)	(20)
Nitratos Naturais do Chile Ltda.	11	135	3,285	-	-	44	44
Nitrate Corporation of Chile Ltd.	5,076		-	-	-	-	-
SQM Corporation N.V.	7,696	149,465	3,592	-	-	1,815	1,815
SQM Perú S.A.	33		78	-	-	(137)	(137)
SQM Ecuador S.A.	32,087	433	28,633	72	28,155	988	988
SQM Brasil Ltda.	126		451	2,223		(125)	(125)
SQI Corporation N.V.	56	31	75	-	-	(3)	(3)
Subtotal	2,371,255	2,936,454	1,582,732	362,648	1,632,687	321,297	318,078

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Notes to the Consolidated Interim Financial Statements September 30, 2019

	09/30/2019
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	28,075	16,441	1,687	-	-	2,022	2,022
SQM Japan Co. Ltd.	62,136	228	59,394	176	135,883	247	247
SQM Europe N.V.	409,726	4,471	350,147	2,363	574,526	(3,577)	(3,577)
SQM Italia SRL	1,122	-	14	-	-	1	1
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	157	145	39	-	-	-	-
SQM Virginia LLC	14,804	14,345	14,804	-	-	(1)	(1)
SQM Comercial de México S.A. de C.V.	114,111	4,874	84,441	-	162,810	2,605	2,605
SQM Investment Corporation N.V.	13,763	30,072	5,551	973	-	(969)	(969)
Royal Seed Trading Corporation A.V.V.	53	-	18,834	-	-	(33)	(33)
SQM Lithium Specialties LLP	15,752	3	1,264	-	-	(1)	(1)
Soquimich SRL Argentina	64	-	171	-	-	(23)	(23)
Comercial Caimán Internacional S.A.	256	-	1,122	-	-	(4)	(4)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	398	99	680	153	2,401	(7)	(7)
SQM Nitratos México S.A. de C.V.	119	9	75	10	684	12	12
Soquimich European Holding B.V.	5,925	163,524	1,311	29,985	-	1,540	1,540
SQM Iberian S.A.	66,511	2,226	56,670	3	88,734	(994)	(994)
SQM Africa Pty Ltd.	53,342	1,701	43,589	-	40,469	(1,256)	(1,256)
SQM Oceania Pty Ltd.	4,461	-	2,736	-	1,181	133	133
SQM Beijing Commercial Co. Ltd.	13,751	22	12,049	-	8,191	(472)	(472)
SQM Thailand Limited	5,182	5	1,440	-	3,738	274	274
SQM Colombia SAS	9,610	276	10,045	3	5,387	(529)	(529)
Sacal S.A.	-	-	-	-	-	-	-
SQM International	54,523	788	46,421	-	65,930	424	424
SQM Shanghai Chemicals Co. Ltd.	34,494	134	34,104	-	54,463	(1,752)	(1,752)
SQM Australia Pty Ltd.	16,586	102,636	7,188	217	-	(1,598)	(1,598)
Subtotal	925,269	342,005	753,891	33,883	1,144,397	(3,958)	(3,958)
Total	3,296,524	3,278,459	2,446,944	396,531	2,777,084	317,339	314,120

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Notes to the Consolidated Interim Financial Statements September 30, 2019

	12/31/2018
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	364,492	33,716	310,062	1,621	185,487	32,532	32,546
Proinsa Ltda.	52	-	-	-	-	-	-
SQMC Internacional Ltda.	193	-	-	-	-	(1)	(1)
SQM Potasio S.A.	38,237	935,027	123,838	23,180	3,270	271,247	270,514
Serv. Integrales de Tránsito y Transf. S.A.	62,355	37,594	92,154	2,054	33,392	134	118
Isapre Norte Grande Ltda.	553	754	551	152	3,444	30	(42)
Ajay SQM Chile S.A.	18,259	1,298	1,497	389	32,758	2,400	2,400
Almacenes y Depósitos Ltda.	264	46	-	-	-	(10)	(142)
SQM Salar S.A.	671,086	849,377	512,964	189,267	1,035,046	326,152	325,263
SQM Industrial S.A.	904,802	702,606	489,063	100,914	779,692	82,638	82,267
Exploraciones Mineras S.A.	3,137	30,999	6,039	-	-	2,071	2,071
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	270	571	417	292	2,341	2	(19)
Soquimich Comercial S.A.	139,210	13,558	39,743	6,692	136,563	3,492	3,466
Comercial Agrorama Ltda.	3,966	1,560	7,099	30	7,639	(1,061)	(1,062)
Comercial Hydro S.A.	4,897	28	40	8	25	119	119
Agrorama S.A.	7,235	485	12,086	48	9,440	(1,716)	(1,700)
Orcoma SpA	-	2,360	14	-	-	-	-
Orcoma Estudio SpA	296	4,416	63	1	-	2	2
SQM MaG SPA	780	340	853	-	979	257	257
SQM North America Corp.	113,630	16,274	94,939	254	271,869	(1,342)	(993)
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	39	-	-	(25)	(25)
Nitratos Naturais do Chile Ltda.	30	136	3,349	-	-	127	127
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	7,696	148,464	3,586	-	-	22,131	22,162
SQM Perú S.A.	163	-	1,166	-	-	(107)	(107)
SQM Ecuador S.A.	24,529	144	21,773	72	32,181	766	766
SQM Brasil Ltda.	108	-	706	2,254	126	(32)	(32)
SQI Corporation N.V.	56	31	72	-	-	(6)	(6)
Subtotal	2,376,527	2,779,784	1,722,113	327,228	2,534,252	739,800	737,949

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Notes to the Consolidated Interim Financial Statements September 30, 2019

	12/31/2018
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	25,692	16,115	1,000	-	-	3,084	3,084
SQM Japan Co. Ltd.	78,457	210	75,948	171	204,313	208	208
SQM Europe N.V.	412,691	1,825	349,252	-	985,278	17,180	17,180
SQM Italia SRL	1,176	-	15	-	-	-	-
SQM Indonesia S.A.	3		1	-	-	-	-
North American Trading Company	157	145	39	-	-	(1)	(1)
SQM Virginia LLC	14,805	14,346	14,805	-		(2)	(2)
SQM Comercial de México S.A. de C.V.	110,558	3,040	81,325	-	198,180	1,327	1,327
SQM Investment Corporation N.V.	44,476	86	5,336	946	-	(624)	(624)
Royal Seed Trading Corporation A.V.V.	86	-	18,834	-	-	31	31
SQM Lithium Specialties LLP	15,753	3	1,264	-	-	(2)	(2)
Soquimich SRL Argentina	87	-	172	-	-	(79)	(79)
Comercial Caimán Internacional S.A.	261	-	1,122	-	-	(1)	(1)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	128	78	370	164	2,848	10	10
SQM Nitratos México S.A. de C.V.	90	7	56	10	763	12	12
Soquimich European Holding B.V.	4,999	164,484	32,047	-	-	25,437	25,468
SQM Iberian S.A.	68,754	2,235	57,931	-	138,855	2,995	2,995
SQM Africa Pty Ltd.	59,925	1,448	48,663	-	106,514	4,871	4,871
SQM Oceania Pty Ltd.	3,581	-	1,990	-	2,513	(527)	(527)
SQM Beijing Commercial Co. Ltd.	12,346	9	10,163	-	13,779	(121)	(121)
SQM Thailand Limited	8,302	7	4,835	-	8,348	485	485
SQM Colombia SAS	4,592	279	4,830	-	3,056	(887)	(887)
SQM Australia Pty Ltd.	29,856	88,587	5,005	26	-	562	562
Sacal S.A.	3	-	-	-	-	-	-
SQM International	10,854	781	3,502	-	3,539	102	102
SQM Shanghai Chemicals Co. Ltd.	8,437	36	6,212	-	6,059	(239)	(239)
Subtotal	916,414	293,727	724,831	1,317	1,674,045	53,821	53,852
Total	3,292,941	3,073,511	3,446,944	328,545	4,208,297	793,621	791,801

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Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.3	Background on non-controlling interests

Subsidiary	% of interests in the ownership held by non- controlling interests	Profit (loss) attributable to non-controlling interests		Equity, non-controlling interests		Dividends paid to non- controlling interests
		09/30/2019	09/30/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	482	856	8,700	8,659	441	823
Soquimich Comercial S.A.	39.3616784%	982	47	38,028	41,855	4,918	7,931
Comercial Agrorama Ltda.	30%	(240)	(194)	(699)	(481)	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	-	1	2,277	2,278	-	-
SQM Indonesia S.A.	20%	-	-	1	-	-	-
Total		1,224	710	48,307	52,311	5,359	8,754

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Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 9	Equity-accounted investees

9.1	Investments in associates recognized according to the equity method of accounting

As of September 30, 2019 and December 31, 2018, in accordance with criteria established in Note 3.26, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

Associates	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share in other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share in total other comprehensive income of associates and joint ventures accounted for using the equity method
	09/30/2019	12/31/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	11,154	10,821	282	326	2	-	284	326
Doktor Tarsa Tarim Sanayi AS	25,870	21,582	3,979	7,886	94	(8,853)	4,073	(968)
Ajay North America	15,467	14,951	2,423	3,356	-	-	2,423	3,356
Ajay Europe SARL	7,179	7,845	914	977	(387)	(305)	527	672
Charlee SQM Thailand Co. Ltd.	-	-	-	316	-	(12)	-	305
SQM Eastmed Turkey	673	310	392	237	(30)	(6)	362	231
Kore Potash PLC	24,406	20,467	77	-	(1,161)	-	(1,084)	-
Total	84,749	75,976	8,067	13,098	(1,482)	(9,176)	6,585	3,922

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Notes to the Consolidated Interim Financial Statements September 30, 2019

Associate	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	Dividends received
					09/30/2019	12/31/2018
					ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	6,632
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and distribution of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	2,097	2,807
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	1,067	811
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	362
Kore Potash PLC.	Prospecting, exploration and mining development.	L 3 88 William St Perth, was 6000	United Kindom	19.67%	-	-
Total					3,164	10,612

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Notes to the Consolidated Interim Financial Statements September 30, 2019

The companies described in the table below are related parties of the following associates:

(1)	Doktor Tarsa Tarim Sanayi AS
(2)	Terra Tarsa B.V.
(3)	Abu Dhabi Fertilizer Industries WWL

Company	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	Dividends received
					09/30/2019	12/31/2018
					ThUS$	ThUS$
Terra Tarsa Ukraine LLC (2)	Distribution and trading of specialty plant nutrients.	74800 Ukraine, Kakhovka, 4 Yuzhnaya Str.	Ukraine	100%	-	-
Terra Tarsa B.V. (1)	Distribution and trading of specialty plant nutrients.	Herikerbergweg 238, Luna Arena, 1101CM Amsterdam PO Box 23393, 1100DW Amsterdam Zuidoost.	Holland	50%	-	-
Plantacote N.V. (1)	Sale of CRF and production and sales of WSNPK.	Houtdok-Noordkaai 25a, 2030 Antwerpen, Belgium.	Belgium	100%	-	-
Terra Tarsa Don LLC (2)	Distribution and sale of specialty fertilizers.	Zorge Street, house 17, 344090, Rostov-on-Don.	Russian Federation	100%	-	-
Doktolab Tarim Arastima San, Tic As (1)	Laboratory services.	27, Cd, No.2, 07190 Aosb 2, Kısım/Döşemealtı, Antalya, Turkey.	Turkey	100%	-	-
Internacional Technical and Trading Agenies Co, WLL (3)	Distribution and trading of specialty plant nutrients, in the Middle East.	P,O Box: 950918 Amman 11195.	Jordania	50%	-	-
Total					-	-

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

9.2	Assets, liabilities, revenue and expenses of associates

09/30/2019
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	23,945	10,215	4,015	-	23,535	762	4	766
Doktor Tarsa Tarim Sanayi AS	86,042	14,442	24,708	24,036	80,316	7,958	188	8,146
Ajay North America	21,659	12,522	2,614	-	30,344	4,946	-	-
Ajay Europe SARL	19,516	1,479	6,636	-	29,631	1,829	(774)	1,055
SQM Eastmed Turkey	2,362	1,896	2,227	685	2,737	784	(59)	725
Kore Potash PLC	11,178	114,093	1,923	-	-	390	5.907	6,297
Total	164,702	154,647	42,123	24,721	166,563	16,669	5,266	16,989

12/31/2018						09/30/2018
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	23,496	11,444	5,695	-	21,857	880	-	880
Doktor Tarsa Tarim Sanayi AS	66,498	12,242	27,067	8,509	52,140	15,772	(17,706)	(1,934)
Ajay North America	21,644	12,409	3,542	-	30,728	6,849	-	6,849
Ajay Europe SARL	21,219	1,214	6,743	-	29,855	1,954	(610)	1,344
Charlee SQM Thailand Co. Ltd. (1)	-	-	-	-	11,522	791	(30)	761
SQM Eastmed Turkey	1,724	2,160	1,829	1,434	2,266	473	(12)	461
Kore Potash PLC	6,659	148,426	2,180	-	-	-	-	-
Total	141,240	187,895	47,056	9,943	148,368	26,719	(18,358)	8,361

(1)	The interest in Charlee SQM Thailand Co. Ltd. was sold during November 2018

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

9.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company has no investments that are not accounted for according to the equity method.

The equity method was applied to the Statement of Financial Position as of September 30, 2019 and December 31, 2018.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

9.4	Disclosures on interest in associates

(a) Transactions conducted in 2019:

•	In the third quarter of 2019, Ajay North America paid total dividends of ThUS$4,280.
•	In the first quarter of 2019, Ajay Europe SARL paid total dividends of ThUS$2,134.
•	In July 2019, SQM made a capital increase in Kore Potash PLC for ThUS$ 2,600, increasing the share to 19.67% of investment shareholdings

(b) Transactions conducted in 2018:

•	During the first quarter, the Company increased its capital in Kore Potash PLC by ThUS$ 3,000.
•	In March 2018 the company Abu Dhabi Fertilizer Industries WLL paid dividends of ThUS$ 10,890, 50% of the distributed dividend was charged to retained earnings subsequent to 2014, in line with the Company’s statutes that establish that 37% of the distributed dividend corresponds to SQM. The remaining 50% was charged to retained earnings generated between 2004 and 2014, in line with the Company’s statutes that establish that 50% of the distributed dividend corresponds to SQM.

•	In March 2018 the company Ajay North America paid dividends of ThUS$ 1,432.

•	In June 2018 the company Abu Dhabi Fertilizer Industries WLL paid dividends of ThUS$ 7,034. 50% of the distributed dividend was charged to retained earnings subsequent to 2014, in line with the Company’s statutes that establish that 37% of the distributed dividend corresponds to SQM. The remaining 50% was charged to retained earnings generated between 2004 and 2014, in line with the Company’s statutes that establish that 50% of the distributed dividend corresponds to SQM.

•	At the close of the second quarter of 2018 the company Ajay North America paid dividends of ThUS$5,728.

•	In June 2018 the company Ajay North Europe SARL paid dividends of ThUS$1,622.

•	In June 2018 the company Charlee SQM Thailand Co. Ltd. paid dividends of ThUS$906.

On November 14, 2018, Soquimich European Holdings B.V. sold its share in Charlee SQM Thailand Co. Ltd., generating a loss of ThUS$759.

In 2018, the company Doktor Tarsa Tarim Sanayi Ve Ticaret A.S., changed its functional currency from Turkish Lira to the United States Dollar.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 10 Joint Ventures

10.1	Policy for the accounting of equity accounted investment in joint ventures

The method for recognizing joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets that correspond to the investor. Profit or loss for the period will include the portion of the entity’s entire profit or loss that correspond to the investor. For these joint ventures there is no quoted market price to measure these investments.(See Note 2.6)

There are no significant restrictions on these joint ventures for the transfer of funds as payment of dividends or others.

At the date of issuance of these financial statements, SQM is not aware of the existence of any significant contingent liabilities associated with the partnerships in joint ventures.

10.2	Disclosures of interest in joint ventures

a)             Operations conducted in 2019

On January 01, 2019, SQM Vitas Perú changed its functional currency from the Peruvian sol to USD (United States dollar).

On January 01, 2019, Covalent Lithium Pty Ltd. changed its functional currency from AUD (Australian dollar) to USD (United States dollar).

b)            Operations conducted in 2018

During the first quarter of 2018, Minera Exar S.A. increased its capital by ThUS$13,000. The entity is a joint venture and contributions were made on January 25, 2018 (ThUS$6,000) and February 14, 2018 (ThUS$7,000) by SQM Potasio S.A. and Lithium Americas Corporation (LAC). Both partners share 50% ownership of the respective company, each contributing the same share in these capital increases.

On March 14, 2018, the company SQM Vitas Plantacote B.V. was closed.

As of the date, Minera Exar S.A. has changed its functional currency from the Argentine peso to the United States dollar.

In April 2018, Minera Exar made a new capital increase of ThUS$7,000, which was contributed in equal parts by its partners.

On May 15, 2018, the subsidiary Soquimich European Holdings BV, signed a joint venture agreement with PAVONI & C., SpA in Italy, EUR 5.5 million were paid for a 50% share, generating a lower value of EUR 2.6 million. The functional currency of the joint venture is the Euro.

On December 31, 2018, the conditions were met for Covalent Lithium Pty Ltd, to be recognized as a separate joint venture. In previous years, the Financial Statements for this Company were included in those of SQM Australia Pty.

On December 31, 2018, as part of the investment in Pavoni & C., SpA. the goodwill generated in the purchase of this joint venture was classified, a sum of ThUS$3,206.

The subsidiary SQM Industrial S.A., has recorded an impairment loss of ThUS$ 8,802, corresponding to its Sichuan SQM-Migao Chemical Fertilizer Co, Ltd, joint venture. The impairment is disclosed by deducting the value of the aforementioned investment, in the caption “Equity method investments”.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

10.3	Investment in joint ventures accounted for under the equity method of accounting

			Country of	Share of interest	Dividends received
Joint venture	Description of the nature of the relationship	Domicile	incorporation	in ownership	09/30/2019	12/31/2018
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Corp Nutrition, Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble.	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Holland B.V.	Without information.	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
Pavoni & C.,Spa	Production of specialized fertilizers and other products for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania (CT), Sicily	Italy	50%	-	-
Covalent Lithium Pty Ltd.	Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St, Georges Tce Perth WA 6000 PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

The companies described in the following table are related to the following joint ventures:

(1)	SQM Vitas Fzco.
(2)	Pavoni & C Spa.
(3)	SQM Vitas Holland B.V.

			Country of	Share of interest	Dividends received
		Domicile	incorporation	in ownership	09/30/2019	12/31/2018
					ThUS$	ThUS$
SQM Vitas Brazil Agroindustria (1)	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Via Cndeias, Km, 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Peru S.A.C (1).	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Av, Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima.	Peru	50%	-	-
Arpa Speciali S.R.L. (2)	Production of specialty fertilizers and other products for distribution in Italy and other countries.	Mantova (MN) via Cremona 27 Int, 25.	Italy	50.48%	-	-

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Joint Venture	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	09/30/2019	12/31/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	1,425	1,992	(570)	(686)	-	-	(570)	(686)
Coromandel SQM India	1,613	1,729	42	110	(27)	(220)	15	(110)
SQM Vitas Fzco.	20,383	20,202	986	1,912	230	(1,060)	1,216	852
SQM Qingdao Star Corp Nutrition Co. Ltd.	3,344	3,168	177	95	-	-	177	95
SQM Vitas Holland.	1,270	1,345	(12)	(13)	(63)	(47)	(75)	(60)
Minera Exar S.A. (1)	-	-	-	(205)	-	(46)	-	(251)
Pavoni & C. Spa	6,823	7,084	95	376	(356)	-	(261)	376
Covalent Lithium Pty Ltd.	44	53	(9)	18	-	-	(9)	18
Total	34,902	35,573	709	1,607	(216)	(1,373)	493	234

(1)	Minera Exar S.A. was sold in December 2018.

Joint Venture	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share in other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share in total other comprehensive income of associates and joint ventures accounted for using the equity method
	09/30/2019	12/31/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	12,116	12,405	577	2,376	(216)	(483)	361	1,893
SQM Vitas Perú S.A.C. (1)	6,889	5,188	379	(166)	331	(47)	710	(213)
SQM Vitas Plantacote B.V. (2)	-	-	-	-	-	-	-	-
Arpa Speciali S.R.L. (3)	117	122	-	-	-	-	-	-
Total	19,122	17,715	956	2,210	115	(530)	1,071	1,680

The following companies are subsidiaries of

(1)	SQM Vitas Fzco.
(2)	SQM Vitas Holland
(3)	Pavoni & C. SPA

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 10 Joint Ventures (continued)

10.4	Assets, liabilities, revenue and expenses from joint ventures:

09/30/2019
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd	28,483	5,316	13,350	-	7	(1,138)	-	(1,138)
Coromandel SQM India	4,523	854	2,103	46	6,060	83	(54)	29
SQM Vitas Fzco.	23,935	19,006	2,175	-	36	1,971	460	2,431
SQM Qingdao Star Corp Nutrition Co. Ltd.	7,949	39	1,300	-	9,306	353	-	353
SQM Vitas Holland	2,541	-	-	-	-	(23)	(126)	(149)
SQM Vitas Brasil Agroindustria	42,089	7,430	37,402		67,804	577	(866)	(289)
SQM Vitas Perú S.A.C.	24,888	8,543	20,629	5,913	21,283	379	1,322	1,701
Pavoni & C. Spa.	11,066	6,556	9,770	618	11,950	191	(712)	(521)
Covalent Lithium Pty Ltd.	776	1,077	1,766	-	-	(18)	-	(18)
Total	146,250	48,821	88,495	6,557	116,446	2,375	24	2,399

	12/31/2018				09/30/2018
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd	28,699	6,098	13,281	-	12	(1,372)	-	(1,372)
Coromandel SQM India	5,656	852	3,050	-	9,063	221	(440)	(219)
SQM Vitas Fzco.	25,489	17,592	2,678	-	12,035	3,823	(2,120)	1,703
SQM Qingdao Star Corp Nutrition Co. Ltd.	7,754	114	1,533	-	9,365	189	-	189
SQM Vitas Holland	2,692	-	1	-	-	(25)	(94)	(119)
SQM Vitas Brasil Agroindustria	36,648	7,566	31,808	-	62,765	2,376	(1,932)	444
SQM Vitas Perú S.A.C.	22,365	7,785	18,996	5,966	21,048	(166)	(187)	(353)
Pavoni & C. Spa.	-	-	-	-	-	(411)	(92)	(503)
Covalent Lithium Pty Ltd.	10,062	6,490	8,098	698	13,070	752	-	752
Pavoni & C. Spa.	239	100	233	-	-	36	-	36
Total	139,604	46,597	79,678	6,664	127,358	5,423	(4,865)	558

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

10.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	09/30/2019	12/31/2018	09/30/2019	12/31/2018	09/30/2019	12/31/2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	31	106	-	-	-	-
Coromandel SQM India	593	308	-	-	-	-
SQM Vitas Fzco.	24,196	19,312	-	-	-	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	4,420	4,543	-	-	-	-
SQM Vitas Holland.	2,541	2,692	-	-	-	-
SQM Vitas Brasil Agroindustria	1,862	1,869	8,380	13,380	-	-
SQM Vitas Perú S.A.C.	160	371	3,806	3,819	955	801
Pavoni &C. Spa.	719	407	6,460	5,464	-	-
Covalent Lithium Pty Ltd.	341	156	704	-	-	-
Total	34,863	29,764	19,350	22,663	955	801

	Depreciation and amortization expense		Interest expense		Income tax benefit (expense) from continuing operations
	09/30/2019	09/30/2018	09/30/2019	09/30/2018	09/30/2019	09/30/2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	(557)	(948)	-	(1)	103	97
Coromandel SQM India	-	(64)	(4)	(7)	(72)	(38)
SQM Vitas Fzco.	-	(509)	(3)	(6)	-	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	(48)	(50)	-	-	(181)	(123)
SQM Vitas Holland.	-	-	(1)	-	-	-
SQM Vitas Brasil Agroindustria	-	(289)	(931)	(635)	(165)	(78)
SQM Vitas Perú S.A.C.	(200)	(268)	(335)	(325)	(107)	(50)
Pavoni &C. Spa.	(62)	(548)	(246)	(296)	(123)	-
Covalent Lithium Pty Ltd.	(42)	-	(18)	-	(61)	-
Total	(909)	(2,676)	(1,538)	(1,270)	(606)	(192)

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

10.6	Joint Ventures

In 2017, we continued to expand our operations outside Chile and, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mount Holland lithium project in Western Australia. We entered into a 50/50 unincorporated joint operation with Kidman Resources Limited (“Kidman”), the Mt Holland Lithium Project, to design, construct and operate a mine, concentrator and refinery to produce approximately 45,000 metric tons of lithium hydroxide per year. Kidman retained the exclusive right to exploit gold within the project area. SQM Australia Pty committed to pay a price of US$70 million for the 50% of the Mt Holland assets, which was split into an initial payment of US$15 million and a deferred payment of US$ 55 million, both payments subject to certain conditions precedent. As agreed by the parties, US$40 million of a total of US$70 million paid to Kidman was provided directly to the project and SQM Australia paid an additional (i) US$10 million as part of the initial payment, and (ii) US$30 million once the deferred payment took place.

All payments subject to conditions under the purchase agreement with Kidman were executed by December 2018.

This business meets the conditions stipulated in IFRS 11 to be considered a "joint operation", since management has agreed that the rights of the related assets and liabilities relate to a joint arrangement, which states that the joint operators share all interests in the related assets and liabilities in specific proportions. Please refer to material events as of September 30, 2019.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 11	Cash and cash equivalents

11.1	Types of cash and cash equivalents

As of September 30, 2019 and December 31, 2018, cash and cash equivalents are detailed as follows:

a)	Cash

	09/30/2019	12/31/2018
	ThUS$	ThUS$
Cash on hand	85	75
Cash in banks	343,762	101,662
Other demand deposits	1,754	746
Total cash	345,601	102,483

b)	Cash equivalents

	09/30/2019	12/31/2018
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	135,630	187,666
Short-term investments, classified as cash equivalents	306,388	265,917
Total cash equivalents	442,018	453,583
Total cash and cash equivalents	787,619	556,066

11.2	Short-term investments, classified as cash equivalents

As of September 30, 2019 and December 31, 2018, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	09/30/2019 ThUS$	12/31/2018 ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	152,953	132,108
JP Morgan US dollar Liquidity Fund Institutional	153,435	133,809
Total	306,388	265,917

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

11.3	Information on cash and cash equivalents by currency

As of September 30, 2019 and December 31, 2018, information on cash and cash equivalents by currency is detailed as follows:

	09/30/2019	12/31/2018
Original currency	ThUS$	ThUS$
Chilean Peso (*)	45,167	157,500
US Dollar	643,027	353,674
Euro	2,541	4,738
Mexican Peso	536	1,242
South African Rand	6,276	5,219
Japanese Yen	1,552	1,786
Peruvian Sol	2	1
UF	78,446	-
Chinese Yuan	8,600	2,305
Dírham United Arab Emirates	-	1
Indonesian rupee	3	-
Argentine Peso	8	2
Pound Sterling	-	-
Australian dollar	1,454	29,598
Polish Ztoli	1	-
Indian rupee	6	-
Total	787,619	556,066

(*)The Company maintains financial derivative policies which allow to minimize the risk of the variation in Chilean pesos exchange rate.

11.4	Amount restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of September 30, 2019 and December 31, 2018, restricted cash balances are presented,(see Note 14).

Financial assets pledged as collateral

On November 4, 2004, Isapre Norte Grande has a guarantee equivalent to the total amount owed to its subsidiaries and medical suppliers, which is administered and maintained by Banco de Chile.

As of September 30, 2019 and December 31, 2018 pledged assets are as follows

Restricted cash balances	09/30/2019 ThUS$	12/31/2018 ThUS$
Isapre Norte Grande Ltda.	551	712
Total	551	712

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

11.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

2019 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to- date ThUS	09/30/2019 ThUS$
Banco de Chile	Fixed term	UF	1.35	07/11/2019	10/09/2019	18,877	58	18,935
Banco de Chile	Fixed term	UF	1.30	07/11/2019	10/09/2019	9,645	29	9,674
Banco Santander- Santiago	Fixed term	UF	1.36	07/11/2019	10/09/2019	18,873	58	18,931
Banco Santander- Santiago	Fixed term	UF	1.32	07/11/2019	10/09/2019	30,814	92	30,906
Banco Estado	Fixed term	US$	2.60	08/05/2019	10/17/2019	400	2	402
Banco Crédito e Inversiones	Fixed term	US$	2.81	08/08/2019	10/11/2019	1,800	7	1,807
Banco Crédito e Inversiones	Fixed term	US$	2.75	08/26/2019	11/22/2019	1,300	3	1,303
Banco Estado	Fixed term	US$	2.75	08/30/2019	10/07/2019	2,000	4	2,004
Banco Estado	Fixed term	US$	2.55	09/05/2019	10/01/2019	1,600	3	1,603
Banco Crédito e Inversiones	Fixed term	US$	2.66	09/25/2019	10/15/2019	1,500	1	1,501
Banco Scotiabank Sudamericano	Fixed term	US$	2.76	09/25/2019	10/25/2019	2,500	1	2,501
Banco de Chile	Fixed term	US$	2.73	09/26/2019	10/22/2019	600	-	600
Banco Crédito e Inversiones	Fixed term	CLP$	2.16	09/30/2019	11/05/2019	29,914	-	29,914
Banco Itau-Corpbanca	Fixed term	CLP$	2.16	09/30/2019	11/05/2019	7,690	-	7,690
Banco Scotiabank Sudamericano	Fixed term	CLP$	1.90	09/30/2019	10/09/2019	6,454	-	6,454
Banco Itau-Corpbanca	Fixed term	US$	2.77	09/30/2019	10/08/2019	1,350	-	1,350
BBVA Banco Francés	Fixed term	US$	45	10/25/2019	12/01/2019	53	2	55
Total						135,370	260	135,630

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Receiver of the deposit	Type of deposit	Original Currency	Interest rate (*)	Placement date	Expiration date	Principal ThUS$	Interest accrued to- date ThUS$	12/31/2018 ThUS$
Scotiabank	Fixed term	Ch$	2.50	10/18/2018	01/16/2019	14,606	90	14,696
Banco Crédito e Inversiones	Fixed term	Ch$	2.55	11/06/2018	01/09/2019	19,632	92	19,724
Scotiabank	Fixed term	Ch$	2.55	11/30/2018	01/03/2019	14,393	38	14,431
Scotiabank	Fixed term	Ch$	2.55	12/03/2018	01/03/2019	11,515	27	11,542
Itau-Corpbanca	Fixed term	Ch$	2.50	12/03/2018	01/03/2019	14,393	34	14,427
Itau-Corpbanca	Fixed term	Ch$	2.50	12/07/2018	01/09/2019	14,393	29	14,422
Itau-Corpbanca	Fixed term	Ch$	2.50	12/10/2018	01/09/2019	12,954	23	12,977
Scotiabank	Fixed term	Ch$	2.35	12/10/2018	01/09/2019	12,954	21	12,975
Itau-Corpbanca	Fixed term	US$	3.06	12/11/2018	01/11/2019	1,300	2	1,302
Banco Estado	Fixed term	US$	2.75	12/12/2018	01/15/2019	1,000	1	1,001
Itau-Corpbanca	Fixed term	Ch$	2.50	12/14/2018	01/09/2019	14,392	20	14,412
Scotiabank	Fixed term	Ch$	2.65	12/17/2018	01/17/2019	14,393	18	14,411
Scotiabank	Fixed term	Ch$	2.60	12/17/2018	01/17/2019	10,892	13	10,905
Banco Crédito e Inversiones	Fixed term	US$	2.93	12/17/2018	01/31/2019	1,400	2	1,402
Itau-Corpbanca	Fixed term	US$	3.30	12/17/2018	01/31/2019	1,400	2	1,402
Itau-Corpbanca	Fixed term	US$	3.40	12/17/2018	01/31/2019	3,000	4	3,004
Banco de Chile	Fixed term	US$	3.06	12/17/2018	01/31/2019	1,700	2	1,702
Scotiabank Sud Americano	Fixed term	US$	2.95	12/17/2018	01/31/2019	1,500	2	1,502
Banco de Chile	Fixed term	US$	3.26	12/19/2018	01/31/2019	800	1	801
Banco Crédito e Inversiones	Fixed term	US$	3.42	12/26/2018	02/26/2019	2,800	1	2,801
Banco de Chile	Fixed term	US$	3.26	12/26/2018	02/26/2019	2,800	1	2,801
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26	12/27/2018	01/07/2019	1,439	1	1,440
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26	12/27/2018	01/14/2019	2,879	1	2,880
Scotiabank Sud Americano (*)	Fixed term	Ch$	0.26	12/27/2018	01/21/2019	1,439	1	1,440
Banco Estado	Fixed term	US$	3.15	12/28/2018	01/28/2019	2,000	1	2,001
Banco Estado	Fixed term	US$	3.15	12/28/2018	01/28/2019	600	-	600
Banco de Chile	Fixed term	US$	3.16	12/28/2018	01/28/2019	2,000	1	2,001
Banco Crédito e Inversiones	Fixed term	US$	2.53	12/28/2018	01/08/2019	1,000	-	1,000
Banco Crédito e Inversiones	Fixed term	US$	3.08	12/28/2018	01/28/2019	2,500	1	2,501
Banco Santander- Santiago	Fixed term	Ch$	0.20	12/28/2018	01/04/2019	432	-	432
BBVA Banco Francés	Fixed term	US$	-	12/31/2018	01/21/2019	81	3	84
Nedbank	On demand	US$	-	12/31/2018	01/01/2019	647	-	647
Total						187,234	432	187,666

(*) Corresponds to an monthly rate.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

11.6	Other information

Net Debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

Net debt	09/30/2019	12/31/2018
	ThUS$	ThUS$
Cash and cash equivalents	787,619	556,066
Other current financial assets	376,840	312,721
Other non-current financial hedge assets	11,046	13,425
Other current financial liabilities	(488,962)	(23,585)
Other non-current financial hedge liabilities	(1,324,156)	(1,330,382)
Net debt	(637,613)	(471,755)

		Adjusted to	Monetary			Non-monetary
Cash and cash equivalents	Dec. 31, 2018	initial balance on 01/01/2019 by IFRS 16	Amounts from loans	Amounts from interest	Other cash income/ expenses	Hedging and non-hedging instruments	Exchange rate differences	Others	September 30, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(1,333,793)	-	(442,949)	40,796	6,845	-	12,837	(51,233)	(1,767,497)
Current and non-current lease liabilities	-	(34,692)	4,436	1,069	-	-	-	(1,069)	(30,256)
Financial instruments derived from hedging	(3,801)	-	-	4,769	-	(12,876)	-	8,760	(3,148)
Financial instruments derived from non-hedging	(2,856)	-	-	-	-	1,684	-	-	(1,172)
Current and non-current financial instruments	(1,340,450)	(34,692)	(438,513)	46,634	6,845	(11,192)	12,837	(43,542)	(1,802,073)
Cash and cash equivalents	556,066	-	-	-	226,801	-	4,752	-	787,619
Deposits that do not qualify as cash and cash equivalents	291,790	-	-	(19,367)	83,981	-	(17,026)	19,320	358,698
Derivatives from current and non-current hedge assets	18,146	-	-	-	(19,473)	17,688	-	(57)	16,304
Derivatives from other financial non-hedge assets	2,693	-	-	-	-	(854)	-	-	1,839
Net Debt	(471,755)	(34,692)	(438,513)	27,267	298,154	(5,642)	563	(24,279)	(637,613)

The definition of debt is described in Note 20.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 12	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	09/30/2019 ThUS$	12/31/2018 ThUS$
Raw material reserves	1,628	6,764
Supplies for production reserves	32,654	26,840
Products-in-progress reserves	440,948	423,621
Finished product reserves	488,342	456,449
Total	963,572	913,674

On September 30, 2019, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts, with a value of ThUS$ 371,117 and on December 31, 2018, this value was ThUS$ 347,100 (including products in progress).

The value of stock recognized on September 30, 2019, was ThUS$ 96,518, and on December 31, 2018 this value was ThUS$ 105,282. For finished and in-process products, the provisions constituted include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs, etc,), inventory differences and potential errors in the determination of inventories (e.g., errors in topography, grade, humidity, etc.), (see Note 3.16).

For inventories of raw materials, supplies, materials and parts, lower value provisions have been associated with the proportion of obsolete, defective or slow-moving materials and potential differences.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	09/30/2019 ThUS$	12/31/2018 ThUS$
Raw material reserves	2,027	1,838
Products-in-progress reserves	79,550	82,673
Finished product reserves	14,941	20,771
Total	96,518	105,282

The Company has not delivered inventory as collateral for the periods indicated above.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

As of September 30, 2019 and December 31, 2018, movements in provisions are detailed as follows:

	09/30/2019	12/31/2018
Conciliation	ThUS$	ThUS$
Beginning balance	105,282	96,284
Increase in Lower Value (1)	(1,019)	7,845
Additional Provision Differences of Inventory. (2)	-	3,176
Increase / Decrease eventual differences and others (3)	(177)	2,436
Aplicación de provisión	(2,926)	-
Provision Used	(4,642)	(4,459)
Total changes	(8,764)	8,998
Final balance	96,518	105,282

(1)	There are three types of Lower Value Provisions: (a) Economic Realizable Lower Value, (b) Potential Inventory with Uncertain Future Use and (c) Reprocessing Costs of Off-Specification Products.
(2)	Provisions for Inventory Differences generated when physical differences are detected when taking inventory, which exceed the tolerance levels for this process, At least two annual inventories are taken in the production sites and in the port in Chile (“zero sum” systems have immediate potential adjustments).
(3)	This algorithm corresponds to diverse provision percentages based on the complexity in the measurement and rotation of stock, as well as standard differences based on previous profit and loss, as is the case with provisions in Commercial Offices.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 13	Related party disclosures

13.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash, No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

13.2	Relationships between the parent and the entity

Pursuant to Article 99 of Law No. 18,045 of the Securities Market Law, the Commission for the CMF may determine that a company does not have a controller in accordance with the distribution and dispersion of its ownership, On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Grupo Pampa the controller of the Company and that the Company does not have a controller given its current ownership structure.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

13.3	Detailed identification of the link between the Parent and subsidiary

As of September 30, 2019 and December 31, 2018, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	Netherlands	US$	Subsidiary
Foreign	SQI Corporation N.V.	Netherlands	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	Netherlands	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panama	US$	Subsidiary
Foreign	SQM Africa Pty Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Colombia SAS	Colombia	US$	Subsidiary
Foreign	SQM Internacional N.V.	Belgium	US$	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary
Foreign	SQM Australia PTY	Australia	US$	Subsidiary
Foreign	SACAL S.A.(1)	Argentina	Ars	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	US$	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary
86.630.200-6	SQMC Internacional Ltda. (2)	Chile	Ch$	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78.053.910-0	Proinsa Ltda.(3)	Chile	Ch$	Subsidiary

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

As of September 30, 2019 and December 31, 2018, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Ch$	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Ch$	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76.360.575-2	Orcoma SPA	Chile	US$	Subsidiary
76.686.311-9	SQM MaG SpA	Chile	US$	Subsidiary
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	US$	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Kore Potash PLC.	United Kindom	US$	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM India	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co.. Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Holland B.V.	Hollands	Euro	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	US$	Joint venture
Foreign	Pavoni & C. SPA	Italy	Euro	Joint venture
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Other related parties
96.529.340-k	Norte Grande S.A.	Chile	Ch$	Other related parties
79.049.778-9	Callegari Agricola S.A.	Chile	Ch$	Other related parties
Foreign	SQM Vitas Brazil Agroindustria (4)	Brazil	real brazilian	Other related parties
Foreign	SQM Vitas Peru S.A.C. (4)	Peru	US$	Other related parties
Foreign	Terra Tarsa B.V. (5)	Holland	Euro	Other related parties
Foreign	Plantacote N.V (5)	Belgium	Euro	Other related parties
Foreign	Doktolab Tarim Arastima San. Tic As (5)	Turkey	Turkish Lira	Other related parties
Foreign	Terra Tarsa Ukraine LLC (5)	Ukraine	Ukrainian Grivna	Other related parties
Foreign	Terra Tarsa Don LLC (5)	Russian Federation	Russian ruble	Other related parties
Foreign	Abu Dhabi Fertilizer Industries WLL (6)	Oman	United Arab Emirates dirham	Other related parties
Foreign	Internacional Technical and Trading Agencies CO WLL (6)	Jordan	United Arab Emirates dirham	Other related parties
Foreign	Arpa Speciali S.R.L (7)	Italy	Euro	Other related parties

(1)	On 06/26/2019 the company SACAL S.A. ceased trading
(2)	On March 1, 2019, Soquimich Comercial S.A. has obtained ownership of 100% of corporate rights in SQMC International Ltda.
(3)	On 04/01/2019 the company Proinsa Ltda ceased trading
(4)	These Companies are subsidiaries of the joint venture SQM Vitas Fzco.
(5)	These Companies are subsidiaries of the associate Doktor Tarsa Tarim Sanayi AS.
(6)	These Companies are subsidiaries of the joint venture Abu Dhabi Fertilizer Industries WWL. Therefore it is absorbed and made of all his assests and liabilities
(7)	These Companies are subsidiaries of the joint venture Pavoni & C. SPA.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

13.3	Detailed identification of the link between the Parent and subsidiary, continued

TAX ID No.	Name	Country of Origin	Functional currency	Relationship
N/A	Ara Dos Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ara Tres Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ara Cuatro Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ara Cinco Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Curicó Dos Primera del Salar de Pampa Alta, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Curicó Tres Primera del Sector de Pampa Alta, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Evelyn Veinticuatro Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Filomena Tres Primera de Oficina Filomena, Sierra Gorda.	Chile	Ch$	Other related parties
N/A	Filomena Cuatro Primera de Oficina Filomena, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Primera de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Segunda del Salar de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Tercera de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Cuatro Cuarta de Pampa Blanca, Sierra Gorda.	Chile	Ch$	Other related parties
N/A	Francis Cuatro Quinta de Pampa Blanca, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Primera del Salar de Pampa Blanca de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Segunda del Salar de Pampa Blanca de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Francis Tercera del Salar de Pampa Blanca de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ivon Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ivon Décima Segunda de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Ivon Sexta de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Julia Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Lorena Trigésimo Quinta de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Perseverancia Primera de Sierra Gorda	Chile	Ch$	Other related parties
N/A	Tamara 40 Primera del Sector S,E, OF, Concepción, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Tamara Tercera de Oficina Concepción, Sierra Gorda	Chile	Ch$	Other related parties
N/A	Tamara 40 Segunda del Sector S.E. OF Concepción, Sierra Gorda	Chile	Ch$	Other related parties

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

13.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices, In addition, these have been eliminated in consolidation and are not detailed in this note. Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of September 30, 2019 and 30, 2018, the detail of significant transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	09/30/2019 ThUS$	09/30/2018 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	12,841	10,179
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	16,756	15,172
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	1,067	811
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	9,602	11,898
Foreign	Ajay North America LLC.	Associate	United States	Dividends	2,097	2,105
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	3,322	4,159
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Dividends	-	6,632
Foreign	Charlee SQM Thailand Co. Ltd. (1)	Associate	Thailand	Sale of products	-	4,916
Foreign	Charlee SQM Thailand Co. Ltd. (1)	Associate	Thailand	Dividends	-	362
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	35,767	35,207
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	15,243	11,485
Foreing	SQM Vitas Fzco	Joint venture	United Arab Emirates	Sale of products	-	2
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	3,392	6,369
Foreign	SQM Star Qingdao Corp Nutrition Co. Ltd.	Joint venture	China	Sale of services	1,000	-
Foreign	Minera Exar S.A. (2)	Joint venture	Argentina	Loans	-	8,500
Foreign	Minera Exar S.A. (2)	Joint venture	Argentina	Interest for loans	-	1,700
Foreign	Terra Tarsa Ukraine LLC	Associate	Ukraine	Sale of services	1,280	1,645
Foreign	Terra Tarsa Don LLC	Joint venture	Russian Federation	Sale of products	40	187
Foreing	Plantacote N.V.	Associate	Belgium	Sale of products	3,316	3,962
Foreing	Pavoni & C. Spa	Joint venture	Italy	Sale of products	3,323	15
Foreing	SQM Eastmed Turkey	Associate	Turkey	Sale of products	15	30
Foreing	Arpa Speciali S.R.L	Other related parties	Italy	Sale of products	2,249	-
Total					111,310	125,336

(1)	During November 2018, shares held in Charlee SQM Thailand were sold.
(2)	During December 2018, shares held in Minera Exar S.A. were sold.

To review compensation of key management personnel, see Note 7.2.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

13.5	Trade receivables due from related parties, current:

Transactions between the Company, its subsidiaries, joint ventures and other related parties are considered customary transactions. These transactions are carried out under arm’s length conditions, or those that are normally in effect for this type of transaction in terms of time frames and market prices, In addition, they have been eliminated upon consolidation and are not disclosed in this note.

RUT	Nombre	Naturaleza	País de origen	Moneda	09/30/2019 ThUS$	12/31/2018 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	US$	7,293	6,497
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	4,521	3,756
Foreign	Ajay North America LLC.	Associate	United States of America	US$	1,716	2,080
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	United Arab Emirates Dirham	748	857
96.511.530-7	Soc.de Inversiones Pampa Calichera	Other related parties	Chile	US$	6	6
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	29,036	15,818
Foreign	SQM Vitas Perú S.A.C.	Joint venture	Peru	US$	15,136	12,767
Foreign	Coromandel SQM India	Joint venture	India	Indian Rupee	2,044	2,025
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	United Arab Emirates Dirham	177	105
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	-	248
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Ukrainian Grivna	26	-
Foreign	Terra Tarsa Don LLC	Other related parties	Federation of Russia	Russian Ruble	-	41
Foreign	Plantacote N.V.	Associate	Belgium	Euro	486	312
Foreign	SQM Eastmed Turkey	Associate	Turkey	Euro	15	30
Foreign	SQM Pavoni & C. SPA	Joint venture	Italy	Euro	1,727	12
Foreign	Arpa Speciali S.R.L.	Joint venture	Italy	Euro	368	-
Foreign	Sichuan SQM Migao Chemical	Joint venture	China	US$	-	-
	Allowance				(3,894)	(1,764)
Total					59,405	42,790

The receivables for Sichuan SQM Migao Chemical Fertilizers Co Ltda. are presented net of provisions (provisions as of September 30, 2019 ThUS$10,965 and September 30, 2018 ThUS$10,965).

13.6	Trade payables due to related parties, current:

Tax ID No.	Company	Nature	Country of origin	Currency	09/30/2019 ThUS$	12/31/2018 ThUS$
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	346	-
Foreign	Covalent Lithium Pty Ltd	Joint venture	Australia	Australian dollar	430	9
Current Total					776	9

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 14	Financial instruments

Financial instruments in accordance with IFRS 9 are detailed as follows, except for liabilities under IFRS 16 in number 14.4 f):

14.1	Types of other financial assets

Description of other financial assets	09/30/2019 ThUS$	12/31/2018 ThUS$
Financial assets at amortized cost (1)	358,697	291,790
Derivative financial instruments
- For hedging	16,304	18,238
- For non-hedging (2)	1,839	2,693
Total other current financial assets	376,840	312,721

Financial assets at fair value through other comprehensive income	3,670	3,631
Derivative financial instruments
- For hedging	11,046	13,425
Financial assets at amortized cost	75	75
Total other non-current financial assets	14,791	17,131

Institution	09/30/2019 ThUS$	12/31/2018 ThUS$
Banco de Crédito e Inversiones	163,020	145,834
Banco Santander	66,718	23,124
Banco Itaú-Corpbanca	88,488	70,719
Banco Security	18,353	27,215
Banco Chile	18,406	-
Banco Estado	3,712	-
Scotiabank Sud Americano	-	24,898
Total	358,697	291,790

(1)	Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the following financial institutions:

(2)	Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 14.3).

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

14.2	Trade and other receivables

	09/30/2019			12/31/2018
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$
Trade receivables	381,106	-	381,106	430,914	-	430,914
Prepayments	16,285	-	16,285	16,147	-	16,147
Other receivables	9,327	1,759	11,086	19,558	2,275	21,833
Total trade and other receivables	406,718	1,759	408,477	466,619	2,275	468,894

	09/30/2019			12/31/2018
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	399,059	(17,953)	381,106	445,670	(14,756)	430,914
Trade receivables, current	399,059	(17,953)	381,106	445,670	(14,756)	430,914
Prepayments, current	17,070	(785)	16,285	16,990	(843)	16,147
Other receivables, current	13,782	(4,455)	9,327	23,863	(4,305)	19,558
Current trade and other receivables	30,852	(5,240)	25,612	40,853	(5,148)	35,705
Other receivables, non-current	1,759	-	1,759	2,275	-	2,275
Non-current receivables	1,759	-	1,759	2,275	-	2,275
Total trade and other receivables	431,670	(23,193)	408,477	488,798	(19,904)	468,894

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(a)	Portfolio stratification

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

(b)	Uncollateralized portfolio

As of September 30, 2019 and December 31, 2018 the detail of the uncollateralized portfolio is as follows:

09/30/2019
Total uncollateralized portfolio
Past due segments	Number of customers non- renegotiated portfolio	Gross non- renegotiated portfolio ThUS$	Number of customers renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,527	350,700	89	1,336
1-30 days	210	26,955	30	261
31-60 days	32	5,925	17	116
61-90 days	14	3,425	6	120
91-120 days	11	411	3	33
121-150 days	18	139	9	42
151-180 days	12	563	9	81
181-210 days	18	21	20	329
211-250 days	12	14	14	43
>250 days	155	7,263	69	1,282
Total	2,009	395,416	266	3,643

12/31/2018
	Total uncollateralized portfolio
Past due segments	Number of customers non- renegotiated portfolio	Gross non- renegotiated portfolio ThUS$	Number of customers renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,390	407,670	136	668
1-30 days	1,229	19,422	390	596
31-60 days	801	5,705	154	118
61-90 days	648	2,279	41	75
91-120 days	489	1,220	27	47
121-150 days	80	423	16	29
151-180 days	43	186	21	176
181-210 days	7	1,291	41	231
211-250 days	7	108	101	242
>250 days	140	7,036	305	1,148
Total	4,834	442,340	1,232	3,330

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

2019	Accounts Receivable						Trade receivables due from related
Trade and other receivables	Current	1 a 30 days	31 a 60 days	61 a 90 days	Over 90 days	Trade ThUS$	parties ThUS$
Expected Loss Rate on	1%	10%	15%	10%	81%	-	-
Total Gross Book Value	352,035	27,217	6,042	3,545	10,220	399,059	74,254
Deterioration Estimate	4,179	3,094	1,177	827	8,676	17,953	14,859

2018	Accounts Receivable						Trade receivables due from related
Trade and other receivables	Current	1 a 30 days	31 a 60 days	61 a 90 days	Over 90 days	Trade ThUS$	parties ThUS
Expected Loss Rate on	1%	9%	5%	4%	65%	-	-
Total Gross Book Value	408,300	20,018	2,861	2,354	12,137	445,670	55,520
Deterioration Estimate	4,811	1,858	146	89	7,852	14,756	12,730

As of September 30, 2019 and December 31, 2018, movements in provisions are as follows:

	09/30/2019	12/31/2018
	ThUS$	ThUS$
Provision Impairment Accounts receivable at the beginning of the Period	32,634	34,936
Adjustment to Starting Balance through New Model Calculations (IFRS 9)	-	2,301
Increase / (decrease) impairment of accounts receivable for the period to profit and loss	5,879	(2,967)
Use of Provision Applied to Accounts Receivable	(461)	(1,636)
Impairment of Accounts Receivable Provision at the Star of the Period	38,052	32,634
(1) Trade and Other Receivables Provision	17,953	14,756
(2) Current Related Party Receivables Provision	5,240	5,148
(3) Provision Trade payables due to related parties, current	14,859	12,730
Recovery of Insurance	290	827

Impairment of Accounts Receivable Provision	38,052	32,634
Renegotiated Provision	2,520	2,056
Non-renegotiated Provision	35,532	30,578

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

14.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations associated with bonds in Chilean pesos and UF in Chilean pesos. As of September 30, 2019, the notional amount of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$ 435,167, and as of December 31, 2018 such contracts amounted to ThUS$ 461,659.

	Assets / (Liabilities) Derivative Instrument	Total Realized	Hedging Reserve in Gross Equity
Expressed in ThUS$	ThUS$	ThUS$	ThUS$
Hedging with debt as underlying at 09/30/2019
Hedging Assets	11,046	(2,701)	13,747
Hedging Liabilities	(14,633)	(19,368)	4,735
Underlying Debt Coverage	(3,587)	(22,069)	18,482
Underlying Investment Coverage as of 09/30/2019
Hedging Assets	16,304	18,126	(1,822)
Hedging Liabilities	-	-	-
Coverage with Underlying Investments	16,304	18,126	(1,822)

	Assets / (Liabilities) Derivative Instrument	Total Realized	Hedging Reserve in Gross Equity
Expressed in ThUS$	ThUS$	ThUS$	ThUS$
Hedging with debt as underlying at 12/31/2018
Hedging Assets	13,516	3,037	10,479
Hedging Liabilities	(17,318)	(16,636)	(682)
Underlying Debt Coverage	(3,802)	(13,599)	9,797
Underlying Investment Coverage as of 12/31/2018
Hedging Assets	18,146	19,912	(1,765)
Hedging Liabilities	-	-	-
Coverage with Underlying Investments	18,146	19,912	(1,765)

Effect of Coverage in Profit and Equity for	Variation Total	Resut	Coverage Reserve Due to Variation Gross Coverage
the period as of 09/30/2019	ThUS$	ThUS$	ThUS$
Analysis Effect by Type of Coverage
Underlying Debt Coverage	(215)	8,470	(8,685)
Coverage with Underlying Investments	1,842	1,786	56
Total hedging effect on profit or loss and equity in the period	1,627	10,256	(8,629)
Analysis Effect by type of asset
Hedging in Current and Non-Current Assets	4,312	7,524	(3,212)
Hedging in Current and Non-Current Liabilities	(2,685)	2,732	(5,417)
Total Effect of Coverage in Profit or Loss and Shareholders' Equity for the period	1,627	10,256	(8,629)

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

The balances in the “effect on profit or loss” column consider the interim effects of the contracts in force January 1 to September 30, 2019 and from January 1 to December 31, 2018.

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
H	148,159	UF	01/04/2023
O	58,748	UF	02/01/2022
P	134,228	UF	01/15/2028

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal and interest payments.

Effectiveness

Effectiveness tests have verified that hedges are effective as of the reporting date. This note describes the fair values of derivative instruments classified as hedges.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

14.4	Financial liabilities

Other current and non-current financial liabilities

As of September 30, 2019 and December 31, 2018, the detail is as follows:

	09/30/2019			12/31/2018
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
- Bank borrowings	937	69,050	69,987	300	68,870	69,170
- Obligations with the public (bonds)	475,409	1,221,663	1,697,072	15,145	1,249,479	1,264,624
Derivative financial instruments
-For hedging	5,498	9,135	14,633	5,285	12,033	17,318
Non-Hedging liabilities	1,171	-	1,171	2,855	-	2,855
Liabilities for lease	5,947	24,308	30,255	-	-	-
Total	488,962	1,324,156	1,813,118	23,585	1,330,382	1,353,967

Current and non-current bank borrowings

As of September 30, 2019 and December 31, 2018, the detail is as follows:

	09/30/2019	12/31/2018
	ThUS$	ThUS$
Long-term bank borrowings	69,050	68,870
Current portion of long-term loans	937	300
Short-term borrowings and current portion of long-term borrowings	69,987	69,170

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

a)	Bank borrowings, current:

As of September 30, 2019 and December 31, 2018, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment			Effective	Nominal
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country	index	Repayment	Vencimiento	rate	rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	US$	Upon maturity	05/29/2023	2.79%	3.65%
O-E	Nitratos Naturais do Chile Lim.	Brazil	O-E	Banco Itau Brasil	Brazil	BRL	Upon maturity	09/30/2019	13,57%	7.02%
O-E	SQM Brasil Limitada	Brazil	O-E	Banco Itau Brasil	Brazil	BRL	Upon maturity	09/30/2019	13,57%	7.02%

		09/30/2019			09/30/2019
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	880	-	880	-	880
Nitratos Naturais do Chile	Banco Itau Brasil	-	-	-	10	-	10	-	10
SQM Brasil Limitada	Banco Itau Brasil	-	-	-	47	-	47	-	47
Total		-	-	-	937	-	937	-	937

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Debtor			Creditor			Currency or adjustment			Effective	Nominal
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	index	Repayment	Repayment	rate	rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	US$	Upon maturity	05/29/2023	3.60%	3.98%
O-E	Nitratos Naturais do Chile	Brazil	O-E	Bank ITAU Brasil	Brasil	BRL	Upon maturity	01/31/2019	5.17%	5.17%
O-E	SQM Brasil Limited	Brazil	O-E	Bank ITAU Brasil	Brasil	BRL	Upon maturity	01/31/2019	5.5%	5.5%

		12/31/2018			12/31/2018
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	248	248	-	248
Nitratos Naturais do Chile Ltda.	Banco ITAU Brasil	-	-	-	11	-	11	-	11
SQM Brasil Limited	Banco ITAU Brasil	-	-	-	41	-	41	-	41
Total		-	-	-	52	248	300	-	300

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

b)	Unsecured obligations, current:

As of September 30, 2019 and December 31, 2018, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

			Number of registration or				Payment of interest
Debtor Tax I No.			ID of the instrument Company	Series Country	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	10/21/2019	US$	Semiannual	Upon maturity	0.69%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2019	US$	Semiannual	Upon maturity	2.35%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	10/03/2019	US$	Semiannual	Upon maturity	1.60%	3.63%
93.007.000-9	SMQ S.A.	Chile	-	ThUS$450,000	11/07/2019	US$	Semiannual	Upon maturity	4.33%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2020	UF	Semiannual	Semiannual	1.36%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2020	UF	Semiannual	Upon maturity	2.41%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2019	UF	Semiannual	Upon maturity	2.71%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	12/01/2019	UF	Semiannual	Upon maturity	3.22%	3.45%

			09/30/2019 Nominal maturities			09/30/2019 Current maturities
			Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
Company	Country	Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	-	256,073	256,073	-	256,073	256,073	(386)	255,687
SQM S.A.	Chile	ThUS$250,000	-	1,883	1,883	-	1,883	1,883	(433)	1,450
SQM S.A.	Chile	ThUS$300,000	-	5,347	5,347	-	5,347	5,347	(614)	4,733
SQM S.A.	Chile	ThUS$450,000	7,597	-	7,597	7,597	-	7,597	(679)	6,918
SQM S.A.	Chile	H	-	148,746	148,746	-	148,746	148,746	(1,427)	147,319
SQM S.A.	Chile	O	-	58,132	58,132	-	58,132	58,132	(895)	57,237
SQM S.A.	Chile	P	776	-	776	776	-	776	(12)	764
SQM S.A.	Chile	Q	1,307	-	1,307	1,307	-	1,307	(6)	1,301
Total			9,680	470,181	479,861	9,680	470,181	479,861	(4,452)	475,409

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	CHILE	-	ThUS$250,000	04/21/2019	US$	Semiannual	Upon maturity	0.95%	5.50%
93.007.000-9	SQM S.A.	CHILE	-	ThUS$250,000	01/28/2019	US$	Semiannual	Upon maturity	2.75%	4.38%
93.007.000-9	SQM S.A.	CHILE	-	ThUS$300,000	04/03/2019	US$	Semiannual	Upon maturity	1.77%	3.63%
93.007.000-9	SQM S.A.	CHILE	564	H	01/05/2019	UF	Semiannual	Semiannual	1.90%	4.90%
93.007.000-9	SQM S.A.	CHILE	699	O	02/01/2019	UF	Semiannual	Upon maturity	2.60%	3.80%
93.007.000-9	SQM S.A.	CHILE	563	P	01/15/2019	UF	Semiannual	Upon maturity	3.07%	3.25%
93.007.000-9	SQM S.A.	CHILE	700	Q	06/01/2019	UF	Semiannual	Upon maturity	3.34%	3.45%

			12/31/2018			12/31/2018
				Nominal maturities		Current maturities
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	CHILE	ThUS$250,000	2,674	-	2,674	2,674	-	2,674	(386)	2,288
SQM S.A.	CHILE	ThUS$250,000	-	4,648	4,648	-	4,648	4,648	(433)	4,215
SQM S.A.	CHILE	ThUS$300,000	2,658	-	2,658	2,658	-	2,658	(614)	2,044
SQM S.A.	CHILE	H	-	3,756	3,756	-	3,756	3,756	(139)	3,617
SQM S.A.	CHILE	O	-	934	934	-	934	934	(67)	867
SQM S.A.	CHILE	P	-	1,784	1,784	-	1,784	1,784	(12)	1,772
SQM S.A.	CHILE	Q	342	-	342	342	-	342	-	342
Total			5,674	11,122	16,796	5,674	11,122	16,796	(1,651)	15,145

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Classes of interest-bearing loans, non-current

The following table shows the details of bank loans that accrue non-current interest as of September 30, 2019. As of December 31, 2018 there were no loans:

	Debtor			Creditor
Tax ID No.	Company	Country	Chilean Tax ID	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	0-E	Scotiabank Cayman	USA	USD	Maturity	3.65%	3.65%

		09/30/2019				09/30/2019
Debtor	Creditor	Nominal non-current maturities				Non-current maturities
Country	Financial institution	Between 1 and 2 ThUS$	Between 2 and 3 ThUS$	Between 3 and 4 ThUS$	Total ThUS$	Between 1 and 2 ThUS$	Between 2 and 3 ThUS$	Between 3 and 4 ThUS$	Subtotal ThUS$	Costs of obtaining loans ThUS$	Total ThUS$
SQM S.A.	Scotiabank Cayman	-	-	70,000	70,000	-	-	70,000	70,000	(950)	69,050
Total		-	-	70,000	70,000	-	-	70,000	70,000	(950)	69,050

Debtor			Creditor
Tax ID No.	Company	Country	Chilean Tax ID	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	0-E	Scotiabank Cayman	USA	USD	Maturity	3.98%	3.98%

		12/31/2018				12/31/2018
Debtor	Creditor	Nominal non-current maturities				Non-current maturities
Country	Financial institution	Between 1 and 2 ThUS$	Between 2 and 3 ThUS$	Between 3 and 4 ThUS$	Total ThUS$	Between 1 and 2 ThUS$	Between 2 and 3 ThUS$	Between 3 and 4 ThUS$	Subtotal ThUS$	Costs of obtaining loans ThUS$	Total ThUS$
SQM S.A.	Scotiabank Cayman		-	70,000	70,000	-	-	70,000	70,000	(1,130)	68,870
Total		-	-	70,000	70,000	-	-	70,000	70,000	(1,130)	68,870

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

c)	Obligaciones no garantizadas que devengan intereses, no corrientes

The following table shows the details of bank loans that accrue non-current interest as of September 30, 2019, As of December 31, 2018 there were no loans:

							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.42%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/03/2023	US$	Semiannual	Upon maturity	3.82%	3.63%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	05/07/2029	US$	Semiannual	Upon maturity	4.31%	4.25%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.26%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.46%	3.45%

Nominal non-current maturities 09/30/2019							Non-current maturities 09/30/2019
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(1,720)	248,280
ThS$300	-	-	300,000	-	-	300,000	-	-	300,000	-	-	300,000	(1,546)	298,454
ThS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(5,979)	444,021
P	-	-	-	-	115,551	115,551	-	-	-	-	115,551	115,551	(92)	115,459
Q	-	-	-	-	115,551	115,551	-	-	-	-	115,551	115,551	(102)	115,449
Total	-	-	300,000	-	931,102	1,231,102	-	-	300,000	-	931,102	1,231,102	(9,439)	1,221,663

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

d)	Non-current unsecured interest-bearing bonds,

As of September 30, 2019 and December 31, 2018, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

							Periodicity
			Number of
			registration			Currency or
			or ID of the		Maturity	adjustment	Payment		Effective	Nominal
Tax ID No.	Company	Country	instrument	Series	date	index	of interest	Repayment	rate	rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	4.42%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	3.82%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	4.31%	3.63%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.02%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.90%	5.50%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.26%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.46%	3.45%

Nominal non-current maturities							Non-current maturities
12/31/2018							12/31/2018
	Over 1	Over 2	Over 3	Over 4	Over 5	Total	Over 1	Over 2	Over 3	Over 4	Over 5		Bond
	year to	years to	years to	years to	years		year to	years to	years to	years to	years		issuance
Series	2	3	4	5			2	3	4	5		Subtotal	costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$250,000	250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	(131)	249,869
ThUS$250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(2,202)	247,798
ThUS$300,000	-	-	300,000	-	-	300,000	-	-	300,000	-	-	300,000	(2,006)	297,994
H	-	-	-	-	158,704	158,704	-	-	-	-	158,704	158,704	(1,392)	157,312
O	-	-	-	-	59,514	59,514	-	-	-	-	59,514	59,514	(878)	58,636
P	-	-	-	-	119,028	119,028	-	-	-	-	119,028	119,028	(101)	118,927
Q	-	-	-		119,028	119,028					119,028	119,028	(85)	118,943
Total	250,000	-	300,000	-	706,274	1,256,274	250,000	-	300,000	-	706,274	1,256,274	(6,795)	1,249,479

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

e)	Additional information

Bonds

On September 30, 2019 and December 31, 2018, short term bonds of ThUS$286,690 and ThUS$15,145 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date; debt is presented net of bond issuance costs. The non-current portion consisted of ThUS$1,410,382 on September 30, 2019 and ThUS$1,249,479 on December 31, 2018, corresponding to the issuance series H bonds second issue single series bonds (ThUS$250), series M bonds, series O bonds, third issue single series bonds (ThUS$300) and fourth issue single series bonds (ThUS$250), series P bonds and series Q bonds , net of bond issuance costs.

As of September 30, 2019 and, 2018, the details of each issuance are as follows:

(i)	Serie “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. The first was Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9%, with a term of 21 years and payment of the principal beginning in 2019.

On July 5, 2019, principal payments were amortized for a total of UF 181,818.18, at ThUS$7.4.

As of September 30, 2019, and December 31, 2018, the Company has made the following payments with a charge to the Series H bonds:

	09/30/2019	12/31/2018
Payments made	ThUS$	ThUS$
Payments of interest, Series H bonds	7,868	8,325
CCS Coverage	1,952	495

On September 30, 2019 the total non-current obligation was reclassified as a current liability. (See Note 20.1 and 22.2)

(ii)	Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the CMF of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of September 30, 2019, and December 31, 2018, the detail of payments charged to the line of single series bonds, second issue is as follows:

	09/30/2019	12/31/2018
Payments made	ThUS$	ThUS$
Interest payment	6,875	13,750

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(iii)	Series “O” bonds

On April 4, 2012, the Company issued “Series O” for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%.

As of September 30, 2019, and December 31, 2018, the Company has made the following payments with a charge to Series O bonds and their associated CCS hedging:

	09/30/2019	12/31/2018
Payments made	ThUS$	ThUS$
Payment of interest, Series O bonds	2,308	2,457
CCS Coverage	354	205

On September 30, 2019, the total non-current obligation was reclassified as short-term ( See Note 20.1 and 22.2).

(iv)	Single series bonds, third issue ThUS$ 300,000

On April 3, 2013, the Company issued a non-guaranteed bond in the United States with a value of US$300 million. The bond is for a 10-year term with an annual coupon rate of 3.625%. The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

As of September 30, 2019, and December 31, 2018, the following payments have been made with a debit to the line of single-series bonds, third issue:

	09/30/2019	12/31/2018
Payments made	ThUS$	ThUS$
Payment of interest	5,437	10,875

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(v)	Single series bonds, fourth issuance ThUS$250,000

On October 23, 2014, the Company informed the CMF that Sociedad Química y Minera de Chile S.A. had agreed to issue and place unsecured bonds of ThUS$250,000 in international markets. These mature in 2025 and have annual interest rate of 4.375%, which were offered to investors at a price of 99.410% with respect to capital. The aforementioned agreement was agreed on October 23, 2014 and the issuance and placement of such bonds was performed in conformity with the provisions of Rule 144A of the US Securities Act of 1933 and these bonds will not be publicly offered in Chile.

As of September 30, 2019, and December 31, 2018, the following payments have been made.

	09/30/2019	12/31/2018
Payments made	ThUS$	ThUS$
Payment of interest	10,938	10,938

(vi)	Series “P” bonds

On April 5, 2018, the Company informed the Financial Markets Commission that it had authorized the placement on the stock market of the Series “P” bond with a value of UF 3 million, with a charge to the 10 year Bonds Line registered in the FMC Securities Registry dated December 31, 2008 under number 563.

The Bonds (i) mature on January 15, 2028; (ii) will accrue on the unpaid principal, expressed in UF, at an annual interest rate of 3.25% from January 15, 2018; and (iii) can be called early by the Company as of the date of placement, that is, as of April 5, 2018.

As of September 30, 2019 and December 31, 2018, the following payments and their associated CCS have been made:

	09/30/2019	12/31/2018
Payments made	ThUS$	ThUS$
Payment of interest	3,960	1,085
Cobertura CCS	2,995	1,421

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(vii)	Series Q Bonds

On October 31, 2018, the issuance of Series Q bonds (the "Bonds"serie Q) was authorized in the general stock market for the sum of UF 3,000,000, which were registered in the Securities Registry of your Commission on February 14, 2012 under number 700.

The Bonds (i) mature on the first day of June 2038; (ii) will earn an interest rate of 3.45% per annum on the outstanding capital, expressed in Unidades de Fomento, as of June 1, 2018; and (iii) may be redeemed early by the Company as of the placement date, that is, as of November 8, 2018.

On November 8, 2018, all the Series Q Bonds have been placed and sold to Euroamerica S.A. for a total amount of $83,567,623,842, which was paid in full and in cash by Euroamerica S.A. to the Company.

The funds obtained from the aforementioned placement will be used approximately 90% to finance the expansion program of lithium, potassium nitrate and iodine plants in Chile; the remainder will be used for the investment plan of the Company and its subsidiaries, and to finance working capital.

As of September 30, 2019 and December 31, 2018, the following payments have been made:

	09/30/2019	12/31/2018
Payments made	ThUS$	ThUS$
Payment of interest	2,007	319

(viii)	Single series fifth issue bonds ThUS$$450,000

On May 7, 2019 the CMF was informed that the Company issued and placed unsecured bonds for ThUS$450,000 on international markets. Essentially, these bonds will mature in 2029, carry an interest rate of 4.25% per annum, and were offered to investors at a price of 99.984% with respect to the capital. This agreement was signed on May 7, 2019 and the bonds were issued and placed in accordance with the provisions of Rule 144A of the US Securities Act of 1933 and they will not be traded in Chile.

On September 30,2019 no payments have been made.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

f)	Current and non-current lease liabilities

	Currents				Non-Currents
Associated leasing	Up to 1 month	1 to 3 months	3 to 12 months	Total	1 to 5 years	5 or more years	Total	Balance at 09/30/2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Buildings	241	724	1,802	2,767	11,899	9,947	21,846	24,613
Machinery, plant and equipment	258	749	2,173	3,180	2,462	-	2,462	5,642
Total	499	1,473	3,975	5,947	14,361	9,947	24,308	30,255

Changes in Lease		Change IFRS 16	Monetary		Non- Monetary	Balance at
Liabilities	12/31/2018	New Standard	Capital repaid	Interest paid	Interest accrued	06/30/2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Buildings	-	26,750	(2,138)	(655)	656	24,613
Machinery, plant and equipment	-	7,939	(2,298)	(414)	415	5,642
Total	-	34,689	(4,436)	(1,069)	1,071	30,255

Lease amounts that were not included in liabilities under IFRS 16

The total amount of expenses related to lease payments due in less than 1 year are less than ThUS$5 and variable payments not included in lease liabilities are ThUS$33,502 for the period ended September 30, 2019

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

14.5	Trade and other payables

a)	Details trade and other payables

	09/30/2019			12/31/2018
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	194,552	-	194,552	163,373	-	163,373
Other accounts payable	414	-	414	378	-	378
Total	194,966	-	194,966	163,751	-	163,751

As of September 30, 2019 and December 31, 2018, the balance of current and past due suppliers is as follows:

Suppliers current on all payments

	Amounts according to payment periods as of 09/30/2019
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	Days	days	Days	days	days	days	ThUS$
Goods	121,236	4,607	86	116	2,019	-	128,064
Services	51,030	123	-	4	78	-	51,235
Others	3,811	66	-	-	-	-	3,877
Total	176,077	4,796	86	120	2,097	-	183,176

	Amounts according to payment periods as of 12/31/2018
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	days	days	days	days	days	days	ThUS$
Goods	48,969	1,919	912	25	280	-	52,105
Services	37,376	314	157	107	54	-	38,008
Others	54,978	161	20	-	3	-	55,162
Total	141,323	2,394	1,089	132	337	-	145,275

Suppliers past due on payments

	Amounts according to payment periods as of 09/30/2019
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	days	days	days	days	days	days	ThUS$
Goods	861	241	42	89	1,074	-	2,307
Services	3,273	412	94	376	624	-	4,779
Others	2,885	50	318	218	819	-	4,290
Total	7,019	703	454	683	2,517	-	11,376

	Amounts according to payment periods as of 12/31/2018
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	days	days	days	days	days	days	ThUS$
Goods	1,533	209	210	255	462	-	2,669
Services	12,229	838	109	111	450	-	13,737
Others	1,039	385	92	6	170	-	1,692
Total	14,801	1,432	411	372	1,082	-	18,098

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of September 30, 2019, the Company has purchase orders amounting to ThUS$ 68,533 (ThUS$ 59,919 as of December 31, 2018).

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

14.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which have generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value with an impact on profit or loss	09/30/2019	Effect on profit or loss as of 09/30/2019	12/31/2018	Effect on profit or loss as of 12/31/2018
	ThUS$	ThUS$	ThUS$	ThUS$
Current
Derivative instruments (IRS)	-	-	91	-
Total	-	-	91	-

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

14.7	Financial asset and liability categories

a)	Financial Assets

	09/30/2019			12/31/2018
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$
Cash and cash equivalent	787,619	-	787,619	556,066	-	556,066
Trade receivables due from related parties	59,405	-	59,405	42,790	-	42,790
Financial assets measured at amortized cost	358,697	75	358,772	291,790	75	291,865
Loans and receivables measured at amortized cost	406,717	1,759	408,476	466,619	2,275	468,894
Total financial assets measured at amortized cost	1,612,438	1,834	1,614,272	1,357,265	2,350	1,359,615

Derivative financial instruments
For hedging purposes	16,304	11,046	27,350	18,238	13,425	31,663
Held for trading at fair value through profit or loss	1,839	-	1,839	2,693	-	2,693
Financial assets classified as available for sale at fair value through equity	-	3,670	3,670	-	3,631	3,631
Total financial assets at fair value	18,143	14,716	32,859	20,931	17,056	37,987
Total financial assets	1,630,581	16,550	1,647,131	1,378,196	19,406	1,397,602

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

b)	Financial liabilities

	09/30/2019			12/31/2018
	Current	Non- Current	Total	Current	Non- Current	Total
Description of financial liabilities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Derivative financial instruments
For hedging purposes	5,498	9,135	14,633	5,285	12,033	17,318
Held for trading at fair value through profit or loss	1,171	-	1,171	2,855	-	2,855
Financial liabilities at fair value through profit or loss	6,669	9,135	15,804	8,140	12,033	20,173

Liabilities at amortized cost
Bank loans	937	69,050	69,987	300	68,870	69,170
Obligations to the public	475,409	1,221,663	1,697,072	15,145	1,249,479	1,264,624
Lease Liabilities	5,947	24,308	30,255	-	-	-
Financial liabilities at amortized cost (trade and other payables)	194,966	-	194,966	163,751	-	163,751
Trade payables due to related parties	776	-	776	9	-	9
Total financial liabilities at amortized cost	678,035	1,315,021	1,993,056	179,205	1,318,349	1,497,554
Total financial liabilities	684,704	1,324,156	2,008,860	187,345	1,330,382	1,517,727

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

14.8	Fair value measurement of assets and liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, CCS to hedge bonds issued in local currency (Peso/UF).

The value of the Company’s assets and liabilities recognized by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (Ch/UF) and liability (US$) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract, Options: the value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, peso, USD and basis swap rates. In the case of fair value calculations for IRS, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used, Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts may be recognized in the caption Finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the present market value of secured and unsecured long-term obligations; bonds denominated in local currency (Ch$/UF) and foreign currency (US$), credits denominated in foreign currency (US$), which is classified under Level 2 in the fair value hierarchy established by IFRS.

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, taking into account the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and Association of Banks and Financial Institutions.

Fair value hierarchy

The fair value hierarchy is detailed as follows:

(a)	Level 1: using quoted prices (unadjusted) only in active markets.

(b)	Level 2: when in any phase in the valuation process inputs other than quoted prices have been used in Level 1 that are observable directly in markets.

(c)	Level 3: inputs for the asset or liability that are not based on observable market data.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

	Carrying Amount at Amortized Cost	Fair value (informative)	Fair value	Measurement Methodology
	09/30/2019	09/30/2019	09/30/2019	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	787,619	787,619	-	-	787,619	-
Trade and other receivables, current	406,717	406,717	-	-	-	406,717
Trade receivables due from related parties, current	59,405	59,405	-	-	-	59,405
Other current financial assets:
-Time deposits	358,697	358,697	-	-	358,697	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	1,461	-	1,461	-
- Options	-	-	378	-	378	-
- Hedging assets	-	-	-	-	-	-
- Investment hedge swaps	-	-	16,304	-	16,304	-
Non-current accounts receivable	1,759	1,759	-	-	-	-
Other non-current financial assets:
- Other	95	95	-	-	95	-
- Actions	-	-	3,650	3.650	-	-
- Hedging assets – Swaps	-	-	11,046	-	11,046	-
Other current financial liabilities						-
- Bank loans	937	937	-	-	937	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	1,124	-	1,124	-
- Options	-	-	48	-	48	-
- Hedging liabilities	-	-	5,498	-	5,498	-
- Swaps	-	-	-	-	-	-
- Inversiones
- Unsecured obligations	475,409	475,409	-	-	475,409	-
Current lease liabilities	5,947	5,947	-	-	5,947	-
Trade and other payables, current and non current	194,966	196,935	-	-	-	196,935
Trade payables due to related parties, current	776	776	-	-	-	776
Other non-current financial liabilities:
- Bank loans	69,050	71,991	-	-	71,991	-
- Unsecured obligations	1,221,663	1,426,982	-	-	1,426,982	-
- Non-current hedging liabilities	-	-	9,135	-	9,135	-
- Non-current lease liabilities	24,308	27,789	-	-	27,789	-

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

	Carrying Amount at Amortized Cost	Fair value (informative)	Fair value	Measurement Methodology
	12/31/2018	12/31/2018	12/31/2018	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	556,066	556,066	-	-	556,066	-
Trade and other receivables, current	466,619	466,619	-	-	-	466,619
Trade receivables due from related parties, current	42,790	42,790	-	-	-	42,790
Other current financial assets:
- Time deposits	291,790	291,790	-	-	291,790	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,637	-	2,637	-
- Options	-	-	56	-	56	-
- Hedging assets	-	-	-	-	-	-
- Investment hedge swaps	-	-	18,238	-	18,238	-
Non-current accounts receivable	424	424	-	-	-	-
Other non-current financial assets:
- Other	95	95	-	-	95	-
- Actions	-	-	3,611	-	-	-
- Hedging assets - Swaps	-	-	13,425	-	13,425	-
Other current financial liabilities
- Bank loans	300	300	-	-	300	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,723	-	2,723	-
- Options	-	-	132	-	132	-
- Hedging liabilities - Swaps	-	-	5,285	-	5,285	-
- Unsecured obligations	15,145	15,145	-	-	-	15,145
Trade and other payables, current and non current	163,751	163,751	-	-	-	163,751
Trade payables due to related parties, current	9	9	-	-	9	-
Other non-current financial liabilities:
- Bank loans	68,870	71,826	-	-	71,826	-
- Unsecured obligations	1,249,479	1,357,640	-	-	1,357,640	-
- Non-current hedging liabilities	-	-	12,033	-	12,033	-

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

14.9	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

-	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

-	The fair value of other current financial liabilities is considered to be equal to their carrying values.

-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated by discounting contractual cash flows at their original current market rates with similar terms.

-	The fair value of debt is considered in Level 2.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 5.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 15	Intangible assets and goodwill

15.1	Balances

	09/30/2019	12/31/2018
	ThUS$	ThUS$
Intangible assets other than goodwill	189,443	189,350
Goodwill	34,851	34,866
Total	224,294	224,216

15.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of September 30, 2019 and December 31, 2018 are detailed as follows:

			September 30, 2019
Intangible assets and goodwill	Useful life	Gross Value ThUS$	Accumulated amortization ThUS$	Accumulated impairment ThUS$	Net Value ThUS$
IT programs	Finite	32,613	(27,768)	-	4,845
Intellectual property rights, patents and other industrial property rights, service.	Finite	1,254	(1,122)	(7)	125
Mining claims, water rights and rights of way.	Indefinite	183,517	-	(1,729)	181,788
Mining claims	Finite	1,500	(176)	-	1,324
Customer-related intangible assets	Indefinite	1,778	-	(430)	1,348
Other intangible assets.	Indefinite	13	-	-	13
Intangible assets other than goodwill		220,675	(29,066)	(2,166)	189,443
Goodwill	Indefinite	38,120	-	(3,269)	34,851
Total Intangible Assets		258,795	(29,066)	(5,435)	224,294

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

December 31, 2018
Intangible assets and goodwill	Useful life	Gross Value ThUS$	Accumulated amortization ThUS$	Accumulated impairment ThUS$	Net Value ThUS$
IT programs	Finite	30,047	(25,454)	-	4,593
Intellectual property rights, patents and other industrial property rights, service,	Finite	1,254	(1,096)	(7)	151
Mining claims, water rights and rights of way	Indefinite	183,349	-	(1,729)	181,620
Mining claims	Finite	1,500	(88)	-	1,412
Customer-related intangible assets	Indefinite	1,778	-	(205)	1,573
Other intangible assets	Indefinite	1	-	-	1
Intangible assets other than goodwill		217,929	(26,638)	(1,941)	189,350
Goodwill	Indefinite	38,120	-	(3,254)	34,866
Total Intangible Assets		256,049	(26,638)	(5,195)	224,216

a)           Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the length of, or number of production or similar units constituting that useful life.

The estimated useful life for software which they are amortized corresponds to the periods defined by the contracts or rights from which they originate.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and have a finite useful life to the extent to which they are subject to a fixed-term contract or otherwise they are considered to be indefinite.

The company owns mining claims granted by Corfo, which correspond to assets subject to restitution. For this reason they are considered assets with a finite useful life and their useful life is assigned until the year 2030 when the contract ends.

b)           Method used to assess identifiable intangible assets with indefinite useful life

The recoverable value of the cash-generating unit has been determined based on a calculation of value-in-use using cash flow projections for a period of 5 years, plus perpetuity annually on December 31.

The current value of future cash flows generated by these assets has been estimated given the variation in sales volumes, market prices and costs, discounted at a weighted average cost of capital (WACC) rate of 9.8% as of December 31, 2018.

This group of intangible assets includes water rights acquired in Chile, and mining concessions held by the company in Chile and Australia, and these rights are recorded at acquisition cost.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

c)           Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Mining property, water rights and rights of way	Indefinite	Indefinite
Intangible assets other than goodwill	Indefinite	Indefinite
Mining claims	1 year	11 years
Intellectual property rights, patents and other industrial property rights, service	1 year	16 years
Commercial trademarks	1 year	5 years
IT programs	2 years	6 years

The following table shows the movements in goodwill as of September 30, 2019:

Company	Goodwill 01/01/2019	Additional recognition	Accumulated impairment losses	Goodwill September 30, 2019
	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	(3,214)	-
SQM S.A.	22,255	-	-	22,255
SQM Iberian S.A.	148	-	(15)	133
SQM Investment Corporation	86	-	-	86
Soquimich Comercial S.A.	320	-	(40)	280
Soquimich European Holding	11,373	-	-	11,373
SQM Potasio S.A.	724	-	-	724
Total	38,120	-	(3,269)	34,851

d)           Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

e)                   Movements in identifiable intangible assets as of September 30, 2019:

Gross Value Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims, Finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	30,047	1,254	183,349	1,500	1,778	1	38,120	256,049
Additions	1,841	-	169	-	-	12	-	2,022
Other increases / decreases for foreign currency exchange rates	(4)	-	(1)	-	-	-	-	(5)
Other increases (decreases)	729	-	-	-	-	-	-	729
Total increases (decreases)	2,566	-	168	-	-	12	-	2,746
Closing balance	32,613	1,254	183,517	1,500	1,778	13	38,120	258,795

Accumulated amortization and impairment Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims, Finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(25,454)	(1,103)	(1,729)	(88)	(205)	-	(3,254)	(31,833)
Other increases / decreases for foreign currency exchange rates	1	-	-	-	-	-	-	1
Impairment losses recognized in profit or loss for the year	-	-	-	-	(225)	-	(15)	(240)
Amortization	(2,315)	(26)	-	(88)	-	-	-	(2,429)
Total increases (decreases)	(2,314)	(26)	-	(88)	(225)	-	(15)	(2,668)
Closing balance	(27,768)	(1,129)	(1,729)	(176)	(430)	-	(3,269)	(34,501)

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

e)       Movements in identifiable intangible assets as of Septemer 30, 2019:

Net value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims. Finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	4,593	151	181,620	1,412	1,573	1	34,866	224,216
Additions	1,841	-	169	-	-	12	-	2,022
Amortization	(2,315)	(26)	-	(60)	-	-	-	(2,429)
Impairment losses recognized in profit or loss for the year	-	-	-	-	(225)	-	(15)	(240)
Other increases / decreases for foreign currency exchange rates	(3)	-	(1)	-	-	-	-	(4)
Other increases (decreases)	729	-	-	-	-	-	-	729
Total increases (decreases)	252	(26)	168	(88)	(225)	12	(15)	78
Closing balance	4,845	125	181,788	1,324	1,348	13	34,851	224,294

f)       Movements in identifiable intangible assets as of December 31, 2018:

Gross Value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims, Finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	25,060	1,250	104,858	1,500	1,778	171	37,972	172,589
Additions	1,159	5	77,201	-	-	11	-	78,376
Other increases / decreases for foreign currency exchange rates	(5)	(1)	(4)	-	-	-	-	(10)
Other increases (decreases)	3,833	-	1,294	-	-	(181)	148	5,094
Total increases (decreases)	4,987	4	78,491	-	-	(170)	148	83,460
Closing balance	30,047	1,254	183,349	1,500	1,778	1	38,120	256,049

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Accumulated amortization and impairment Movements in identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims, Finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(19,769)	(1,061)	-	-	-	-	-	(20,830)
Other increases / decreases for foreign currency exchange rates	4	-	-	-	-	-	-	4
Impairment losses recognized in profit or loss for the year	-	(7)	(1,729)	-	(205)	-	(3,254)	(5,195)
Amortization	(2,880)	(35)	-	(88)	-	-	-	(3,003)
Other increases (decreases)	(2,809)	-	-	-	-	-	-	(2,809)
Total increases (decreases)	(5,685)	(42)	(1,729)	(88)	(205)	-	(3,254)	(11,003)
Closing balance	(25,454)	(1,103)	(1,729)	(88)	(205)	-	(3,254)	(31,833)

Net value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service, Finite	Mining claims property, water rights, and rights of way, Indefinite	Mining claims, Finite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	5,291	189	104,858	1,500	1,778	171	37,972	151,759
Additions	1,159	5	77,201	-	-	11	-	78,376
Increases (decreases) for transfers	-	-	-	-		-	-	-
Amortization	(2,880)	(35)	-	(88)	-	-	-	(3,003)
Impairment losses recognized in profit or loss for the year	-	(7)	(1,729)	-	(205)	-	(3,254)	(5,195)
Other increases / decreases for foreign currency exchange rates	(1)	(1)	(4)	-	-	-	-	(6)
Other increases (decreases)	1,024	-	1,294	-	-	(181)	148	2,285
Total increases (decreases)	(698)	(38)	76,762	(88)	(205)	(170)	(3,106)	72,457
Closing balance	4,593	151	181,620	1,412	1,573	1	34,866	224,216

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

g)       Movements in identifiable goodwill as of September 30, 2019:

Gross Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill released without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	-	-	-	-	-	3,214
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	-	-	-	-	-	148
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	-	-	-	-	-	320
Soquimich European Holding B.V.	11,373	-	-	-	-	-	-	-	-	11,373
SQM Potasio	724	-	-	-	-	-	-	-	-	724
Total increases (decreases)	38,120	-	-	-	-	-	-	-	-	38,120
Closing balance	38,120	-	-	-	-	-	-	-	-	38,120

Accumulated impairment Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill released without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	(3,214)	-	-	-	-	-	-	-	-	(3,214)
SQM S.A.	-	-	-	-	-	-	-	-	-	-
SQM Iberian S.A.	-	-	-	-	-	(15)	-	-	(15)	(15)
SQM Investment Corporation	-	-	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	(40)	-	-	-	-	-	-	-	-	(40)
Soquimich European Holding B.V.	-	-	-	-	-	-	-	-	-	-
SQM Potasio	-	-	-	-	-	-	-	-	-	-
Total increases (decreases)	(3,254)	-	-	-	-	(15)	-	-	(15)	(3,269)
Closing balance	(3,254)					(15)			(15)	(3,269)

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

g)       Movements in identifiable goodwill as of September 30, 2019:

Net Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2019	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill released without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-	-	-	-	-	-
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	-	(15)	-	-	(15)	133
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	280	-	-	-	-	-	-	-	-	280
Soquimich European Holding B.V.	11,373	-	-	-	-	-	-	-	-	11,373
SQM Potasio	724	-	-	-	-	-	-	-	-	724
Total increases (decreases)	34,866	-	-	-	-	(15)	-	-	(15)	34,851
Closing balance	34,866	-	-	-	-	(15)	-	-	(15)	34,851

h)       Movements in identifiable goodwill as of December 31, 2018:

Gross Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2018	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill released without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	-	-	-	-	-	3,214
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Iberian S.A.	-	-	-	-	-	-	-	148	148	148
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	-	-	-	-	-	320
Soquimich European Holding	11,373	-	-	-	-	-	-	-	-	11,373
SQM Potasio	724	-	-	-	-	-	-	-	-	724
Total increases (decreases)	37,972	-	-	-	-	-	-	148	148	38,120
Closing balance	37,972	-	-	-	-	-	-	148	148	38,120

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

h)       Movements in identifiable goodwill as of December 31, 2018:

Accumulated impairment Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2018	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill released without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-	(3,214)	-	-	(3,214)	(3,214)
SQM S.A.	-	-	-	-	-	-	-	-	-	-
SQM Investment Corporation	-	-	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	-	-	-	-	-	(40)	-	-	(40)	(40)
Soquimich European Holding	-	-	-	-	-	-	-	-	-	-
SQM Potasio	-	-	-	-	-	-	-	-	-	-
Closing balance	-	-	-	-	-	(3,254)	-	-	(3,254)	(3,254)

Net Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2018	Additional recognition	Recognition subsequent to deferred tax assets (-)	Decreases for classification as held for sale (-)	Goodwill released without having been included previously in disposal groups classified as held for sale (-)	Impairment losses recognized in profit or loss for the year (-)	Increase (decrease) for net exchange differences	Increase (decrease) due to other changes	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	-	(3,214)	-	-	(3,214)	-
SQM S.A.	22,255	-	-	-	-	-	-	-	-	22,255
SQM Ibereian S.A.	-							148	148	148
SQM Investment Corporation	86	-	-	-	-	-	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	-	(40)	-	-	(40)	280
Soquimich European Holding	11,373	-	-	-	-	-	-	-	-	11,373
SQM Potasio	724	-	-	-	-	-	-	-	-	724
Closing balance	37,972	-	-	-	-	(3,254)	-	148	(3,106)	34,866

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 16 Property, plant and equipment

As of September 30, 2019 and December 31, 2018, the detail of property, plant and equipment is as follows:

16.1 Types of property, plant and equipment

Description of types of property, plant and equipment Property, plant and equipment, net	09/30/2019 ThUS$	12/31/2018 ThUS$
Land	24,666	24,695
Buildings (1)	250,341	238,808
Other property, plant and equipment	25,736	28,175
Transport equipment(2)	2,708	2,892
Supplies and accessories	4,636	4,722
Office equipment	397	513
Network and communication equipment	460	692
Mining assets	11,320	11,501
IT equipment	4,980	4,980
Energy generating assets	5,580	6,117
Constructions in progress	386,295	207,830
Machinery, plant and equipment (3)	856,523	923,898
Total	1,573,642	1,454,823

(1) The buildings line item includes ThUS$24,293 corresponding to right-of-use assets; (2) The line item “Transport equipment” Includes ThUS$322 corresponding to right-of-use assets;(3) the property, plant and equipment line item includes ThUS$5,159 corresponding to right-of-use assets; the total includes ThUS$29,774 corresponding to right-of-use assets (IFRS 16)

Property, plant and equipment, gross
Land	24,666	24,695
Buildings (1)	684,580	648,719
Other property, plant and equipment	247,739	245,731
Transport equipment(2)	12,196	11,668
Supplies and accessories	25,203	24,456
Network and communication equipment	7,566	7,505
Mining assets	147,327	132,309
IT equipment	30,992	29,955
Energy generating assets	37,622	36,930
Constructions in progress	386,295	207,830
Machinery, plant and equipment (3)	3,098,430	3,068,862
Total	4,714,002	4,450,037

(1) The buildings line item includes ThUS$26,750 corresponding to right-of-use assets; (2)The line item “Transport equipment”.Includes ThUS$529 corresponding to right-of-use assets; (3) The property, plant and equipment line item includes ThUS$7,410 corresponding to right-of-use assets; the total includes ThUS$34,689 corresponding to right-of-use assets (IFRS 16)

Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings (1)	(434,239)	(409,911)
Accumulated depreciation and impairment of other property, plant and equipment	(222,003)	(217,556)
Accumulated depreciation and impairment of transport equipment(2)	(9,488)	(8,776)
Accumulated depreciation and impairment of supplies and accessories	(20,567)	(19,734)
Accumulated depreciation and impairment of office equipment	(10,989)	(10,864)
Accumulated depreciation and impairment of network and communication equipment	(7,106)	(6,813)
Accumulated depreciation and impairment of mining assets	(136,007)	(120,808)
Accumulated depreciation and impairment of IT equipment	(26,012)	(24,975)
Accumulated depreciation and impairment of energy generating assets	(32,042)	(30,813)
Accumulated depreciation and impairment of machinery, plant and equipment (3)	(2,241,907)	(2,144,964)
Total	(3,140,360)	(2,995,214)

(1) The buildings line item includes ThUS$(2,457) corresponding to depreciation of right-of-use assets. (2)The line item “Transport equipment”. Includes ThUS$(207) corresponding to right-of-use assets; (3) The property, plant and equipment line item includes ThUS$(2,251) corresponding to depreciation of right-of-use assets; the total includes ThUS$(4,915) corresponding to depreciation of right-of-use assets (IFRS 16).

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Description of classes of property, plant and equipment Property, plant and equipment, net	09/30/2019 ThUS$	12/31/2018 ThUS$
Pumps	30,037	34,145
Conveyor Belt	22,321	22,082
Crystallizer	24,867	27,112
Plant Equipment	172,375	188,934
Tanks	13,569	14,876
Filter	27,589	29,300
Electrical equipment/facilities	86,284	96,179
Other Property, Plant & Equipment	47,305	58,997
Site Closure	13,195	12,967
Right-of-use assets	5,159	-
Piping	87,983	98,498
Well	236,356	250,045
Pond	43,677	42,903
Spare Parts	45,806	47,860
Total	856,523	923,898

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

16.2	Conciliation of changes in property, plant and equipment by type:

Conciliation of changes in property, plant and equipment by class as of September 30, 2019 and December 31, 2018:

Conciliation of changes in property, plant and equipment by class as of September 30, 2019, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	24,695	648,719	245,731	11,668	24,456	11,377	7,505	132,309	29,955	36,930	207,830	3,068,862	4,450,037
Initial recognition of IFRS 16	-	26,750	-	529	-	-	-	-	-	-	-	7,410	34,689
Balance with recognition NIIF 16	24,695	675,469	245,731	12,197	24,456	11,377	7,505	132,309	29,955	36,930	207,830	3,076,272	4,484,726
Additions	-	1	771	-	13	8	-	-	917	-	229,908	4,785	236,403
Disposals	-	-	(827)	-	-	-	-	-	(3)	-	-	-	(830)
Increase (decrease) in foreign currency translation difference	(22)	(46)	(2)	(1)	(6)	(2)	-	-	(4)	-	-	(48)	(131)
Reclassifications	132	9,157	2,237	-	740	-	61	2,609	91	692	(52,013)	36,497	203
Other increases (decreases)	-	(1)	(171)	-	-	3	-	12,409	36	-	570	(19,076)	(6,230)
Decreases for classification as held for sale	(139)	-	-	-	-	-	-	-	-	-	-	-	(139)
Total changes	(29)	9,111	2,008	(1)	747	9	61	15,018	1,037	692	178,465	22,158	229,276
Closing balance	24,666	684,580	247,739	12,196	25,203	11,386	7,566	147,327	30,992	37,622	386,295	3,098,430	4,714,002

Conciliation of changes in property, plant and equipment by class as of September 30, 2019, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(409,911)	(217,556)	(8,776)	(19,734)	(10,864)	(6,813)	(120,808)	(24,975)	(30,813)	-	(2,144,964)	(2,995,214)
Changes
Disposals	-	-	827	-	-	-	-	-	1	-	-	-	828
Depreciation expense	-	(24,147)	(5,385)	(714)	(843)	(127)	(294)	(4,595)	(976)	(1,220)	-	(107,595)	(145,896)
Increase (decrease) in foreign currency translation difference	-	16	2	1	5	1	-	-	3	-	-	24	52
Reclassifications	-	7	(6)	1	6	-	1	-	(5)	-	-	(207)	(203)
Other increases (decreases)	-	(204)	115	-	(1)	1	-	(10,604)	(60)	(9)	-	10.835	73
Total changes	-	(24,328)	(4,447)	(712)	(833)	(125)	(293)	(15,199)	(1,037)	(1,229)	-	(96,943)	(145,146)
Closing balance	-	(434,239)	(220,003)	(9,488)	(20,567)	(10,989)	(7,106)	(136,007)	(26,012)	(32,042)	-	(2,241,907)	(3,140,360)

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Conciliation of changes in property, plant and equipment by class as of September 30, 2019, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	24,695	238,808	28,175	2,892	4,722	513	692	11,501	4,980	6,117	207,830	923,898	1,454,823
Initial recognition of IFRS 16	-	26,750	-	529	-	-	-	-	-	-	-	7,410	34,689
Balance with recognition NIIF 16	24,695	262,558	28,175	3,421	4,722	513	692	11,501	4,980	6,117	207,830	931,308	1,489,512
Additions	-	1	771	-	13	8	-	-	917	-	229,908	4,785	236,403
Disposals	-	-	-	-	-	-	-	-	(2)	-	-	-	(2)
Depreciation expense	-	(24,147)	(5,385)	(714)	(843)	(127)	(294)	(4,595)	(976)	(1,220)	-	(107,595)	(145,896)
Increase (decrease) in foreign currency translation difference	(22)	(30)	-	-	(1)	(1)	-	-	(1)	-	-	(24)	(79)
Reclassifications	132	9,164	2,231	1	746	-	62	2,609	86	692	(52,013)	36,290	-
Other increases (decreases) (1)	-	(205)	(56)	-	(1)	4	-	1,805	(24)	(9)	570	(8,241)	(6,157)
Decreases for classification as held for sale (2)	(139)	-	-	-	-	-	-	-	-	-	-	-	(139)
Total changes	(29)	(15,217)	(2,439)	(713)	(86)	(116)	(232)	(181)	-	(537)	178,465	(74,785)	84,130
Closing balance	24,666	250,341	25,736	2,708	4,636	397	460	11,320	4,980	5,580	386,295	856,523	1,573,642

(1) The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment”, They can have the following origin:1) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; 2) the variation representing the purchase and use of materials and spare parts; 3) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; 4) software that is reclassified to “Intangibles”.

(2) The Company classifies as non-current held for sale property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Conciliation of changes in property, plant and equipment by class as of December 31, 2018, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	24,900	610,264	244,831	11,195	19,498	11,105	7,356	129,028	27,038	36,643	165,054	2,938,287	4,225,199
Changes
Additions	-	28	833	-	41	15	-	-	489	-	263,290	1,448	266,144
Disposals	-	(38)	(7,811)	(51)	-	-	-	-	(10)	-	(6,582)	(1,666)	(16,158)
Increase (decrease) in foreign currency translation difference	(64)	(134)	(8)	(3)	(19)	(6)	-	-	(11)	-	-	(153)	(398)
Reclassifications	-	38,746	10,330	529	4,889	268	150	3,281	2,100	75	(184,095)	123,726	(1)
Other increases (decreases)	-	(147)	(2,444)	(2)	47	(5)	(1)	-	349	212	(29,837)	7,220	(24,608)
Decreases for classification as held for sale (1)	(141)	-	-	-	-	-	-	-	-	-	-	-	(141)
Total changes	(205)	38,455	900	473	4,958	272	149	3,281	2,917	287	42,776	130,575	224,838
Closing balance	24,695	648,719	245,731	11,668	24,456	11,377	7,505	132,309	29,955	36,930	207,830	3,068,862	4,450,037

Conciliation of changes in property, plant and equipment by class as of December 31, 2018, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(379,945)	(219,969)	(7,938)	(17,626)	(10,618)	(6,306)	(112,791)	(23,637)	(28,782)	-	(1,988,233)	(2,795,845)

Disposals	-	38	7,737	8	-	-	-	-	10	-	-	1,722	9,515
Depreciation expense	-	(29,829)	(7,415)	(880)	(2,056)	(271)	(483)	(8,017)	(1,374)	(2,026)	-	(158,900)	(211,251)
Impairment	-	(437)	-	-	-	-	-	-	-	(12)	-	(941)	(1,390)
Increase (decrease) in foreign currency translation difference	-	41	4	1	12	3	-	-	(1)	-	-	61	121
Reclassifications	-	106	(483)	-	(87)	(17)	(28)	-	90	1	-	419	1
Other increases (decreases)	-	115	2,570	33	23	39	4	-	(63)	6	-	908	3,635
Total changes	-	(29,966)	2,413	(838)	(2,108)	(246)	(507)	(8,017)	(1,338)	(2,031)	-	(156,731)	(199,369)
Closing balance	-	(409,911)	(217,556)	(8,776)	(19,734)	(10,864)	(6,813)	(120,808)	(24,975)	(30,813)	-	(2,144,964)	(2,995,214)

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Conciliation of changes in property, plant and equipment by class as of December 31, 2018, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	24,900	230,319	24,862	3,257	1,872	487	1,050	16,237	3,401	7,861	165,054	950,054	1,429,354
Changes
Additions	-	28	833	-	41	15	-	-	489	-	263,290	1,448	266,144
Disposals	-	-	(74)	(43)	-	-	-	-	-	-	(6,582)	56	(6,643)
Depreciation expense	-	(29,829)	(7,415)	(880)	(2,056)	(271)	(483)	(8,017)	(1,374)	(2,026)	-	(158,900)	(211,251)
Impairment	-	(437)	-	-	-	-	-	-	-	(12)	-	(941)	(1,390)
Increase (decrease) in foreign currency translation difference	(64)	(93)	(4)	(2)	(7)	(3)	-	-	(12)	-	-	(92)	(277)
Reclassifications	-	38,852	9,847	529	4,802	251	122	3,281	2,190	76	(184,095)	124,145	-
Other increases (decreases) (1)	-	(32)	126	31	70	34	3	-	286	218	(29,837)	8,128	(20,973)
Decreases for classification as held for sale (2)	(141)	-	-	-	-	-	-	-	-	-	-	-	(141)
Total changes	(205)	8,489	3,313	(365)	2,850	26	(358)	(4,736)	1,579	(1,744)	42,776	(26,156)	25,469
Closing balance	24,695	238,808	28,175	2,892	4,722	513	692	11,501	4,980	6,117	207,830	923,898	1,454,823

(1) The net balance of other increases (decreases) corresponds to all those items that are reclassified to or from property, plant and equipment, They can have the following origin:1) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate;, 2) the variation representing the purchase and use of materials and spare parts; 3) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; 4) assets for retirement obligations and 5) software that is reclassified to Intangibles.

(2) The Company classifies as non-current held for sale property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

16.3	Conciliation of changes in right of use assets, by classes

Conciliation of changes in property, plant and equipment by class as of September 30, 2019, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	-	-	-	-	-	-	-	-	-	-	-	-
Initial recognition of IFRS 16	-	26,750	-	529	-	-	-	-	-	-	-	7,410	34,689
Balance with recognition NIIF 16	-	26,750	-	529	-	-	-	-	-	-	-	7,410	34,689
Additions	-	-	-	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense		(2,457)	-	(207)	-	-	-	-	-	-	-	(2,251)	(4,915)
Impairment	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassifications	-	-	-	-	-	-	-	-	-	-	-	-	-
Other increases (decreases)	-	-	-	-	-	-	-	-	-	-	-	-	-
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	-	(2,457)	-	(207)	-	-	-	-	-	-	-	(2,251)	(4,915)
Closing balance	-	24,293	-	322	-	-	-	-	-	-	-	5,159	29,774

The Company’s lease activities included the following aspects:

a)	The nature of the Company’s lease activities are related to contracts focused primarily on business operations, notably rights-of-use to equipment and real estate.

b)	The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as (i) variable lease payments, (ii) expansion options and termination options, (iii) guaranteed residual value and (iv) leases not yet undertaken but committed by the Company.

c)	These are not subject to restrictions or agreements imposed by contracts.

d)	There were no sales transactions with leases later in the period.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

16.4	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

16.5	Impairment of assets

As indicated in Note 3.25 to the financial statements, the recoverable amount of property, plant and equipment is measured provided that there is an indication that the asset could be impaired. As of September 30, 2019, was not impairment recorded.

16.6	Additional Information

As of September 30, 2019, interests were activated in the constructions underway as presented in Note 29.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 17      Other current and non-current non-financial assets

As of September 30, 2019, and December 31, 2018, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	09/30/2019	12/31/2018
	ThUS$	ThUS$
Domestic Value Added Tax	15,045	20,209
Foreign Value Added Tax	5,536	7,211
Prepaid mining licenses	3,107	1,329
Prepaid insurance	2,104	1,763
Other prepayments	2,963	1,774
Refund of Value Added Tax to exporters	-	12,545
Other taxes	3,318	2,800
Other assets	3,585	341
Total	35,658	47,972

Other non-financial assets, non-current	09/30/2019	12/31/2018
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	13,934	26,189
Guarantee deposits	574	712
Other assets	550	638
Total	15,058	27,539

1)	Conciliation of changes in assets for exploration and mineral resource evaluation, by type.

Movements in assets for the exploration and evaluation of mineral resources as of September 30, 2019, and December 31, 2018:

Conciliation	09/30/2019	12/31/2018
	ThUS$	ThUS$

Opening balance	26,189	17,721
Change in assets for exploration and evaluation of mineral resources
Additions	170	11,298
Reclassifications	(11,203)	1,987
Increase (decrease) due to transfers and other charges	(1,222)	(4,817)
Total changes	(12,255)	8,468
Total	13,934	26,189

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 18      Employee benefits

18.1	Provisions for employee benefits

Classes of benefits and expenses by employee	09/30/2019	12/31/2018
	ThUS$	ThUS$
Current
Profit sharing and bonuses	10,918	20,085
Total	10,918	20,085

Non-current
Profit sharing and bonuses	8,215	8,831
Severance indemnity payments	28,337	28,233
Total	36,552	37,064

18.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees. Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America. (see Note 18.4)

The Company maintains incentive programs for its employees based on their personal performance, the Company’s performance and other short-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on profit for the period at the end of each period applying a factor obtained subsequent to each employee’s appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and are paid in cash.

Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e,g,, retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required Compulsory Unemployment Insurance in favor of all dependent employees regulated by the Chilean Labor Code, Article 5 of this law established that this insurance is paid through monthly contribution payments by both the employee and the employer.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

18.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value, and an executive compensation plan (see Note 18.6).

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 3.009%.

(a)	Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980.

(b)	Methodology

The Company’s benefits obligation under IAS 19, Projected Benefit Obligation (PBO) is determined as follows:

To determine the Company's total liability, we used computer software to develop a mathematical simulation model using the data for each individual employee.

This model considered months as discrete time, i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate, This information on each person was simulated from the beginning of his/her employment contract or when he/she started earning benefits up to the month in which he/she reaches normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives a retirement indemnity.

The methodology followed to determine the accrual for all the employees covered by agreements took account of the turnover rates and the mortality rate RV-2014 established by the CMF to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on “Retirement Benefit Costs”.

18.4	Post-employment benefit obligations

Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employees benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

18.5	Staff severance indemnities

As of September 30, 2019 and December 31, 2018, severance indemnities calculated at the actuarial value are as follows:

Staff severance indemnities	09/30/2019 ThUS$	12/31/2018 ThUS$
Opening balance	(28,233)	(27,445)
Current cost of service	(1,505)	(1,529)
Interest cost	(1,281)	(1,658)
Actuarial gain/loss	(3,979)	(1,617)
Exchange rate difference	1,610	2,710
Benefits paid during the year	5,051	1,306
Balance	(28,337)	(28,233)

(a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	09/30/2019	12/31/2018	Annual/Years

Mortality rate	RV - 2014	RV - 2014
Actual annual interest rate	3.72%	4.64%
Voluntary retirement rate:
Men	6.49%	6.49%	annual
Women	6.49%	6.49%	annual
Salary increase	3.00%	3.00%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(b)	Sensitivity analysis of assumptions

As of September 30, 2019 and December 31, 2018, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis 09/30/2019	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,848)	2,080
Employee turnover rate	(243)	273

Sensitivity analysis 12/31/2018	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,807)	2,033
Employee turnover rate	(237)	265

Sensitivity relates to an increase/decrease of 100 basis points.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

18.6       Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company, by granting payments based on the change in the price of SQM’s shares. There is a partial payment of the share benefit program in the event of termination of the contract for causes other than the resignation and application of Article 160 of the Labor Code.

(a)	Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

(b)	Plan participants

A total of 32 Company executives are entitled to this plan, provided that they continue to work for the Company through to the end of 2020. The payment dates, if applicable, will be during the first quarter of 2021.

(c)	Compensation

The compensation payable to each executive is calculated by multiplying :

(i)	The average price of Series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, at its equivalent amount in dollars (with a maximum amount or limit amount of US$54 per share), multiplied

(ii)	By a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

This compensation plan was approved by the Company’s Board of Directors and its application started on January 1. 2017.

The effect of the plan considers 454,504 shares reflected as a cost of ThUS$617 in the results for the period ending September 30, 2019. As of September 30, 2018, the effect of the plan was 510,404 shares, equal to ThUS$2,991 recognized as a provision reflected against profit or loss for 2018.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 19 Provisions and other non-financial liabilities

19.1       Types of provisions

	09/30/2019			12/31/2018
Types of provisions	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	11,104	659	11,763	11,862	3,000	14,862
Provision for dismantling, restoration and rehabilitation cost (2)	-	34,482	34,482	-	28,822	28,822
Other provisions(3)	89,417	-	89,417	94,335	-	94,335
Total	100,521	35,141	135,662	106,197	31,822	138,019

(1) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, These provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 22.1).

(2) The commitments related to Sernageomin have been incorporated through the issuance of the guarantee for the restoration of the place where the production sites are located.

(3) See Note 19.2

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

19.2       Description of other provisions

Current provisions, other short-term provisions	09/30/2019	12/31/2018
	ThUS$	ThUS$
Rent under Lease contract (1)	82,887	84,826
Provision for additional tax related to foreign loans	928	471
End of agreement bonus	3,400	5,129
Directors’ per diem allowance	1,416	2,881
Miscellaneous provisions	786	1,028
Total	89,417	94,335

(1) Payment Obligations for the lease contract with CORFO: These correspond to obligations assumed in the Lease Agreement. Part of these obligations are the quarterly lease payments to Corfo, according to SQM Salar's product sales from leased mining properties. Since 2018, another part are the annual contributions by SQM Salar to research and development, to local communities to the Antofagasta Regional Government and to the municipalities of San Pedro de Atacama, María Elena and Antofagasta.

19.3       Other current liabilities

Other liabilities non-financial current

Description of other liabilities	09/30/2019	12/31/2018
	ThUS$	ThUS$
Tax withholdings	3,353	4,782
VAT payable	4,623	7,345
Guarantees received	2,641	2,641
Accrual for dividend	61,482	109,670
Monthly tax provisional payments	13,576	21,001
Deferred income	49,433	18,574
Withholdings from employees and salaries payable	4,429	6,052
Accrued vacations (1)	20,039	20,070
Other current liabilities	2,847	4,489
Total	162,423	194,624

(1) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

19.4       Changes in provisions

Description of items that gave rise to variations as of 09/30/2019	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	14,862	28,822	94,335	138,019
Changes
Additional provisions	750	5,660	121,647	128,057
Provision used	(3,849)	-	(126,505)	(130,354)
Increase(decrease) in foreign currency exchange	-	-	(60)	(60)
others	-	-	-	-
Total Increase (decreases)	(3,099)	5,660	(4,918)	(2,357)
Total	11,763	34,482	89,417	135,662

Description of items that gave rise to variations as of 12/31/2018	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	19,419	26,954	47,073	93,446
Changes
Additional provisions	1,000	1,820	181,244	184,064
Provision used	(5,557)	-	(133,949)	(139,506)
Increase(decrease) in foreign currency exchange	-	-	-	-
Others	-	48	(33)	15
Total Increase (decreases)	(4,557)	1,868	47,262	44,573
Total	14,862	28,822	94,335	138,019

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 20 Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

20.1       Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force, Within this framework, decisions are made in order to maximize the value of the company.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establish a maximum consolidated indebtedness level of 1.5 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.

In addition, capital management should consider that with respect to Series H and Series O Bonds, if the Indebtedness Level (as this term is defined in the respective issuance contracts) exceeds 1.2 times (provided that this does not exceed 1.44 times), the Company must offer bondholders of these series the voluntary and individual option for early redemption of these bonds at par value. As a consequence of the IFRS 16 becoming effective and being implemented in these financial statements, the Indebtedness ratio for the second quarter of 2019 reached a proportion of 1.21. In compliance with the stipulations of the cited issuance contracts, the Company summoned Series H and O bondholders to a joint meeting held on October 4, 2019. On this date, the Series H bondholders’ meeting was validly held, but Series O bondholders failed to reach quorum. The deadline for Series H bondholders to exercise the option was November 3, 2019, at which time none of the bondholders had exercised this option. Series O bondholders validly held their meeting upon second summons on November 8, 2019. The holders of this series, therefore, will have until December 8 this year to exercise this option.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	09/30/2019	12/31/2018	Description (1)	Calculation (1)
Net Financial Debt (ThUS$)	637,613	471,755	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	2.76	4.32	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.23	0.18	Net Financial Debt divided by Total Equity	Net financial debt / Total Equity
ROE	15.1%	20.7%	Profit for the year divided by Total Equity	LTM(2) Profit for the year / Equity
Adjusted EBITDA (ThUS$)	488,123	885,652	Adjusted EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax – Other income and Share of profit of associates and joint ventures + Other expenses – Finance income – Currency differences
EBITDA (ThUS$)	505,075	902,450	EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax
ROA	14.92%	20.31%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(LTM Gross Profit – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investments)
Indebtedness	1.19	1.00	Total Liabilities on Equity	Total Liabilities / Total Equity
Indebtedness without IFRS 16	1.18	1.00	Total Liabilities less IFRS 16 liabilities on Equity	Total Liabilities - IFRS 16 liabililities / Total Equity

(1) Assumes the absolute value of the accounting récords  with the exception of exchange differences.

The Company’s capital requirements change according to variables such as working capital needs, new investment financing and dividends, among others. The SQM Group manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the SQM Group..

There have been no changes in the capital management objectives or policy within the years reported in this document, No breaches of external requirements of capital imposed have been recorded.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

20.2	Disclosures on preferred share capital

Issued share capital is divided into 142,819,552 Series "A" shares and 120,376,972 Series “B” shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:

(a)	require the calling of an Ordinary or Extraordinary Shareholders' Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and

(b)	require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.

The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of June 3, 1993.

The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.

The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.

At September 30, 2019 and December 31, 2018, the Group does not hold shares of the Parent Company either directly or through its investees.

Detail of capital classes in shares:

As of September 30, 2019 and December 31, 2018, the Company has not placed any new shares issues on the market

Type of capital in preferred shares	09/30/2019		12/31/2018
Description of type of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in US$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	343,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

20.3	Disclosures on reserves in equity

As of September 30, 2019 and December 31, 2018, this caption comprises the following:

	09/30/2019	12/31/2018
	ThUS$	ThUS$
Reserve for currency exchange conversion	(27,205)	(26,307)
Reserve for cash flow hedges	16,599	7,971
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income	(1,083)	(1,111)
Reserve for actuarial gains or losses in defined benefit plans	(9,656)	(6,884)
Other reserves	13,756	11,332
Total	(7,589)	(14,999)

Reserves for foreign currency translation differences

This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is that of each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for gains and losses from financial assets measured at fair value through other comprehensive income

This caption includes investments in shares where the Company has no significant influence and these have accordingly been measured at fair value through equity. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to profit or loss.

Reserve for actuarial gains or losses in defined benefit plans

For domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

The subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of staff severance indemnities using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 4% interest rate for 2019.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
Movements	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of 01/01/2018	(24,913)	2,248	-	(6,847)	894	4,787	(1,850)	11,332	(13,393)	(956)	(14,349)

Increase (decrease) in reserves	(1,394)	5,723	-	(1,329)		(5,546)	-	-	(2,546)	-	(2,546)
Deferred taxes	-	-	-	-	398	-	1,498	-	-	1,896	1,896

Closing balance as of 12/31/2018	(26,307)	7,971	-	(8,176)	1,292	(759)	(352)	11,332	(15,939)	940	(14,999)

Increase (decrease) in reserves	(898)	8,628	-	(3,764)	-	39	-	2,424	6,429	-	6,429
Deferred taxes	-	-	-	-	992	-	(11)	-	-	981	981

Closing balance as of 09/30/2019	(27,205)	16,599	-	(11,940)	2,284	(720)	(363)	13,756	(9,510)	1,921	(7,589)

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Other reserves

This caption corresponds to the legal reserves reported in the individual financial statements of the subsidiaries and Associates that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

	09/30/2019	12/31/2018
Subsidiary - Associate	ThUS$	ThUS$
SQM Iberian S.A. (1)	9,464	9,464
SQM Europe NV	1,957	1,957
Soquimich European holding B.V.	828	828
Abu Dhabi Fertilizer Industries WWL	455	455
Doktor Tarsa Tarim Sanayi AS	305	305
Kore Potash PLC	2,424	-
Total	15,433	13,009

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under Company ownership at the acquisition date (IAS 27 R).	(1,677)	(1,677)

Total Other reserves	13,756	11,332

(1)	In the case of SQM Iberian S.A., the balance corresponds to the results obtained in the previous financial year which are presented as forming part of other reserves because of local regulations.

20.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated profit for the year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Dividend policy for commercial year 2019

The Company has defined the following dividend policy:

a)	Distribute and pay, as a final dividen and in favor of the respective shareholders, a percentage of the net income that shall be determined per the following financial parameters:

(I)	100% of the profit for 2019 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.8 times.

(II)	80% of the profit for 2019 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.9 times.

(III)	60% of the profit for 2019 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.0 times.

If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2019 net income.

b)	Distribute and pay, if possible and during 2019, three interim dividends that will be charged against the aforementioned final dividend. These interim dividends shall likely be paid during the month following the approval of the March, June, and September 2019 interim financial statements, respectively, Its amounts shall be calculated as follows:

(i)	For the interim dividends that will be charged to the accumulated net income reflected in the March 2019 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above.

(ii)	For the interim dividends that will be charged to the accumulated net income reflected in the June 2019 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above, discounting the total amount of interim dividends previously distributed during 2019.

(iii)	For the interim dividends that will be charged to the accumulated net income reflected in the September 2019 interim financial statements, the percentage distributed shall be determined per the financial parameters expressed in letter a) above, discounting the total amount of interim dividends previously distributed during 2019.

c)	The amount of the interim dividends mentioned above may vary, pursuant to the information available to the Board of Directors on the date on which it agrees to the distribution of said dividends given that the dividend will not materially or negatively affect SQM’s capacity to impact its investments, fulfill its liabilities, or in general, comply with the investment and finance policy approved at the ordinary shareholders’ meeting.

d)	At the ordinary shareholders meeting that will be held in 2020, the Board of Directors shall propose a final dividend pursuant to the financial parameters expressed in letter a) above, discounting the total amount of the interim dividends previously distributed during 2019.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

e)	If there is an excess of net income in 2019, this may be retained and assigned or allocated for financing its own operations, to one or more investment projects of the Company, notwithstanding a future distribution of special dividends charged to the accumulated net income previously approved at the shareholders’ meeting, or the possible and future capitalization of all or part of the latter.

f)	The payment of additional dividends is not considered.

The dividend policy described above corresponds to the intention of the Board of Directors, and the compliance of it shall depend on the net income that the Company ultimately obtains, as well as the results of periodic projections that could impact the Company, or to the existence of determined conditions that may affect it, as applicable. If the dividend policy exposed by the Board of Directors suffers a substantial change, the Company must communicate it as an essential fact.

20.5	Interim and provisional dividends

The ordinary shareholders’ meeting held on April 25, 2019, agreed to distribute and pay 100% of the distributable net profit obtained by the Company during the 2018 fiscal year, as dividend. Consequently, in May 2019, the Company paid a definitive dividend of US$1.67111 per share as distributable net profit obtained during the 2018 fiscal year. An amount of US$1.25837 per share was subtracted from this amount, as it had already been paid as interim dividend in 2018.

On May 22, 2019, the Board agreed to pay an interim dividend equivalent to US$0.30598 per share, charged to the Company's net income for 2019. This amount was paid in Chilean pesos at the official exchange rate to the Dollar published in the Official Gazette on May 29, 2019.

On August 21, 2019, the Board paid a provisional dividend equivalent to US$0.26669 per share with a charge to Company earnings for 2019. Such amount was paid in its equivalent in Chilean pesos, according to the observed U.S. dollar exchange rate published in the Official Gazette on August 30, 2019. This dividend was paid to shareholders, in person or through their duly authorized representatives, starting at 9.00 a.m. on September 12, 2019. The shareholders who are registered in the Company’s Shareholders’ Registry five business days prior to the date of payment will be entitled to the dividend.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

20.6	Potential and provisional dividends

Dividends discounted from equity from January to September 2019 and January to December 2018 were the following:

	09/30/2019	12/31/2018
	ThUS$	ThUS$
Ajay SQM Chile S.A. Dividends	441	823
Soquimich Comercial S.A. Potential Dividend	3,936	7,872
Soquimich Comercial S.A. Payable Dividend	982	1,038

Non-controlling interests	5,359	9,733
Interim dividend	150,724	331,199
Potential dividend	-	100,000
Dividends payable	60,500	108,631
Owners of the Parent	211,224	539,830

Dividends discounted from equity for the period	216,583	549,563

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 21 Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	09/30/2019 ThUS$	09/30/2018 ThUS$
Earnings (losses) attributable to owners of the parent	211,224	331,198

Basic earnings per share	09/30/2019 Units	09/30/2018 Units
Number of common shares in circulation	263,196,524	263,196,524
Basic earnings per share (US$ per share)	0.8025	1.2584

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 22 Contingencies and restrictions

In accordance with note 19.1, the Company has only registered a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company, The Company is party to the following lawsuits and other relevant legal actions:

22.1	Lawsuits and other relevant events

(a)	Plaintiff	:	Nancy Erika Urra Muñoz
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and the Company and their Insurers
	Date	:	December 2008
	Court	:	1st Civil Court of Santiago
	Reason	:	Labor Accident
	Status	:	Judgment favorable for the Company, Dated March 11, 2016, Appeal filed by the plaintiff which has not been pronounced on, Awaiting notification of the sentence, case filed on December 28, 2016.
	Nominal value	:	~ ThUS$ 550

(b)	Plaintiff	:	City of Pomona California, USA
	Defendants	:	SQM North America Corporation
	Date	:	December 2010
	Court	:	United States District Court Central District of California
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers
	Status	:	On May 17, 2018 , district judge Gary Klausner sentenced in favor of SQM NA following the verdict of the jury, On September 14, 2018, the plaintiff filed a motion to appeal, which is pending resolution
	Nominal value	:	~ ThUS$ 32,000

(c)	Plaintiff	:	City of Lindsay, California, USA
	Defendants	:	SQM NA and the Company (still not noticed)
	Date	:	December 2010
	Court	:	United States District Court Eastern District of California
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers
	Status	:	Filing of the case, processing suspended.
	Nominal value	:	Not possible to determine.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(d)	Plaintiff	:	H&V Van Mele N.V.
	Defendants	:	NV Euroports, SQM Europe N.V. y and its insurance companies
	Date	:	July 2013
	Court	:	Commercial Court of Dendermonde
	Reason	:	Alleged indirect responsibility for the absence of adequate specifications for the SOP–WS by the Belgian distributor
	Status	:	Sentencing against NV Euroports and subsidy SQM Europe N.V., for EUR 206,675.91, Appeal presented in November 2017
	Nominal value	:	~ ThUS$ 430

(e)	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendants	:	SQM Nitratos S.A. and its insurers
	Date	:	May 2014
	Court	:	18th Civil Court Santiago
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort as a result of an explosion that occurred during 2010 near Baquedano, causing the death of 6 employees
	Status	:	On May 7, 2019 2019 The 18th Civil Court of Santiago rejected the lawsuit. The case is before the Santiago Court of Appeals, which will hear the plaintiffs' appeal
	Nominal value	:	~ ThUS$ 1,235
(f)	Plaintiff	:	Evt Consulting SpA
	Defendants	:	SQM Nitratos
	Date	:	October 2014
	Court	:	23th Civil Court of Santiago
	Reason	:	Lawsuit seeking compensation for damages related to the termination of the purchase and sale agreement for metallic structures
	Status	:	On November 13, 2017, the Santiago Appeals Court sentenced SQM Nitratos S.A. to pay US$304,620, Cassation in form and substance presented before the Supreme Court in December 2017
	Nominal value	:	~ ThUS$ 835

(g)	Plaintiff	:	SQM Salar S.A. and the Company
	Defendants	:	Seguros Generales Suramericana S.A. (formerly - RSA Seguros Chile S.A.)
	Date	:	29 de agosto de 2016.
	Court	:	Arbitration award in accordance with the arbitration rules established by the CAM
	Reason	:	Complaint for forced compliance and collection of indemnification for insurance claim of February 7 and 8, 2013
	Status	:	Evidence stage
	Nominal value	:	~ ThUS$ 20,658

(h)	Plaintiff	:	Tyne and Wear Pension Fund representado por el Council of the Borough of South Tyneside acting as Lead Plaintiff
	Defendants	:	The Company
	Date	:	January 2016
	Court	:	United States District Court – Southern District of New York
	Reason	:	Alleged damage to ADS holders of the Company resulting from alleged non compliance with the securities regulations in the United States by the Company
	Status	:	Initial stage of disclosure of background information
	Nominal value	:	Not determined

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(i)	Plaintiff	:	Ernesto Saldaña González et al
	Defendants	:	SQM Salar S.A., SQM Industrial S.A. and their insurance companies
	Date	:	May 2016
	Court	:	13th Civil Court of Santiago
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from the accident that occurred in July 2014 in the María Elena location
	Status	:	On March 6, 2019, the a ruling in first instance was passed, dismissing the claim. The case is currently before the Santiago Court of Appeals, which will hear the plaintiffs' appeal.
	Nominal value	:	~ ThUS$515

(j)	Plaintiff	:	The Company
	Defendants	:	AES Gener S.A and Empresa Eléctrica Cochrane SpA
	Date	:	May 11, 2017
	Court	:	Arbitration award in accordance with the arbitration rules established by the CAM
	Reason	:	Request for the interpretation of an electricity supply agreement alleging the right by the plaintiff to receive a collection in conformity with such agreement
	Status	:	Summons to hear sentence
	Nominal value	:	Not determined

(k)	Plaintiff	:	AES Gener S.A. and Empresa Eléctrica Cochrane SpA (“Cochrane”)
	Defendants	:	The Company
	Date	:	May, 2017
	Court	:	Arbitration award in accordance with the arbitration rules established by the CAM
	Reason	:	Dispute over an alleged charge that the plaintiffs would be entitled to in relation to the electricity supply contract between the parties.
	Status	:	Summons to hear sentence
	Nominal value	:	Not determined

(l)	Plaintiff	:	Transportes Buen Destino S.A.
	Defendants	:	SQM Salar.
	Date	:	Januar 24, 2018
	Court	:	Arbitration award in accordance with the arbitration rules established by the CAM
	Reason	:	Discrepancies generated in the implementation of the following contracts entered into between TBD and SQM Salar: (i) lithium brine transportation; and (ii) salt transportation
	Status	:	A reconciliation hearing was held on July 24, 2019, but without reaching an agreement. Pending evidentiary stage.
	Nominal value	:	~ ThUS$,019

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(m)	Plaintiff	:	Atacameña de Peine Indigenous Community, Atacameña de Camar Indigenous Community and the Consejo de Pueblos Atacameños.
	Defendants	:	SMA. SQM Salar has intervened as an independent third party.
	Date	:	January 30, 2019
	Court	:	1st Environmental Court
	Reason	:	Declare the SMA's decision illegal, which approved the PdC submitted by SQM Salar.
	Status	:	On June 7, 2019, the judge giving sentence was appointed. The case is awaiting ruling at the First Environmental Court
	Nominal value	:	Not determined

(n)	Plaintiff	:	The Society
	Defendants	:	SMA
	Date	:	July 10, 2017
	Court	:	Second Environmental Court of Santiago
	Reason	:	Declare the SMA's decision illegal, which rejected the PdC submitted by the Company.
	Status	:	The court upheld the claim, so the interested third parties and the SMA filed their respective appeals in form and substance. The SMA relinquished its resources on February 20, 2019. At this time, the case is awaiting final ruling.
	Nominal value	:	Not determined

(o)	Plaintiff	:	Quillagua Aymara Indigenous Community and Quechua de Huatacondo Indigenous Community
	Defendants	:	SMA
	Date	:	March 22, 2019
	Court	:	First Environmental Court of Santiago
	Reason	:	Declare the SMA's decision illegal, which approved the PdC submitted by the Company
	Status	:	The Court suspended the case until the Supreme Court pronounces on the appeal filed against the sentence of the Second Environmental Court that declared the resolution illegal that rejected the compliance program submitted by the Company
	Nominal value	:	Not determined

(p)	Plaintiff	:	Congresspersons Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruslay Rojas Valderrama et al.
	Defendants	:	CORFO, The entity has intervened as an independent third party
	Date	:	September 6,2018
	Court	:	Special Magistrate, Mr, Alejandro Madrid Crohare
	Reason	:	To render null and void the contract for the Salar de Atacama Project signed between CORFO and SQM Salar.
	Status	:	Discussion stage
	Nominal value	:	Not determined

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(q)	Plaintiff	:	Danilo Andrés Araya Rojas et al.
	Defendants	:	FPC Ingeniería y Construcción SpA,SQM S.A. and its insurers
	Date	:	May, 2019
	Court	:	19° Civil Court of Santiago
	Reason	:	Claim seeking compensation for damages, for extracontractual liability resulting from the traffic accident occurring on March 5, 2018 on Route 5, kilometer 1713, near Pozo Almonte, involving an overturned pick-up truck owned by FPC resulting in the death of its two occupants, both employees of FPC, one of which was father of the four claimants. At the time the accident occurred, the employees were heading towards their homes on the SQM site in Nueva Victoria (traffic accident). The four children of one of the deceased employees are the claimants in this case, compensation for moral damages
	Status	:	Discussion stage
	Nominal value	:	~ ThUS$1,194.

(r)	Plaintiff	:	Servicios Logísticos Integrales Inversol SpA
	Defendants	:	SQM Salar
	Date	:	June 24, 2019.
	Court	:	Arbitration in accordance with the rules established by CAM
	Reason	:	Controversies originating in the implementation of the salt transportation contract
	Status	:	Discussion stage
	Nominal value	:	~ ThUS$7,029

(s)	Plaintiff	:	Fennix Industrial SpA
	Defendants	:	SQM Salar
	Date	:	April 17, 2019.
	Court	:	First Civil Court of Concepción.
	Reason	:	Disputes arising from the execution of civil works and electromechanical assembly contracts.
	Status	:	Discussion stage. Appeals are pending before the Concepción Court of Appeals in respect of decisions denying incidental proceedings regarding the court’s lack of jurisdiction. Pending ruling on motion to dismiss based on lack of jurisdiction.
	Nominal value	:	~ US$770,290

(t)	Plaintiff	Fennix Industrial SpA
	Defendants	SQM Salar and other
	Date	May 8, 2019.
	Court	Criminal Court of San Pedro de la Paz
	Reason	Alleged misappropriation of funds - controversies originating from contract execution for civil works and electromechanical assembly. Alleged misappropriation - disputes arising in the execution of civil works contract and electromechanical assembly.
	Status	Research stage.
	Nominal value	~US$436,723

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$1.2 million.

The Company and its sibsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities, Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have received no legal notice on lawsuits other than those indicated above, which exceed US$0.2 million.

22.2	Restrictions to management or financial limits

Contracts that subscribed the issuance of bonuses in the local and international market require the Company to comply with the following level of consolidated financial indicators, calculated for the last 12 month period:

Maintain a borrowing ratio less than 1.44 for the Series H bond and Series O bond.

Furthermore, both bonds establish that if the borrowing ratio (as this term is defined in the respective issuance contracts) exceeds 1.2, (provided that this does not exceed than 1.44 times), the the bondholders can voluntarily and individually choose to redeem these bonds early at par value.As a consequence of IFRS 16 becoming effective and being implemented in these financial statements, the Indebtedness ratio for the second quarter of 2019 reached a proportion of 1.21. In compliance with the stipulations of the cited issuance contracts, the Company summoned Series H and O bondholders to a joint meeting held on October 4, 2019. On this date, the Series H bondholders’ meeting was validly held, but Series O bondholders failed to reach quorum. The deadline for Series H bondholders to exercise the option was November 3, 2019, at which time none of the bondholders had exercised this option. Series O bondholders validly held their meeting upon second summons on November 8, 2019. The holders of this series, therefore, will have until December 8 this year to exercise this option.

As of Septembe 30, 2019, the above mentioned financial indicator has the following values:

Indicator	09/30/2019	12/31/2018
Leverage	1.19	1.00

Bond issue agreements issued abroad require the Company to neither merge nor dispose of the whole or a substantial part of its assets, unless all the following conditions are met: (i) the legal successor company is an entity subject to either Chilean or United States law, and assumes SQM S.A.’s obligations under a complimentary contract, (ii) the Issuer does not fail to comply immediately after the merger or disposal, and (iii) the Issuer delivers a legal opinion stating that the merger or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclosing financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all the aforementioned limitations, restrictions and obligations.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

22.3	Environmental contingencies

On June 6, 2016, the “SMA” filed charges against the Company with respect to the Pampa Hermosa project for possible noncompliance with RCA 890/2010.

This relates to charges related to certain variables of the follow-up plan and the implementation of a mitigation measure included in the respective environmental impact assessment. The Company has presented for the approval of SMA a compliance program detailing the actions and commitments it will carry out to address the SMA's objections.

On June 29, 2017, the SMA rejected the compliance program presented by the Company, On July 10, 2017, the Company presented its rebuttals to the charges made by the SMA, On August 21, 2018, the Second Environmental Court accepted the Company’s claim, ordering the SMA to take the procedure back to the stage prior to their resolution rejecting the compliance program presented by the Company.

The SMA approved SQM’s proposed compliance program in its resolution dated January 26, 2019, and this program is currently being executed. On March 22, 2019, the indigenous communities of Quillagua and Huatacondo filed a complaint against the resolution that approved the compliance program before the First Environmental Court of Antofagasta (R-21-2019). This process was suspended on May 16, 2019.

The SMA issued a resolution dated November 28, 2016, rectified by a resolution dated December 23, 2016, which filed charges against SQM Salar for brine extraction in excess of authorized amounts, progressive impairment of the vitality of carob trees, providing incomplete information, amending variables, and other charges.

SQM Salar S.A. presented a compliance program that described the measures that will be implemented to overcome the objections identified by the SMA. This program was accepted by the SMA in a resolution dated January 7, 2019, which consequently suspended the process. The compliance program is currently underway, which includes temporary restrictions on brine extraction that end in June 2020.

On January 30, January 31 and February 1, 2019, three claims against the approved compliance program were filed with the Antofagasta Environmental Court (Roles R-17-2019, R-18-2019 and R-19-2019, cumulative). This process is awaiting sentence.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

22.4	Tax Contingencies

On August 26, 2016, SQM Salar filed a tax claim before the Third Tax and Customs Court of the Metropolitan Region against settlements 169, 170, 171 and 172, which extend the application of specific mining tax to lithium exploitation. The disputed amount is approximately US$17.8 million. On November 28, 2018, the Third Tax and Customs Court rejected the claim, and the case was transferred to the Santiago Court of Appeals, following an appeal filed by SQM Salar.

On March 24, 2017, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessment No. 207 of 2016 and ruling No. 156 of 2016, both issued by the Chilean IRS, which seek to expand application of the specific tax on mining activities to include lithium exploitation for tax years 2015 and 2016. The amount involved is approximately US$14.4 million, On November 28, 2018, the Third Tax and Customs Court accepted SQM Salar’s claim for US$ 7.0 million corresponding to the overcharge made by the SII and rejected the remainder of the claim, The case is in the Santiago Court of Appeals, based on the appeal filed by SQM Salar.

These amounts are classified as taxes for current assets, non-current, as of December 31, 2018 and the same as of September 30, 2019.

The amount in dispute is US$32.2 million, and approximately US$25.2 million of this sum is the potential specific mining tax associated with lithium, whereas US$7.0 million is an excess charge by the SII regarding this latter value, the internal revenue service (SII) has acknowledged the excessive charge of US$5.8 million, and a request has been made on October 17, 2019 for it to be returned.

The SII has not settled differences with respect to specific mining taxes for 2016, 2017, 2018 and the current business year. As of the date of these financial statements, the Company has not made provisions for these potential differences.

If the Chilean IRS uses criteria similar to that used in previous years, it may issue an assessment in the future for the 2016, 2017 and 2018 financial years, It is reasonable to expect that should these assessments for the period 2016 through the third quarter of 2019 be issued, the value would be approximately US$68 million (without considering potential interest and fines).

The company continues to undertake all legal efforts to actively and decidedly defend its interests.

22.5	Contingencies regarding the Changes to the Contracts with Corfo:

On September 6, 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya and Camila Ruslay Rojas Valderrama and the Poder Ciudadano political party filed an annulment suit against Corfo, which requested that the Contract for the Salar de Atacama Project between Corfo and the Companies be annulled.The Companies have taken part of the process as interested third parties.

In the event that the annulment claim is approved for the Salar de Atacama Project Contract, SQM Salar may be prevented from exploit the mining claims in the Salar de Atacama that it has leased from Corfo.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

22.6	Contingencies related to the Class Action lawsuit

Since October 2015, a consolidated class action lawsuit has been pending against the Company before the District Court for the Southern District of New York of the United States. The consolidated lawsuit alleges that certain statements made by the Company between June 30, 2010, and June 18, 2015, mainly in documents filed with the SEC and in Company press releases, were materially false and this constitutes a violation of Section 10 (b) of the Securities Exchange Act and of the correlative Standard 10b-5. Specifically, the consolidated lawsuit challenges certain statements issued by the Company associated with its compliance with or implementation of the laws and regulations that regulate it, the effectiveness of its internal controls, the adoption of a code of ethics consistent with SEC requirements, of its income or revenue and taxes paid, and of the applicable accounting standards. The primary plaintiff seeks compensation for the class in an as yet undetermined amount for economic losses occurring as a result of the questioned statements. On January 10, 2018, the primary plaintiff filed a motion to certify a class composed of all people or entities who purchased ADSs in the Company between June 30, 2010, and March 18, 2015, and this motion is still pending with the court.

Although the Company expects to actively and decisively defend its position, the outcome of this litigation cannot be predicted.

22.7	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total amount owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda on a daily basis. As of September 30, 2019, the guarantee amounts to ThUS$574.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

22.8	Securities obtained from third parties

The main security received (exceeding ThUS$ 100) from third parties to guarantee Soquimich Comercial S.A. their compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$9,970 and ThUS$9,423 on September 30, 2019 and December 31, 2018 respectively; which is detailed as follows:

Grantor	Relationship	09/30/2019	12/31/2018
		ThUS$	ThUS$
Ferosor Agrícola S.A.	Unrelated Third party	4,134	3,598
Tattersall Agroinsumos S.A.	Unrelated Third party	2,000	2,000
Contador Frutos S.A.	Unrelated Third party	1,546	1,587
Covepa SPA	Unrelated Third party	689	720
Johannes Epple Davanzo	Unrelated Third party	307	321
Hortofrutícola La Serena	Unrelated Third party	286	294
Com. Serv Johannes Epple Davanz	Unrelated Third party	276	-
Juan Luis Gaete Chesta	Unrelated Third party	186	195
Arena Fertilizantes y Semillas	Unrelated Third party	207	216
Vicente Oyarce Castro	Unrelated Third party	216	222
Soc. Agrocom. Julio Polanco	Unrelated Third party	-	144
Bernardo Guzmán Schmidt	Unrelated Third party	1,123	126
Total		9,970	9,423

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

22.9	Indirect guarantees

Guarantees without pending balance indirectly reflect that the respective guarantees are in force and approved by the Company’s Board of Directors, and have not been used by the respective subsidiary.

Outstanding balances as of
the closing date of the
	Debtor			financial statements
			Type of	09/30/2019	12/31/2018
Creditor of the guarantee	Name	Relationship	guarantee	ThUS$	ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Guarantee	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Generale Bank	SQM North America Corp	Subsidiary	Guarantee	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Kredietbank	SQM North America Corp	Subsidiary	Guarantee	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Guarantee	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Guarantee	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Guarantee	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Guarantee	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Guarantee	-	-
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Guarantee	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Guarantee	-	-
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Guarantee

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 23	Lawsuits and complaints

Investigation by the Department of Justice and the Securities Exchange Commission and Agreements

On January 13, 2017, the Company signed agreements with the DOJ and the SEC relating to their investigations into Company payments to suppliers and organizations that may have had links with politically exposed persons during the period from 2008 to 2015. As a result the Company conducted its own internal investigation through an ad-hoc Board committee. The Company’s securities are traded in the USA, so the Company is subject to US law. The Company has voluntarily submitted the results of its internal investigation and supporting documents to the DOJ, the SEC and the relevant Chilean authorities.

In accordance with the terms of the Deferred Prosecution Agreement with the DOJ, denominated DPA the Company has accepted that the DOJ formulates (i) a charge for infractions for the lack of implementation of effective internal accounting systems and internal accounting controls and (ii) a charge for infractions for failure to adequately maintain books, records and accounting sections in relation to the events investigated, Under the DPA, the DOJ has agreed not to pursue such charges against the Company for a period of 3 years and release the Company from liability after such period, inasmuch as within that period the Company complies with the terms of the DPA, These include payment of a fine of US$15,487,500 and acceptance of an external monitor for a period of 24 months that will assess the Company’s compliance program, and continue to report on the Company independently for an additional year.

In relation to the agreement with the SEC, the Company has agreed to (i) pay a fine of 15 million dollars and (ii) maintain the Monitor for the aforementioned period.

The SEC has issued a Cease and Desist Order that does not identify other breaches of United States regulations.

The aforementioned amounts, approximately US$30.5 million, were reflected in the Company’s profit and loss during the fourth quarter of 2016 in the “Other Expenses by function” line.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 24	Environment

24.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a zone saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port, These measures have been timely implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Follow-up on relevant variables defined for each project enables the Company to verify the status, for example, of vegetation, flora, fauna and aquatic life in the ecosystems to protect. Follow-up plans are supported by a broad control network that includes monitoring points such as meteorological stations and wells, satellite images, plots for recording the status of vegetation and fauna, etc. The activities comprised in these plans are reported regularly to authorities based on the Company’s commitments made through resolutions that approve different SQM projects.

The Company maintains environmental monitoring across the systems where it operates, which is supported by numerous studies that integrate diverse scientific efforts from prestigious research centers on a national and international level, such as the Spanish National Research Council (CSIC) and the Universidad Católica del Norte.

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plant. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development. In order to do so, it acts both individually and in conjunction with private and public entities.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 25	Environment Description

25.1	Detailed information on disbursements related to the environment

The cumulative disbursements which the Company had incurred as of September 30, 2019 for the concept of investments in production processes, verification and control of compliance with ordinances and laws related to industrial processes and facilities amounted to ThUS$13,094 and are detailed as follows:

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Accumulated expenses as of 09/30/2019

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	5,866	09/30/2019
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	3	09/30/2019
SQM S.A	01-I017400 - Value Added Paints and Deposits	Sustainability: Environment and Risk Prevention	Expense	2	09/30/2019
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	15	09/30/2019
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Assets	464	09/30/2019
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	682	09/30/2019
SQM S.A	01-I028200 - EIA Llamara	Environmental processing	Expense	244	09/30/2019
SQM S.A	01-I028300 Implementation of PDC 2019	Sustainability: Environment and Risk Prevention	Expense	441	09/30/2019
SQM S.A	01-I017600 - Regularization of Substances Decree	Environmental processing	Expense	3	09/30/2019
SQM Industrial S.A.	04-J007000 Environmental impact statement	Environmental processing	Expens	7	09/30/2019
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Assets	124	09/30/2019
SQM Industrial S.A.	04-I017700 - Basic engineering and Environmental Impact Assessment for TEA industrial area and seawater impulsion N.V	Sustainability: Environment and Risk Prevention	Assets	219	09/30/2019
SQM Industrial S.A.	04-J010700 - Recovery Water Intake from Rivers	Sustainability: Environment and Risk Prevention	Assets	119	09/30/2019
SQM Industrial S.A.	04-J012200 - Environmental Impact Statement and Regularization of CS Ponds	Environmental processing	Assets	43	09/30/2019
SQM Industrial S.A.	04-M002000 - Recovery of Potable Water at María Elena	Sustainability: Environment and Risk Prevention	Assets	225	09/30/2019
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	251	09/30/2019
SQM Industrial S.A.	04-J015200 - Implement Economizers	Sustainability: Environment and Risk Prevention	Assets	127	09/30/2019
SQM Industrial S.A.	04-I025000 - Re-drilling of Well 2PL-2 and Ma	Sustainability: Environment and Risk Prevention	Expense	7	09/30/2019
SQM Industrial S.A.	04-J015700 – Update closure plans	Sustainability: Environment and Risk Prevention	Expense	52	09/30/2019
SQM Industrial S.A.	04-J019900 - Acceso Provisorio Cerro Domina	Sustainability: Environment and Risk Prevention	Expense	43	09/30/2019
SQM Industrial S.A.	04-J017200 – Guarantee availability S	Sustainability: Environment and Risk Prevention	Assets	187	09/30/2019

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Accumulated expenses as of 09/30/2019

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM Salar S.A.	19-L012100 – Upgrade to weather stations	Sustainability: Environment and Risk Prevention	Assets	17	09/30/2019
SQM Salar S.A.	19-L015600 - Relocation and New Romana Salar	Sustainability: Environment and Risk Prevention	Assets	84	09/30/2019
SQM Salar S.A.	19-L018000 - Upgrade TT illumination	Sustainability: Environment and Risk Prevention	Assets	40	09/30/2019
SQM Salar S.A.	19-L018700 - 5th Update of environmental modeling	Environmental processing	Expense	10	09/30/2019
SQM Salar S.A.	19-L018800 – UPC Consulting for NW and others	Sustainability: Environment and Risk Prevention	Expense	166	09/30/2019
SQM Salar S.A.	19-L019800 - Estudio Paleoclimático (Iberia)	Sustainability: Environment and Risk Prevention	Expense	1	09/30/2019
SQM Salar S.A.	19-L020000 - Improvement of Operations Monitoring Network	Sustainability: Environment and Risk Prevention	Assets	5	09/30/2019
SQM Salar S.A.	19-L020300 - Telemetry boreholes	Sustainability: Environment and Risk Prevention	Assets	821	09/30/2019
SQM Salar S.A.	19-C005700 - Proyecto Electrolinera Solar -	Sustainability: Environment and Risk Prevention	Assets	53	09/30/2019
SQM Salar S.A.	19-L021400 - Seguimiento ambiental 2019	Environmental processing	Expense	2,493	09/30/2019
SQM Salar S.A.	19-L021700 - Mejora RH y MA 2019	Environmental processing	Expense	68	09/30/2019
SIT S.A.	03-T004500 – Belt 5 Extension and Overhaul	Environmental processing	Assets	8	09/30/2019
SIT S.A.	03-T006400 - Equipos Control Polución y Man	Sustainability: Environment and Risk Prevention	Assets	70	09/30/2019
SIT S.A.	03-T006100 - Cierre Galpon Cancha 9	Sustainability: Environment and Risk Prevention	Assets	134	09/30/2019
				13,094

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Future expenses as of 09/30/2019

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	4,508	12/31/2019
SQM S.A.	01-I012200 - Repair or replacement of well	Sustainability: Environment and Risk Prevention	Assets	76	12/31/2019
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	342	12/31/2019
SQM S.A.	01-I017400 - Development of Pintados and surrounding area.	Sustainability: Environment and Risk Prevention	Expense	114	12/31/2019
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Assets	45	12/31/2019
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	720	12/31/2019
SQM S.A.	01-I017600 - Regularization of Substances Decree	Environmental processing	Expense	476	12/31/2019
SQM S.A.	01-I028200 - EIA Llamara and (PAT)	Environmental processing	Expense	766	12/31/2019
SQM S.A.	01-I028300 – Implementation of PDC 2019	Sustainability: Environment and Risk Prevention	Expense	1,269	12/31/2019
SQM S.A.	01-I030700 - Permisos Sectoriales EIA Proyecto	Environmental processing	Expense	300	12/31/2019
SQM Industrial S.A.	04-J010200 - NK CS (Production of salts KNO3-NaNO3 at NPT2 plant)	Sustainability: Environment and Risk Prevention	Assets	26	12/31/2019
SQM Industrial S.A.	04-I017700 - Basic engineering and Environmental Impact Assessment for TEA industrial area and seawater impulsion N.V	Sustainability: Environment and Risk Prevention	Assets	179	12/31/2019
SQM Industrial S.A.	04-J012200 - DIA and upgrade CS boreholes	Environmental processing	Assets	39	12/31/2019
SQM Industrial S.A.	04-M002000 - Recovery of Potable Water at María Elena	Sustainability: Environment and Risk Prevention	Assets	14	12/31/2019
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	322	12/31/2019
SQM Industrial S.A.	04-I025000 - Re-drilling of Well 2PL-2	Sustainability: Environment and Risk Prevention	Expense	135	12/31/2019
SQM Industrial S.A.	04-J015700 – Update closing plans	Sustainability: Environment and Risk Prevention	Expense	158	12/31/2019
SQM Industrial S.A.	04-J015800 – Other sector regularizations	Sustainability: Environment and Risk Prevention	Expense	250	12/31/2019
SQM Industrial S.A.	04-J017200 - Securing availability of water resources	Sustainability: Environment and Risk Prevention	Assets	213	12/31/2019
SQM Industrial S.A.	04-J019900 - Provisional Access to Cerro Domina	Sustainability: Environment and Risk Prevention	Expense	107	01/01/2020
SQM Industrial S.A.	04-M003900 - Revocation of PDME	Sustainability: Environment and Risk Prevention	Expense	50	01/02/2020
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	94	12/31/2019
SQM Salar S.A.	19-L018000 - Upgrade to TT lighting	Sustainability: Environment and Risk Prevention	Assets	44	12/31/2019
SQM Salar S.A.	19-L014700 - Industrial waste management	Sustainability: Environment and Risk Prevention	Assets	135	12/31/2019
SQM Salar S.A.	19-L018700 - - Fifth environmental model update	Environmental processing	Expense	16	12/31/2019
SQM Salar S.A.	19-L018800 - UPC advice for NW and others	Sustainability: Environment and Risk Prevention	Expense	142	12/31/2019
SQM Salar S.A.	19-L019800 - Paleoclimatic study	Sustainability: Environment and Risk Prevention	Expense	13	12/31/2019
SQM Salar S.A.	19-L020000 - Improved monitoring network	Sustainability: Environment and Risk Prevention	Assets	57	12/31/2019
SQM Salar S.A.	19-L021400 - Seguimiento ambiental 2019	Sustainability: Environment and Risk Prevention	Expense	307	12/31/2019
SQM Salar S.A.	19-L021700 – Improve RHyMA 2019	Sustainability: Environment and Risk Prevention	Expense	82	12/31/2019
TOTAL				10,999

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Accumulated expenses as of 12/31/2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	9,002	12/31/2018
SQM S.A.	01-I005500 - Standardization of SO2 plants	Environmental processing	27	12/31/2018
SQM S.A.	01-I007300 - Compliance with Iodine Gas Exposure Standard	Environmental processing	59	12/31/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	124	12/31/2018
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	25	12/31/2018
SQM S.A.	01-I017400 - Development of Pintados and surrounding area.	Sustainability: Environment and Risk Prevention	5	12/31/2018
SQM S.A.	01-I018300 - Cultural Heritage Baseline Environmental Impact Statement (EIS) Mina Oeste N.V.	Environmental processing	117	12/31/2018
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	992	12/31/2018
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	1,914	12/31/2018
SQM S.A.	01-I017600 - Regularization of Substances Decree	Environmental processing	121	12/31/2018
SQM Industrial S.A.	04-J007000 - Environmental Impact Statement	Environmental processing	30	12/31/2018
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	100	12/31/2018
SQM Industrial S.A.	04-I015600 - Recovery of Reject Water from Osmosis Plant, NV Iodine Plant	Sustainability: Environment and Risk Prevention	130	12/31/2018
SQM Industrial S.A.	04-J012200 - Environmental Impact Statement and Regularization of CS Ponds	Tramitación Ambiental	131	12/31/2018
SQM Industrial S.A.	04-M002000 - Recovery of Potable Water at María Elena	Sustainability: Environment and Risk Prevention	161	12/31/2018

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Accumulated expenses as of 12/31/2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM Industrial S.A.	04-I025000 - Re-drilling of Well 2PL-2 and Maintenance of Access Road to Wells	Sustainability: Environment and Risk Prevention	Expense	18	12/31/2018
SQM Industrial S.A.	04-P006500 - Installation, electrical wiring	Sustainability: Environment and Risk Prevention	Assets	3	12/31/2018
SQM Industrial S.A.	04-I017700 - Basic engineering and Environmental Impact Assessment for TEA industrial area and seawater impulsion N.V	Sustainability: Environment and Risk Prevention	Assets	561	12/31/2018
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	127	12/31/2018
SIT S.A.	03-T003400 - 2016 Port maintenance Capex	Sustainability: Environment and Risk Prevention	Assets	28	12/31/2018
SIT S.A.	03-T001900 - Storage Warehouse Cover	Sustainability: Environment and Risk Prevention	Assets	25	12/31/2018
SIT S.A.	03-T001800 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	50	12/31/2018
SIT S.A.	03-T003200 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Assets	218	12/31/2018
SIT S.A.	03-T003600 - Improved Port SQM Bulk Storage	Sustainability: Environment and Risk Prevention	Assets	33	12/31/2018
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Assets	795	12/31/2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Environmental processing	Assets	200	12/31/2018
SIT S.A.	03-T005000 - Ground leveling and paving of warehouse	Sustainability: Environment and Risk Prevention	Assets	210	12/31/2018
SIT S.A.	03-T006400 - Pollution Control and Management Equipment	Sustainability: Environment and Risk Prevention	Assets	246	12/31/2018
SIT S.A.	03-T006200 - Storage Facilities Yard 6	Sustainability: Environment and Risk Prevention	Assets	299	12/31/2018
SIT S.A.	03-T006100 - Closure of Storage Facilities Yard 9	Sustainability: Environment and Risk Prevention	Assets	443	12/31/2018
SQM Salar S.A.	19-L012200 - Installation of flow meters per environmental standard	Sustainability: Environment and Risk Prevention	Assets	74	12/31/2018
SQM Salar S.A.	19-L012100 – Renewal of equipment with certification required by RCA	Sustainability: Environment and Risk Prevention	Assets	39	12/31/2018
SQM Salar S.A.	19-C003900 - Extension of Carbonate 120,000 TPA Plant	Sustainability: Environment and Risk Prevention	Assets	776	12/31/2018
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	120	12/31/2018
SQM Salar S.A.	19-L014900 - Sludge Drying Project	Sustainability: Environment and Risk Prevention	Assets	180	12/31/2018
SQM Salar S.A.	19-L018400 - EIA, PSA, Hydrogeology and Conservation	Environmental processing	Expense	1,824	12/31/2018
SQM Salar S.A.	19-L018700 - 5th Update of environmental modeling	Environmental processing	Expense	76	12/31/2018
SQM Nitratos S.A	12-I012700 - Mine Site Workshop Water Recovery Plant	Sustainability: Environment and Risk Prevention	Assets	156	12/31/2018
Total				19,439

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Future expenses as of 12/31/2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	10,204	12/31/2018
SQM S.A.	01-I012200 - Repair or replacement of borehole	Sustainability: Environment and Risk Prevention	Assets	76	12/31/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Assets	15	12/31/2018
SQM S.A.	01-I007200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	90	12/31/2018
SQM S.A.	01-I017400 - Development of Pintados and surrounding area.	Sustainability: Environment and Risk Prevention	Expense	116	12/31/2018
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Expense	528	12/31/2018
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	536	12/31/2018
SQM S.A.	01-I017600 - Regularización Decreto Sustanc	Environmental processing	Expense	485	01/23/2019
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Assets	321	12/31/2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Environmental processing	Assets	141	12/31/2018
SIT S.A.	03-T006200 - Warehouses, yard 6	Sustainability: Environment and Risk Prevention	Assets	1,147	01/12/2019
SIT S.A.	03-T006400 - Pollution Control Equipment and Maintenance	Sustainability: Environment and Risk Prevention	Assets	144	01/13/2019
SIT S.A.	03-T006100 - Warehouses, yard 9	Sustainability: Environment and Risk Prevention	Assets	490	01/18/2019
SQM Salar S.A.	19-L012100 – Renewal of equipment with certification required by RCA	Sustainability: Environment and Risk Prevention	Assets	13	12/31/2018
SQM Salar S.A.	19-L018000 - Regularize TT lighting	Sustainability: Environment and Risk Prevention	Assets	74	01/16/2019
SQM Salar S.A.	19-L018700 - Fifth environmental model update	Environmental processing	Expense	27	01/27/2019

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Assets	3	12/31/2018
SQM Industrial S.A.	04-I017700 - Basic engineering and Environmental Impact Assessment for TEA industrial area and seawater impulsion N.V.	Sustainability: Environment and Risk Prevention	Assets	452	12/31/2018
SQM Industrial S.A.	04-J010700 - Recovery Water Intake from Rivers	Sustainability: Environment and Risk Prevention	Assets	120	12/31/2018
SQM Industrial S.A.	04-J012200 - Environmental Impact Statement and Regularization of CS Ponds	Environmental processing	Assets	187	12/31/2018
SQM Industrial S.A.	04-M002000 - Recovery of Potable Water at María Elena	Sustainability: Environment and Risk Prevention	Assets	264	12/31/2018
SQM Industrial S.A.	04-J013500 - Handling of Equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	34	12/31/2018
SQM Industrial S.A.	04-J013300 - Increase solid waste management in Dual Plant (Delkor Filter)	Sustainability: Environment and Risk Prevention	Assets	68	12/31/2018
SQM Industrial S.A.	04-P006500 - Installation, electrical wiring	Sustainability: Environment and Risk Prevention	Assets	104	12/31/2018
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	276	12/31/2018
SQM Industrial S.A.	04-I025000 - Re-drilling of Well 2PL-2 and Ma	Sustainability: Environment and Risk Prevention	Expense	242	12/31/2018
SQM Industrial S.A.	04-J014200 - Commitments with Environmental Qualification Resolutions	Environmental processing	Expense	70	12/31/2018
Total				16,227

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

25.2	Description of each project, indicating whether these are in process or have been finished

SQM S.A.

0138: This project is to increase the height of each SO2 absorber tower (regular and stand-by towers) by 2.5 meters, The towers’ additional height will allow the height of the packing to be increased by 2.5, thereby improving the efficiency of the SO2 absorption. The main activities are: Basic and detailed engineering; supply of the bodies of the absorber towers (frp), liquid distributors, tower brine pump pad, tri-pack packing type, polyethylene pipes and fitting; gas measurement service; metallic structure manufacturing and installation services; and project start-up.

I0172: The commitments of the Pampa Hermosa project for the Salar de Llamara include the Tamarugos Environmental Management Plan (PMAT), which contemplates an Environmental Education Program that includes the design, construction and start-up of an Environmental Education Center (CEDAM) at Puquios de Llamara. Conceptual design, detailed design, construction and start-up are necessary for the CEDAM, which will be subject to approval by the authorities so its duration and costs are subject to the approval of third parties.

I0174: The commitments within the Pampa Hermosa project include implementing "Value Added" at the former Pintados station. The "Value Added" proposal was submitted to the authority and once approved, it should be implemented (parking, path, shade and information panels). The commitments within the "Zona de Mina Nueva Victoria" and "Pampa Hermosa" projects include implementing a storage facility in Humberstone to store archaeological material recovered as a result of the archaeological compensation measures included in these projects. The Humberstone storage facility requires a proposal and subsequent implementation, which is subject to approval by the authority. Therefore, its duration and cost is subject to such third-party approvals.

I0187: The project involves the implementation of measures that were committed to during the penalty process, including urgent and transitory measures. Actions to be implemented include monthly biotic monitoring, quarterly landscape monitoring, metagenomic analysis, study accrediting the nonexistence of environmental effects in puquios (aquatic biota) and study accrediting the implementation of adequate water quality control of water injected into the system, both accredited by a center for excellence in a state or state-recognized university.

I0194: Tender and awarding of environmental permits, implement archeology, biota, human environment campaigns, etc., develop marine studies, prepare reports and enter study into the assessment system, monitor and respond to addenda until the system is approved. Prepare and submit claims to third parties associated with the request for rights of way.

I0055: The gas/liquid ratio is deficient in the SO2 plant, preventing the absorption of SO2, resulting in free iodine losses, due to inadequate stripping of kerosene and prilling air. This phenomenon also causes plugs in ducts and furnaces (unscheduled plant shutdowns), a highly contaminated environment for people (hygiene and health deviations), excessive acid rain (corrosion of facilities), and a high sulphur and sodium metabisulphite consumption factor. By changing the extraction fans to increase airflow and SO2 absorption towers for prilling, the diameter of the ducts can be expanded. This ensures that the gas/liquid ratio can be increased and sustained. A scrubber unit must be installed (tower, pump, gas extractor and piping) to reduce SO2 emissions. The same concept was developed for the SO2 Iodine plant in Maria Elena.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

I0073: The iodine gas capture system is operating very inefficiently.

I0122 The project will repair and replace environmental monitoring boreholes that need to be deepened. Improvements in pique boreholes are also included, to avoid risk conditions.

I0183: A heritage baseline in the western mine sector will be prepared, which is a DIA requirement.

I0176: The project will prepare an initial diagnosis at various sites, which will identify the deviations and measures required to adapt them, in order to subsequently prepare an adaptation program that will be submitted to the Regional Health Ministerial Secretary.

I0282: The project will prepare an initial diagnosis at various sites, which will identify the deviations and measures required to adapt them, in order to subsequently prepare an adaptation program that will be submitted to the Regional Health Ministerial Secretary. The measures will be defined on the basis of this diagnosis, and minor or major structural amendments that require prior environmental assessment (DIA/EIA) may be necessary.

I0283: The project will implement the measures described in the PDC. The implementation includes advice from consultants (regarding legal, hydrogeological, and PDC procedures), studies and additional monitoring (UCN, ANAM, FisioAquas, and other studies), in addition to building infrastructure.

I0307: The project consists of the preparation of reports to obtain sectoral permits:- Authorization for the Exploitation Method (SERNAGEOMIN) - Authorization for the Benefit Plant (SERNAGEOMIN) - Closure Plan Report (SERNAGEOMIN) - Permit to Modify the Channel (DGA) - Permit for the Construction of Seawater Reception Pools (DGA) - Permit for the Construction of Evaporation Pools (DGA)".

SQM Industrial S.A.

I0177: The project will complete the basic engineering, execute the EIA Tente en el Aire, obtain the legal and sectorial permits for a second stage to secure the execution of the project.

I0250: The project consists of re-drilling well 2Pl-2, which implies the detention of the extraction well, extraction of current casing and its re-drilling, with the relevant development work and pump tests. Road maintenance works imply leveling roads, filling damaged areas and compacting this fill.

J0102: It is proposed to build a new PTS plant that is integrated into the NPT 2 crystallization process. The engineering design of this plant considers the reuse of the equipment already acquired for the NK PV plant. The plant includes a new raw materials yard, a grinder stage (sizer), a wet mill, a dissolution stage with reactors and thickener and a filtration and centrifuge unit for discarded salt. The crystallization from the NPT1 and NPT2 plants will be reused, as well as the refining plant at the NPT2 plant.

P0036: The project will reuse the crystallization plant and all its associated facilities to produce nitrate salts.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

P0065: The project will install a transformer, posting and collecting tank for trench solutions. It will also improve the trench sector to safely position the low suction pumps. Heavy machinery will be required.

J0107: The project looks to renovate and automate the operation of pump stations at the three water intakes, by incorporating automatic valves and smart controls for pumps, In addition, water intake pipe sections, cut-off valves, check valves, drains and vents should be renewed, Due to the water conditions and length of pipes, these face the risk of failure due to overpressure, corrosion and material wear, Maintenance and repair works must also be undertaken on pumps at each water intake as a result of wear and corrosion due to the characteristics of river water.

J0122: The project consists of entering the Coya Sur wells into the “environmental impact assessment system” and processing the permits for these wells with the General Directorate of Water Resources (DGA).

J0135: This project consists of dealing with all the oils and components that contain 50ppm or more of Policlorobife PCB by 2025 at the latest. The activities to be undertaken will be to deal with all those elements with oil that have previously been identified as having more than 50ppm of PCB.

M0020: The project consists of concluding the system of the drinking water network, in addition to renewing several sections of the network, due to the deterioration of original pipes. It also intends to acquire equipment to better address water seepage in town and problems in the sewage chambers. Sewage water management requires a single backfill for final sludge disposal, in keeping with current legislation.

I0156: The project will recover water from the osmosis rejection plant and use it in the pile leaching area, increasing the efficiency of water resource use.

J0070: This is preparing and processing the Environmental Impact Statement (DIA), in order to obtain an Environmental Qualification Resolution (RCA). The required background information includes the baseline air quality. Therefore, a MP 2.5 and gas monitoring station was installed that compliments the current stations at Maria Elena. The project is underway.

J0133: The project will increase filtration capacity with the centrifuge of the Anhydrous Sulphate Plant: Industrial test. If it is favorable, install belts to transfer waste to the collection yard.

J0152: The project will install exhaust gas heat recovery equipment in boilers and implement associated structural improvements.

J0142: The project will implement environmental measures associated with updating the CS DIA (heritage sign and paving ME road) and the Pedro de Valdivia DIA (controlled disturbance plan).

J0157: The project will update the closure plans in accordance with the normal regime established by current legislation. These requirements include an initial external audit, detailed risks analysis and their control, and other requirements.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

J0158: The project will prepare and process sectorial permits for favorable reports to construct in Coya Sur (CS), and permits for hydraulic works defined in Article 294 of the Water Code (evaporation wells) at CS and NV.

J0172: The project will ensure the availability of water resources. It includes: Acquisition of a Flowserve 6GT booster pump, as a “spare” to drive water to Pedro de Valdivia. Acquisition of 2 motor pump sets to renew the current Coya-Vergara 3 and 4 sets, as the current brand has become obsolete. Repair the industrial water accumulation pond in Recinto Vergara (increasing the storage capacity by 1500 m3). Continue renovating pipes and vents in water lines in "CS, ME, VE and CV" adductions.

P0070: The project will clean deep boreholes using external resources, to remove salts and clean the interior, in order to ensure solution recovery. Identify better quality equipment (bbas), but more expensive than the current equipment, and to maintain a fitting stock for spare parts.

J0199: The project considers obtaining a provisional roadway approval from the Ministry of Public Works to prepare and use the intersection, incorporating leveling and signposting in accordance with the roadways manual, ensuring adequate conditions for safe transit in compliance with standards.

M0039: The project considers requesting the revocation of the saturated zone and the PDME. Currently the Maria Elena and Pedro de Valdivia zone has been declared PM10 saturation zone, with a current Decontamination Plan. The monitoring results from these last few years have resulted in the revocation of the saturation zone and the PDME.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Servicio Integrales de tránsito y Transferencias S.A.

T0062: A 35 x 110 m hangar will be installed on yard 6 to stockpile bulk product that also permits loading and unloading from trucks and front loaders as well as proper stacking. The warehouse in yard 6 will be expanded into boxes 5 and 6 in order to stockpile bulk product.

T0018: The project will install an underground conveyor belt that runs outside the storage boxes of yards 8 and 9, and connects to belt 5 and then to the loading system. The project has an environmental component, although it is an operational improvement. The project includes the purchase and implementation of belt coverage as an emissions mitigation measure (internal emissions control measure), in order to improve compliance with the Tocopilla Atmospheric Decontamination Plan (PDA). The project is in progress.

T0019: The project installed coverings (roof and sides) to the 4 new storage boxes that will be built in areas within yards 8 and 9. The project has an environmental component, although it is an operational improvement. The project includes the construction of a warehouse as an emissions mitigation measure, in order to improve compliance with the Tocopilla Atmospheric Decontamination Plan (PDA) and reduce dust emissions. The project has been completed.

T0032: The project will install an underground conveyor belt that runs outside the storage boxes of yard 6, with feeding points connected directly to belt 6 and then to the loading system. The project has an environmental component, although it is an operational improvement. The project includes implementing conveyor belt 6 from yard 6, which is an emission control measure that was committed in the Tocopilla PDA. The project is currently underway.

T0034: The project invested as required to maintain the operational capacity of the port, and to ensure the high availability of loading equipment. The project has an environmental component, although it is an operational improvement. The project included replacing and/or repositioning the damaged wind breaks in yard 3, which is an emission control measure that was committed in the Tocopilla PDA. The project has been completed.

T0036: The project will install rainwater collection gutters in the storage warehouses. It will carry out an engineering study of potential multiproduct storage in a single silo and potentially install vibrating floors that allow product free runoff thus avoiding manual operation risks and the effect that this causes during loading.

T0042: In accordance with regulatory matters in Article 13 Supreme Decree. 70/2010, Tocopilla PDA must incorporate dust collection systems in TV-1 and TV-2 hoppers at yards 8 and 9.

T0045: Belts for yards 8 and 9 will be finished by joining them to belt 5 and thus become part of the loading system. This involves the extension, joining and overhaul of belt 5, and joining it to pan feeder 3 and its corresponding improvements, to become an integral part of the loading system. This complies with the environmental regulations required by the Tocopilla Decontamination Plan. "Atmospheric Decontamination Plan for the City of Tocopilla and its Surrounding Zone" (Supreme Decree 70/2010; Art.13 II.3).

T0050: Loose soil within the perimeter of the supply warehouse in yard 17 is uneven, which causes difficulties and operational risks for both the supply and operational warehouses. The surface area to be covered in paving stones is 2,100 m2. Furthermore, it includes the construction of a hazardous waste yard.

T0064: Sentinel Sweeper Equipment Purchase - Purchase of operationally critical equipment.

T0061: The project will construct the second stage of the warehouse for yard 9 (1,500 square meters).

L0121: Change weather station equipment to comply with regulations.

L0122: The project will install flowmeters that meet the new standard, and add standby flowmeters. The project is in progress.

L0147: This project will reduce industrial waste storage points. It will rely on an external company that segregates, sorts, and packages industrial waste, in accordance with the RCA and current regulations, so that waste can be removed from these points for final disposal outside our facilities.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

L0180: Standardization of lighting and electrical circuits for land transport facilities in Salar Atacama.

C0039: The project will increase the production capacity of lithium carbonate from 70,000 tons per year to 120,000 tons per year.

L0149: The project will assemble a dehydrating plant in SQM Salar's current facilities. The plant will treat, store, transport and finally dispose of sludge generated by wastewater treatment plants, and provide the solutions that comply with Supreme Decree 04/09, "Regulations for Sludge Handling in Wastewater Treatment Plants".

L0184: The project will contract Environmental Monitoring Plan advice, and improvements in environmental monitoring.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

SQM Salar S.A.

L0187: The project involves this 5th update to numeric modeling, which would provide compliance with the commitments undertaken during the environmental qualification process for the project “Changes and Improvements to Mining Operations in the Salar de Atacama

L0188: The project involves the participation of an external consulting team to narrow down the sources of the risks identified, propose operational optimization plans, improvements to control systems (monitoring networks) and support in modeling this deposit with a view to a better evolution of short- and medium-term projections (5 years). It will also propose the identification of alternative sources of productive brine equivalent at the nucleus. It proposes 3 stages: Diagnosis, operational improvements and monitoring-identification of new sources. Others: support in the development of 3D Peine and Quelana models, through a collaboration with CSIC involving 2 professionals for 6 months at a total cost of ThUS$36. Others: doctorate-level development in quantification and recharge from rain and snow, by supporting a doctoral student under the supervision of Emilio Custodio and Enric Vásquez for a 3-year period, with an annual budget of ThUS$36 (total ThS$108).

L0189: It includes improving the current lysimeter stations (7) and implementing new stations (7) in important sectors that are not currently measured, with the ability to remotely transmit information. This will improve the spatial coverage of the stations that measure evaporation within the basin. The initial stage includes constructing 7 lysimeters on land inside the Salar. Subsequently, the equipment implementation stage will initiate recording, storing and transmitting information. Finally, an international expert will provide advice regarding an analysis of the information from all the current stations, to recalculate basin evaporation and propose methodological improvements.

L0156: The project will make the process of producing the combined weight and packing list for trucks more efficient, reducing the time they spend inside the facilities. This requires an engineering study and installing a new weighbridge on land where the Oscar guard post used to be in Salar de Atacama. It will also make weighing trucks more efficient by relocating weighbridge 1 in the Salar de Atacama to a more suitable area, thus avoiding its current problems. The weighbridges would become superficial.

L0198: The project will date sediment using the 14C method (or another to be defined) in the depositional environments of the last 50,000 years to complement the facies sedimentological model provided by the consultant. The project will try to reconstruct the variability history of the lagoon system with absolute ages.

L0200: The project will identify an appropriate device. Field testing of sensors. Purchase of sensors for all points. Installation of sensors. Analyze remote data transmission (future project)

L0203: The project will install a remote telemetry system in boreholes.

C0057: The project is focused on developing and promoting electro-mobility in our company, promoting the market for electric vehicles in the region and supporting a technological project to change the image. The project aims to build and maintain operational 1 off-grid electrolinera in Salar del Carmen (charging points of electric vehicles), which will be supplied 100% with solar energy and which will have a bank of lithium batteries which will increase the efficiency of the system, storing the energy not consumed. In addition, the project includes the operation of 2 electric vehicles (2° month) and materials for the maintenance of the panels for 1 year. It must be considered that 1 electric vehicle contains 1000 times more lithium than all the wireless devices present in 1 home.

L0214: The project consists of implementing a 2019 environmental monitoring plan to monitor an optimum compliance of current environmental regulations.

L0217: The project involves quoting new equipment. Purchase of new equipment. Reparation of old equipment for use as backup in the event of unexpected failure of new equipment.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

SQM Nitratos S.A.

I0127: By installing a reverse osmosis system or a process that enables the recovery of industrial water and that reduces the hardness of the water for cleaning the equipment, we can reuse this water to wash equipment again, thereby reducing the damage to the electrical systems of the equipment as a result of corrosion.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 26 Mineral resource exploration and evaluation expenditure

Given the nature of operations of the Sociedad Química y Minera de Chile S.A. and Subsidiaries and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Implementation, economically feasible, not economically feasible and in exploitation:

(a)	Ejecution: Disbursements for prospecting under implementation and therefore prior to determination of economic feasibility, are classified in the caption in Note 3.23.

-	There is an amount of ThUS$2,749 in the line item for caliche and brine exploration from Salar de Atacama as of September 30, 2019, and ThUS$8,355 as of December 31, 2018. For Mt Holland, total disbursements corresponding to Work in progress (which includes exploration disbursements) amount to ThUS$ 24,399 as of September 30, 2019, and ThUS$11,298 as of December 31, 2018.

-	Advanced metallic exploration projects considered are capitalized and presented under the Works in Progress item, the amount capitalized as of September 30, 2019, is ThUS$ 1,962 and as of December 31, 2018, there are no activations in relation to this concept. Alternatively, these are recorded as expenses in the investment plan for the period in which they are accrued.

2	Economically feasible: Prospecting disbursements corresponding to caliche exploration, wherein the study concluded that its economic feasibility is viable, are classified under Non-Current Assets in Other Non-current Financial Assets, The balance as of September 30, 2019, is ThUS$4,934 and as of December 31, 2018, it is ThUS$16,397.

For the exploration of the Salar de Atacama, the associated assets correspond to wells that can be used both in monitoring and exploitation of the Salar, Therefore, once the studies are concluded, these are classified as “Non-current Assets” in “Properties, Plants and Equipment”, assigning them a technical useful life of 10 years.

3	Not economically feasible: Prospecting disbursements, once finalized and concluded to be not economically feasible, will be charged to profit and loss. As of September 30, 2019, there was a total of ThUS$165 for this concept, and as of December 31, 2018, there were no disbursements for this concept.

4	In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, The portion that is exploited in the following 12 months is presented as “Current Assets” in the “Inventories”. As of September 30, 2019, the amount is ThUS$1,472 and the balance as of December 31, 2018 for this concept is ThUS$2,028, the portion that will be amortized in the following years is classified as “Non-Current Assets” under “Other Non-current Assets”, As of Septembe 30, 2019, there is a balance of ThUS$8,979 for this concept, and as of December 31, 2018, the balance is ThUS$9,791.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 27	Gains (losses) from operating activities in the statement of income of expenses, included according to their nature

27.1	Revenue from operating activities customer activities

The Group derives revenues from the sale of goods (which are recognised at one point in time) and from the provision of services (which are recognised over time) and are distributed among the following geographical areas and main product and service lines:

a)	Geographic areas:

09/30/2019
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	69,092	818	500	23,832	4,268	24,566	123,076
Latin America and the Caribbean	60,455	6,488	2,702	48,365	4,754	203	122,967
Europe	126,007	91,048	57,634	21,929	12,454	547	309,628
North America	192,828	68,080	35,421	33,345	21,234	756	351,664
Asia and Others	102,735	110,981	309,781	34,746	5,170	687	564,101
Total	551,117	277,415	406,038	162,217	47,890	26,759	1,471,436

09/30/2018
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	75,043	735	600	14,994	3,401	32,183	126,956
Latin America and the Caribbean	61,027	4,984	3,100	73,172	9,776	137	152,196
Europe	164,977	80,957	71,805	36,486	14,452	340	369,017
North America	189,505	62,070	46,504	41,684	21,041	583	361,387
Asia and Others	116,796	94,365	378,929	53,480	45,907	1,543	691,020
Total	607,348	243,111	500,938	219,816	94,577	34,786	1,700,576

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

b)	Main product and service lines:

	January to September		July to September
	2019	2018	2019	2018
Products and Services	ThUS$	ThUS$	ThUS$	ThUS$
Specialty plant nutrition	551,117	607,348	167,297	194,902
Sodium Nitrates	14,089	15,912	3,309	5,229
Potassium nitrate and sodium potassium nitrate	356,696	417,273	97,734	122,494
Specialty Blends	112,759	106,561	45,782	45,010
Other specialty fertilizers	67,573	67,602	20,472	22,169
Iodine and derivatives	277,415	243,111	91,295	82,870
Lithium and derivatives	406,038	500,938	112,486	152,784
Potassium	162,217	219,816	73,672	79,963
Industrial chemicals	47,890	94,577	17,026	19,431
Other	26,759	34,786	11,289	13,206
Commoditie	2,549	3,166	908	880
Income from property leases	1,095	1,208	378	253
Income from subleases on right-of-use assets	202	-	61	-
Commodities	10,973	13,750	6,296	6,158
Other ordinary income Of. Commercial	11,940	16,662	3,646	5,915
Total	1,471,436	1,700,576	473,065	543,156

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

27.2	Cost of sales

Cost of sales broken down by nature of expense:

	January to September		July to September
	2019	2018	2019	2018
Nature of expense	ThUS$	ThUS$	ThUS$	ThUS$
Raw materials and consumables used	(201,860)	(191,590)	(67,851)	(68,978)
Classes of employee benefit expenses	(132,215)	(154,352)	(46,463)	(58,820)
Depreciation expense	(141,049)	(164,837)	(46,448)	(52,321)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(3,731)	-	(1,469)	-
Amortization expense	(3,778)	(4,997)	(1,376)	(2,527)
Investment plan expenses	(14,453)	(8,842)	(6,584)	(1,758)
Provision for site closure	(683)	(1,660)	(228)	(972)
Provision for materials, spare parts and supplies	(6,263)	945	294	2,664
Contractors	(87,363)	(89,530)	(30,057)	(29,501)
Operating leases	(30,316)	(28,489)	(11,704)	(8,509)
Mining concessions	(5,876)	(6,074)	(1,897)	(2,030)
Operations transport	(41,502)	(50,279)	(15,610)	(18,808)
Freight and product transport costs	(32,983)	(41,393)	(11,749)	(11,785)
Purchase of products from third parties	(180,508)	(176,697)	(63,076)	(62,747)
Insurance	(13,350)	(8,978)	(3,592)	(4,204)
CORFO rights	(115,283)	(119,310)	(30,328)	(51,460)
Export costs	(53,608)	(65,439)	10,742	(1,715)
Expenses related to Variable Parts Leases (contracts under IFRS 16)	(822)	-	(274)	-
Variation in inventory	41,134	20,346	9,036	8,236
Variation in inventory provision	8,764	(12,212)	1,714	(3,796)
Other expenses, by nature	(33,478)	(18,071)	(21,958)	(12,064)
Total	(1,049,223)	(1,121,459)	(338,878)	(381,095)

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

27.3	Other income

	January to September		July to September
	2019	2018	2019	2018
Other income	ThUS$	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	502	530	180	164
Fines charged to suppliers	441	525	241	221
Taxes recovered	227	536	93	49
Amounts recovered from insurance	82	519	-	(504)
Overestimate of provisions for third-party obligations	128	69	94	9
Other operating income	2,657	1,142	789	456
Options on mining claims	1,295	4,080	11	212
Easements, pipelines and roads	7,204	2,306	2,204	-
Mining licenses and notary costs reimbursed	200	377	13	-
Total	12,736	10,084	3,625	607

27.4	Administrative expenses

	January to September		July to September
	2019	2018	2019	2018
Administrative expenses	ThUS$	ThUS$	ThUS$	ThUS$
Employee benefit expenses	(43,156)	(44,098)	(14,820)	(14,118)
Marketing costs	(3,294)	(2,089)	(951)	(778)
Amortization expenses	(3)	(10)	(2)	(3)
Entertainment expenses	(4,367)	(2,929)	(1,297)	(830)
Advisory services	(10,160)	(9,642)	(3,452)	(3,080)
Lease of buildings and facilities	(3,186)	(3,620)	(1,082)	(1,073)
Insurance	(2,111)	(1,328)	(861)	(530)
Office expenses	(5,441)	(6,342)	(2,398)	(3,261)
Contractors	(2,955)	(4,193)	(285)	(1,557)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(1,184)	-	(396)	-
Other expenses, by nature	(7,910)	(9,311)	(2,684)	(2,068)
Total	(83,767)	(83,562)	(28,228)	(27,298)

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

27.5	Other expenses by function

	January to September		July to September
	2019	2018	2019	2018
Other expenses by function	ThUS$	ThUS$	ThUS$	ThUS$
Classes of Employee Benefit Expenses
Depreciation and amortization expense
Depreciation of assets not in use	(22)	(51)	(7)	(8)
Subtotal	(22)	(51)	(7)	(8)
Impairment losses (reversals of impairment losses) recognized in profit (loss) for the year
Intangible (Water rights)	-	(1,649)	-	(1,649)
Subtotal	-	(1,649)	-	(1,649)
Other expenses, by nature
Legal expenses	(4,726)	(10,494)	(788)	(4,921)
VAT and other unrecoverable taxes	(429)	(836)	270	(253)
Fines paid	(131)	(286)	(63)	(64)
Investment plan expenses	(1,190)	(5,630)	738	(1,080)
Non-metallic exploration expenses	(4,125)	(3,419)	(1,552)	(1,040)
Donations	(3,719)	(3,176)	(459)	(1,087)
Other operating expenses	(1,774)	(4,863)	(955)	(670)
Subtotal	(16,094)	(28,704)	(2,809)	(9,115)
Total	(16,116)	(30,404)	(2,816)	(10,772)

27.6	Other income (expenses)

	January to September		July to September
	2019	2018	2019	2018
Other income (expenses)	ThUS$	ThUS$	ThUS$	ThUS$
Adjust previous year application method of participation	(789)	(2,928)	(95)	(239)
Others	(32)	2,216	(2)	(11)
Total	(821)	(712)	(97)	(250)

27.7	Impairment of gains and reversal of impairment losses (impairment losses)

	January to September		July to September
	2019	2018	2019	2018
Impairment of gains and reversal of impairment losses (impairment losses)	ThUS$	ThUS$	ThUS$	ThUS$
(Impairment) /reversiono f value of financial assets	(5,879)	2,287	(3,200)	(40)
Total	(5,879)	2,287	(3,200)	(40)

This table corresponds to the summary required by the CMF and considers notes 27.2, 27.4 and 27.5.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

27.8	Summary of expenses by nature

	January to September		July to September
	2019	2018	2019	2018
Expenses by nature	ThUS$	ThUS$	ThUS$	ThUS$
Raw materials and consumables	(201,860)	(191,590)	(67,851)	(68,978)
Classes of Employee Benefit Expenses	(175,371)	(198,450)	(61,283)	(72,938)

Depreciation and amortization expense
Depreciation expense	(141,071)	(164,888)	(46,455)	(52,329)
Depreciation of Right-of-use Assets (IFRS 16)	(4,915)	-	(1,865)	-
Amortization expense	(3,781)	(6,656)	(1,378)	(4,179)
Legal expenses	(4,726)	(10,494)	(788)	(4,921)
Investment plan expenses	(15,643)	(14,472)	(5,846)	(2,838)
Non-metallic exploration expenses	(4,125)	(3,419)	(1,552)	(1,040)
Provision for site closure	(683)	(1,660)	(228)	(972)
Provision for materials, spare parts and supplies	(6,263)	945	294	2,664
Contractors	(90,318)	(93,723)	(30,342)	(31,058)
Leases	(33,502)	(32,109)	(12,786)	(9,582)
Mining concessions	(5,876)	(6,074)	(1,897)	(2,030)
Operation transport	(41,502)	(50,279)	(15,610)	(18,808)
Freight and product transport costs	(32,983)	(41,393)	(11,749)	(11,785)
Purchase of products from third parties	(180,508)	(176,697)	(63,076)	(62,747)
CORFO rights	(115,283)	(119,310)	(30,328)	(51,460)
Export costs	(53,608)	(65,439)	10,742	(1,715)
Expenses related to Variable Parts Leases (IFRS 16)	(822)	-	(274)	-
Insurance	(15,461)	(10,306)	(4,453)	(4,734)
Consultant and advisor services	(10,160)	(9,642)	(3,452)	(3,080)
Variation in inventory	41,134	20,346	9,036	8,236
Variation in provision on product inventory	8,764	(12,212)	1,714	(3,796)
Other expenses, by nature	(60,543)	(47,903)	(30,495)	(21,075)
Total expenses by nature	(1,149,106)	(1,235,425)	(369,922)	(419,165)

27.9	Finance expenses

	January to September		July to September
	2019	2018	2019	2018
Finance expenses	ThUS$	ThUS$	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(1,581)	(1,274)	(537)	(433)
Interest expense from bonds	(53,026)	(40,956)	(18,703)	(14,186)
Interest expense from loans	(2,035)	(2,367)	(669)	(1,076)
Capitalized interest expenses	5,262	3,766	2,289	1,116
Financial expenses for site closure	(5,660)	1,214	(1,933)	1,214
Interest on lease agreement	(1,069)	-	(491)	-
Other finance costs	(791)	(837)	(291)	1,271
Total	(58,900)	(40,454)	(20,335)	(12,094)

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 28	Reportable segments

28.1	Reportable segments

(a)	General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 28.2).

The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates.

(b)	Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

(c)	Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments, which obtain income from ordinary activities, generate expenses and have its operating results reviewed on a regular basis by the highest authority who makes decisions regarding operations, relate to the following groups of products:

1.	Specialty plant nutrients
2.	Iodine and its derivatives
3.	Lithium and its derivatives
4.	Industrial chemicals
5.	Potassium
6.	Other products and services

(d)	Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(e)	Basis of accounting for transactions between reportable segments

Inter-segment sales are made under the same conditions as sales to third parties and are measured consistently as presented in the statement of income.

(f)	Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to coproduction processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production and etc.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

(g)	Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, Some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

(h)	Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, Some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

28.2	Reportable segment disclosures:

	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total 09/30/2019
Operating segment ítems as 09/30/2019	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	551,117	277,415	406,038	47,890	162,217	26,759	1,471,436	1,471,436	-	1,471,436
Revenues from transactions with other operating segments of the same entity

Revenues from external customers and transactions with other operating segments of the same entity	551,117	277,415	406,038	47,890	162,217	26,759	1,471,436	1,471,436	-	1,471,436

Costs of sales	(440,058)	(171,499)	(244,540)	(33,443)	(135,543)	(24,140)	(1,049,223)	(1,049,223)	-	(1,049,223)
Administrative expenses	-	-	-	-	-	-	-	-	(83,767)	(83,767)
Interest expense	-	-	-	-	-	-	-	-	(58,900)	(58,900)
Depreciation and amortization expense	(50,918)	(32,590)	(34,154)	(3,494)	(28,179)	(432)	(149,767)	(149,767)	-	(149,767)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	8,776	8,776
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(84,049)	(84,049)
Income (loss) before taxes	111,059	105,916	161,498	14,447	26,674	2,619	422,213	422,213	(125,716)	296,497

Net income (loss) from continuing operations	111,059	105,916	161,498	14,447	26,674	2,619	422,213	422,213	(209,765)	212,448
Net income (loss) from discontinued operations	-	-	-	-	-	-	-	-	-	-
Net income (loss)	111,059	105,916	161,498	14,447	26,674	2,619	422,213	422,213	(209,765)	212,448

Assets	-	-	-	-	-	-	-	-	4,696,845	4,696,845
Equity-accounted investees	-	-	-	-	-	-	-	-	119,651	119,651
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	110,021	110,021
Increase of non-current assets	-	-	-	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-	-	2,555,637	2,555,637
Impairment loss recognized in profit or loss	-	-	-	-	-	-	-	-	(5,879)	(5,879)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	330,634	330,634
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(277,575)	(277,575)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	173,742	173,742

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total 09/30/2018
Operating segment ítems as 09/30/2018	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	607,348	243,111	500,938	94,577	219,816	34,786	1,700,576	1,700,576	-	1,700,576
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	607,348	243,111	500,938	94,577	219,816	34,786	1,700,576	1,700,576	-	1,700,576
Costs of sales	(479,686)	(165,021)	(188,048)	(66,202)	(190,928)	(31,574)	(1,121,459)	(1,121,459)	-	(1,121,459)
Administrative expenses	-	-	-	-	-	-	-	-	(83,562)	(83,562)
Interest expense	-	-	-	-	-	-	-	-	(40,454)	(40,454)
Depreciation and amortization expense	(60,652)	(33,123)	(33,229)	(6,639)	(37,366)	(535)	(171,544)	(171,544)	-	(171,544)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	14,705	14,705
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(126,232)	(126,232)
Income (loss) before taxes	127,662	78,090	312,890	28,375	28,888	3,212	579,117	579,117	(120,976)	458,141

Net income (loss) from continuing operations	127,662	78,090	312,890	28,375	28,888	3,212	579,117	579,117	(247,208)	331,909
Net income (loss) from discontinued operations
Net income (loss)	127,662	78,090	312,890	28,375	28,888	3,212	579,117	579,117	(247,208)	331,909

Assets	-	-	-	-	-	-	-	-	4,124,423	4,124,423
Equity-accounted investees	-	-	-	-	-	-	-	-	114,081	114,081
Increase of non-current assets	-	-	-	-	-	-	-	-	(43,074)	(43,074)
Liabilities	-	-	-	-	-	-	-	-	1,986,315	1,986,315
Impairment loss recognized in profit or loss	-	-	-	-	-	-	-	-	2,287	2,287
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	447,342	447,342
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(210,120)	(210,120)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	(425,702)	(425,702)

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

28.3	Statement of comprehensive income classified by reportable segments based on groups of products

	09/30/2019
Items in the statement of comprehensive income as 09/30/2019	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$
Revenue	551,117	277,415	406,038	47,890	162,217	26,759	-	1,471,436
Cost of sales	(440,058)	(171,499)	(244,240)	(33,343)	(135,543)	(24,140)	-	(1,049,223)

Gross profit	113,059	105,916	161,498	12,447	26,674	2,619	-	422,213
Other incomes by function	-	-	-	-	-	-	12,736	12,736
Administrative expenses	-	-	-	-	-	-	(83,767)	(83,767)
Other expenses by function	-	-	-	-	-	-	(16,116)	(16,116)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	(5,879)	(5,879)
Other gains (losses)	-	-	-	-	-	-	(821)	(821)
Financial income	-	-	-	-	-	-	19,300	19,300
Financial costs	-	-	-	-	-	-	(58,900)	(58,900)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	8,776	8,776
Exchange differences	-	-	-	-	-	-	(1,045)	(1,045)
Profit (loss) before taxes	113,059	105,916	161,498	12,447	26,674	2,619	(125,716)	296,497
Income tax expense	-	-	-	-	-	-	(84,049)	(84,049)
Profit (loss) from continuing operations	113,059	105,916	161,498	12,447	26,674	2,619	(209,765)	212,448
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	113,059	105,916	161,498	12,447	11,674	2,619	(209,765)	212,448
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	211,224	211,224
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	1,224	1,224
Profit (loss)	-	-	-	-	-	-	212,448	212,448

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

	09/30/2018
Items in the statement of comprehensive income as 09/30/2018	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$
Revenue	607,348	243,111	500,938	94,577	219,816	34,786	-	1,700,576
Cost sales	(479,686)	(165,021)	(188,048)	(66,202)	(190,928)	(31,574)	-	(1,121,459)
Gross profit	127,662	78,090	312,890	28,375	28,888	3,212	-	579,117
Other incomes by function	-	-	-	-	-	-	10,084	10,084
Administrative expenses	-	-	-	-	-	-	(83,562)	(83,562)
Impairment of gains and reversal of impairment losses, in accordance with IFRS 9	-	-	-	-	-	-	(30,404)	(30,404)
Other expenses by function	-	-	-	-	-	-	2,287	2,287
Other gains (losses)	-	-	-	-	-	-	(712)	(712)
Financial income	-	-	-	-	-	-	16,518	16,518
Financial costs	-	-	-	-	-	-	(40,454)	(40,454)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	14,705	14,705
Exchange differences	-	-	-	-	-	-	(9,438)	(9,438)
Profit (loss) before taxes	127,662	78,090	312,890	28,375	28,888	3,212	(120,976)	458,141
Income tax expense	-	-	-	-	-	-	(126,232)	(126,232)
Profit (loss) from continuing operations	127,662	78,090	312,890	28,375	28,888	3,212	(247,208)	331,909
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	127,662	78,090	312,890	28,375	28,888	3,212	(247,208)	331,909
Profit (loss), attributable to	-	-	-	-	-	-	-	-
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	331,198	331,198
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	711	711
Profit (loss)	-	-	-	-	-	-	331,909	331,909

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

28.4	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

28.5	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue. Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution. The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company’s Management.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

28.6	Segments by geographical areas

	09/30/2019
Items as 09/30/2019	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	123,076	122,967	309,628	351,664	564,101	1,471,436
Investment accounted for under the equity method	-	5,998	41,816	15,467	56,370	119,651
Intangible assets other than goodwill	108,968	127	181	2,796	77,371	189,443
Goodwill	23,345	-	11,506	-	-	34,851
Property, plant and equipment, net	1,535,319	512	7,163	3,614	27,034	1,573,642
Investment property	-	-	-	-	-	-
Other non-current assets	15,744	22	4	(712)	-	15,058
Non-current assets	1,683,376	6,659	60,670	21,165	160,775	1,932,645

	09/30/2018
Items 09/30/2019	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	126,956	152,196	369,017	361,387	691,020	1,700,576
Investment accounted for under the equity method	-	6,616	37,580	15,545	54,340	114,081
Intangible assets other than goodwill	111,286	-	419	158	16,289	128,152
Goodwill	23,299	-	11,459	-	-	34,758
Property, plant and equipment, net	1,424,036	340	4,022	3,157	1,631	1,433,186
Investment property	-	-	-	-	-	-
Other non-current assets	17,244	22	-	-	8,546	25,812
Non-current assets	1,575,865	6,978	53,480	18,860	80,806	1,735,989

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

28.7	Property, plant and equipment classified by geographical areas

The company's main production facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of September 30, 2019 and December 31, 2018:

	Location		Products

-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate salts
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid and potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 29	Borrowing costs

The cost of interest is recognized as an expense in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23.

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

(a)	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

Financing costs are not activated for periods that exceed the normal term for acquisition, construction or installation of the property; such is the case for delays, interruptions or temporary suspension of the project due to technical, financial or other problems that make it impossible to leave the property in usable conditions.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	09/30/2019	09/30/2018
Capitalization rate of costs for capitalized interest	4%	4%
Amount of costs for interest capitalized in ThUS$	5,262	3,766

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 30	Effect of fluctuations in foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss and other comprehensive income

	09/30/2019 ThUS$	09/30/2018 ThUS$
Conversion foreign exchange gains (losses) recognized in the result of the year.	(1,045)	(9,438)
Conversion foreign exchange reserves
Conversion foreign exchange reserves attributable to the owners of the controlling entity.	(898)	(12,302)

Conversion foreign exchange reserves attributable to the non-controlling entity.	149	110
Total	(749)	(12,192)

b)	Reserves for foreign currency exchange differences:

As of September 30, 2019 and 2018, foreign currency exchange differences are detailed as follows:

Details	09/30/2019 ThUS$	09/30/2018 ThUS$
Changes in equity generated by the equity method value through conversion:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(17)	(11)
Proinsa Ltda.	(12)	(9)
Comercial Agrorama Ltda.	9	(29)
Isapre Norte Grande Ltda.	(29)	(120)
Almacenes y Depósitos Ltda.	136	93
Sacal S.A.	(3)	16
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(16)	(6)
Agrorama S.A.	286	36
Doktor Tarsa	(13,811)	(23,073)
SQM Vitas Fzco	(2,452)	(2,838)
Ajay Europe	(1,657)	(1,136)
SQM Eastmed Turkey	(142)	(98)
Charlee SQM (Thailand) Co Ltd.	-	(295)
Coromandel SQM India	(420)	(454)
SQM Italia SRL	(268)	(201)
SQM Oceanía Pty Ltd.	(634)	(634)
SQM Indonesia S.A.	(124)	(125)
Abu Dhabi Fertillizers Industries WWL.	373	(436)
SQM Vitas Holland	(233)	(149)
SQM Thailand Limited	(68)	(68)
SQM Europe	(1,983)	(1,550)
Minera Exar S.A.	-	(5,256)
SQM Australia Pty Ltd.	(4,669)	(1,565)
Pavoni & C. Spa	(286)	(311)
Terra Tarsa BV	88	-
Plantacote NV	(95)	-
Doktolab Tarim Arastirma San.	(44)	-
Kore Potash PLC (a)	(2,368)	-
SQM Colombia SAS	230	-
Total	(27,205)	(37,215)

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

c)	Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.
-	The commercialization cost structure of these companies is affected by the local currency.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 31	Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	09/30/2019 ThUS$	12/31/2018 ThUS$
Cash and cash equivalents	USD	721,473	353,674
Cash and cash equivalents	ARS	8	2
Cash and cash equivalents	CLP	45,167	157,500
Cash and cash equivalents	CNY	8,600	2,305
Cash and cash equivalents	EUR	2,541	4,738
Cash and cash equivalents	GBP	1	-
Cash and cash equivalents	AUD	1,454	29,598
Cash and cash equivalents	INR	3	-
Cash and cash equivalents	MXN	536	1,242
Cash and cash equivalents	PEN	2	1
Cash and cash equivalents	THB	-	1
Cash and cash equivalents	JPY	1,552	1,786
Cash and cash equivalents	INR	6	-
Cash and cash equivalents	ZAR	6,276	5,219
Subtotal cash and cash equivalents		787,619	556,066
Other current financial assets	USD	34,626	291,790
Other current financial assets	CLP	342,214	20,931
Subtotal other current financial assets		376,840	312,721
Other current non-financial assets	USD	10,755	19,523
Other current non-financial assets	ARS	-	2
Other current non-financial assets	AUD	128	102
Other current non-financial assets	BRL	2	-
Other current non-financial assets	CLF	32	47
Other current non-financial assets	CLP	18,332	20,276
Other current non-financial assets	CNY	532	8
Other current non-financial assets	EUR	1,769	3,153
Other current non-financial assets	MXN	2,707	3,274
Other current non-financial assets	THB	22	19
Other current non-financial assets	JPY	170	21
Other current non-financial assets	ZAR	1,209	1,547
Subtotal other current non-financial assets		35,658	47,972
Trade and other receivables	USD	231,978	255,528
Trade and other receivables	PEN	3	-
Trade and other receivables	BRL	18	20
Trade and other receivables	CLF	550	453
Trade and other receivables	CLP	71,831	71,730
Trade and other receivables	CNY	1,217	11,361
Trade and other receivables	EUR	22,243	31,426
Trade and other receivables	GBP	295	-
Trade and other receivables	MXN	432	452
Trade and other receivables	AED	2,315	15,841
Trade and other receivables	THB	1,159	2,970
Trade and other receivables	JPY	59,984	76,267
Trade and other receivables	AUD	321	-
Trade and other receivables	ZAR	12,603	571
Trade and other receivables	COP	1,769	-
Subtotal trade and other receivables		406,718	466,619
Receivables from related parties	USD	58,756	42,685
Receivables from related parties	EUR	649	105
Subtotal receivables from related parties		59,405	42,790

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	09/30/2019 ThUS$	12/31/2018 ThUS$
Current inventories	USD	963,572	913,674
Subtotal Current inventories		963,572	913,674
Current tax assets	USD	74,999	52,033
Current tax assets	ARS	1	2
Current tax assets	CLP	1,215	601
Current tax assets	EUR	5,927	3,500
Current tax assets	MXN	2,415	843
Current tax assets	PEN	-	131
Current tax assets	COP	230	-
Subtotal current tax assets		84,787	57,110
Non-current assets or groups of assets classified as held for sale	USD	872	1,430
Subtotal Non-current assets or groups of assets classified as held for sale		872	1,430
Total current assets		2,715,471	2,398,382
Non-current assets
Other non-current financial assets	USD	14,699	17,039
Other non-current financial assets	CLP	20	20
Other non-current financial assets	JPY	72	72
Subtotal Other non-current financial assets		14,791	17,131
Other non-current non-financial assets	USD	14,411	26,758
Other non-current non-financial assets	BRL	22	23
Other non-current non-financial assets	COP	1	-
Other non-current non-financial assets	EUR	4	-
Other non-current non-financial assets	CLP	620	758
Subtotal Other non-current non-financial assets		15,058	27,539
Other receivables, non-current	USD	654	139
Other receivables, non-current	CLF	181	329
Other receivables, non-current	MXN	42	-
Other receivables, non-current	COP	29	-
Other receivables, non-current	CLP	853	1,807
Subtotal Other receivables, non-current		1,759	2,275
Investments classified using the equity method of accounting	USD	45,910	41,923
Investments classified using the equity method of accounting	TRY	26,543	21,892
Investments classified using the equity method of accounting	AED	31,538	31,023
Investments classified using the equity method of accounting	EUR	14,002	14,929
Investments classified using the equity method of accounting	INR	1,614	1,729
Investments classified using the equity method of accounting	THB	44	53
Subtotal Investments classified using the equity method of accounting		119,651	111,549
Intangible assets other than goodwill	USD	187,975	189,265
Intangible assets other than goodwill	MXN	1,168	-
Intangible assets other than goodwill	CLP	119	85
Intangible assets other than goodwill	EUR	181	-
Subtotal intangible assets other than goodwill		189,443	189,350
Purchases goodwill, gross	USD	34,438	34,866
Purchases goodwill, gross	CLP	280	-
Purchases goodwill, gross	EUR	133	-
Subtotal Purchases goodwill, gross		34,851	34,866

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Class of assets	Currency	09/30/2019 ThUS$	12/31/2018 ThUS$
Property, plant and equipment	USD	1,562,826	1,451,436
Property, plant and equipment	CLP	3,388	3,387
Property, plant and equipment	EUR	5,251	-
Property, plant and equipment	AED	4	-
Property, plant and equipment	BRL	113	-
Property, plant and equipment	MXN	1,820	-
Property, plant and equipment	COP	94	-
Property, plant and equipment	ZAR	146	-
Subtotal property, plant and equipment		1,573,642	1,454,823
Current tax assets, non-current	USD	32,179	32,179
Subtotal Current tax assets, non-current		32,179	32,179
Total non-current assets		1,981,374	1,869,712
Total assets		4,696,845	4,268,094

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

		09/30/2019			12/31/2018
Class of liability	Currency	91 days to 1 year ThUS$	91 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	USD	14,467	262,119	276,586	12,471	4,464	16,935
Other current financial liabilities	CLF	190,784	18,560	209,344	342	6,256	6,598
Other current financial liabilities	BRL	57	-	57	52	-	52
Other current financial liabilities	CLP	-	2,975	2,975	-	-	-
Subtotal other current financial liabilities		205,308	283,654	488,962	12,865	10,720	23,585
Trade and other payables	USD	28,830	6,013	34,843	51,489	3	51,492
Trade and other payables	CLF	-	11	11	-	-	-
Trade and other payables	ARS	-	-	-	4,082	-	4,082
Trade and other payables	BRL	4	1,073	1,077	34	-	34
Trade and other payables	THB	5	-	5	65	-	65
Trade and other payables	CLP	66,984	16,759	83,743	69,789	-	69,789
Trade and other payables	EUR	68,597	399	68,996	36,439	-	36,439
Trade and other payables	GBP	-	-	-	-	-	-
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	12	-	12	7	-	7
Trade and other payables	PEN	4	-	4	-	-	-
Trade and other payables	AUD	5,832	-	5,832	-	-	-
Trade and other payables	ZAR	-	-	-	1.842	-	1,842
Trade and other payables	AED	8	13	21	-	-	-
Trade and other payables	COP	-	421	421	-	-	-
Subtotal trade and other payables		170,277	24,689	194,966	163,748	3	163,751
Trade payables due to related parties, current	USD	776	-	776	-	9	9
Trade payables due to related parties, current	EUR	-	-	0	-	-	-
Trade payables due to related parties, current	JPY	-	-	0	-	-	-
Subtotal Trade payables due to related parties, current		776	-	776	-	9	9
Other current provisions	USD	98,722	404	99,126	74,020	31,150	105,170
Other current provisions	ARS	-	-	-	-	13	13
Other current provisions	BRL	658	-	658	707	-	707
Other current provisions	CLP	76	-	76	-	64	64
Other current provisions	EUR	247	-	247	243	-	243
Other current provisions	JPY	414	-	414	-	-	-
Subtotal other current provisions		100,117	404	100,521	74,970	31,227	106,197

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

		09/30/2019			12/31/2018
Class of liability	Currency	Up to 90 days ThUS$	over 90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$
Current tax liabilities	USD	109	21,480	21,589	-	41,612	41,612
Current tax liabilities	CLP	-	-	-	-	31	31
Current tax liabilities	BRL	-	191	191	-	3	3
Current tax liabilities	CNY	10	-	10	-	8	8
Current tax liabilities	EUR	-	1,677	1,677	4,548	1,000	5,548
Current tax liabilities	ZAR	-	-	-	-	201	201
Current tax liabilities	MXN	-	87	87	-	9	9
Subtotal current tax liabilities		119	23,435	23,554	4,548	42,864	47,412
Provisions for employee benefits, current	USD	4985	5,933	10,918	20,085	-	20,085
Subtotal Provisions for employee benefits, current		4,985	5,933	10,918	20,085	-	20,085
Other current non-financial liabilities	USD	102,435	49,274	151,709	176,506	2,489	178,995
Other current non-financial liabilities	THB	-	-	-	158	-	158
Other current non-financial liabilities	BRL	17	56	73	3	-	3
Other current non-financial liabilities	CLP	5,702	4,109	9,811	7,703	6,431	14,134
Other current non-financial liabilities	CNY	-	-	-	11	40	51
Other current non-financial liabilities	EUR	637	-	637	1,053	-	1,053
Other current non-financial liabilities	MXN	73	31	104	103	46	149
Other current non-financial liabilities	JPY	11	-	11	-	-	-
Other current non-financial liabilities	PEN	-	-	-	70	-	70
Other current non-financial liabilities	ZAR	-	-	-	11	-	11
Other current non-financial liabilities	AUD	-	-	-	-	-	-
Other current non-financial liabilities	COP	70	2	72	-	-	-
Other current non-financial liabilities	ARS	6	-	6	-	-	-
Subtotal other current non-financial liabilities		108,951	53,472	162,423	185,618	9,006	194,624
Total current liabilities		590,533	391,587	982,120	461,834	93,829	555,663

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

		09/30/2019
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	2,336	11,624	382,746	4,241	692,302	1,093,249
Other non-current financial liabilities	CLP	-	-	-	-	-	-
Other non-current financial liabilities	CLF	-	-	-	-	230,907	230,907
Subtotal Other non-current financial liabilities		2,336	11,624	382,746	4,241	923,209	1,324,156
Other non-current provisions	USD	34,200	759	-	-	182	35,141
Subtotal Other non-current provisions		34,200	759	-	-	182	35,141
Deferred tax liabilities	USD	68,359	36,553	57,281	-	15,475	177,668
Subtotal Deferred tax liabilities		68,359	36,553	57,281	-	15,475	177,668
Provisions for employee benefits, non-current	USD	35,653	-	-	-	-	35,653
Provisions for employee benefits, non-current	CLP	560	-	-	-	-	560
Provisions for employee benefits, non-current	MXN	163	-	-	-	-	163
Provisions for employee benefits, non-current	JPY	176	-	-	-	-	176
Subtotal Provisions for employee benefits, non-current		36,552	-	-	-	-	36,552
Total non-current liabilities		141,447	48,936	440,027	4,241	938,866	1,573,517
Total liabilities							2,555,637

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

		12/31/2018
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	249,869	80,903	297,994	-	247,798	876,564
Other non-current financial liabilities	CLF	-	-	-	-	453,818	453,818
Subtotal Other non-current financial liabilities		249,869	80,903	297,994	-	701,616	1,330,382
Other non-current provisions	USD	28,822	3,000	-	-	-	31,822
Subtotal Other non-current provisions		28,822	3,000	-	-	-	31,822
Deferred tax liabilities	USD	63,534	33,355	56,040	-	22,432	175,361
Subtotal Deferred tax liabilities		63,534	33,355	56,040	-	22,432	175,361
Provisions for employee benefits, non-current	USD	-	9,081	-	-	27,116	36,197
Provisions for employee benefits, non-current	CLP	-	-	-	-	521	521
Provisions for employee benefits, non-current	MXN	-	-	-	-	175	175
Provisions for employee benefits, non-current	YEN	-	-	-	-	171	171
Subtotal Provisions for employee benefits, non-current		-	9,081	-	-	27,983	37,064
Total non-current liabilities		342,225	126,339	354,034	-	752,031	1,574,629
Total liabilities							2,130,292

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 32	Income tax and deferred taxes

Accounts receivable from taxes as of september 30, 2019 and December 31, 2018, are as follows:

32.1	Current and non-current tax assets

a)	Current tax assets

Current tax assets	09/30/2019	12/31/2018
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	29,775	21,172
Monthly provisional income tax payments, foreign companies	10,751	5,199
Corporate tax credits (1)	1,158	1,858
Taxes in recovery process	43,103	28,881
Total	84,787	57,110

b)	Non-current tax assets

Non-current tax assets	09/30/2019	12/31/2018
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies compensated by the specific tax on mining activity (Lithium)	6,398	6,398
Specific tax on mining activities (IEAM) paid by Lithium (on consignment)	25,781	25,781
Total	32,179	32,179

(1)	These credits are available for Companies and are related to corporate tax payments in April of the following year, These credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

32.2	Current tax liabilities

Current tax liabilities	09/30/2019	12/31/2018
	ThUS$	ThUS$
1st Category income tax	7,100	25,163
Foreign company income tax	16,302	21,097
Article 21 single tax	152	1,152
Total	23,554	47,412

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780, a progressive income tax rate has been established, which is 27% from 2018.

The royalty is determined by applying the taxable rate to the net operating income obtained, According to the chart in force, the Company currently provisioned 5% for mining royalties that involve operations in the Salar de Atacama and 5.03% for caliche extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

Country	Income tax 2019	Income tax 2018
Spain	25%	25%
Belgium	29.58%	29.58%
Mexico	30%	30%
United States	21% + 6%	21% + 6%
South Africa	28%	28%

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

32.3	Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

(a)	The Company has recognized legally before the tax authority the right to offset the amounts recognized in these entries; and

(b)	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to exercise tax assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Recognized deferred income tax assets are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences.

b)	the offsetting of losses obtained in prior periods and not yet subject to tax deduction; and

c)	the offsetting of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge these losses or unused fiscal credits.

Recognized deferred tax liabilities refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(a)	Income tax assets and liabilities as of September 30, 2019 are detailed as follows:

	Net liability position
Description of deferred tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	78,387	-
Property, plant and equipment and capitalized interest	-	(195,957)
Facility closure provision	7,587	-
Manufacturing expenses	-	(109,734)
Staff severance indemnities ,unemployment insurance	-	(5,459)
Vacation accrual	5,167	-
Inventory provision	26,607	-
Materials provision	7,762	-
Forwards	4,498	-
Employee benefits	2,610	-
Research and development expenses	-	(2,499)
Accounts receivable	4,866	-
Provision for legal complaints and expenses	2,998	-
Loan approval expenses	-	(4,007)
Junior mining companies (valued based on stock price)	-	(987)
specific tax on mining activity	-	(1,440)
Tax loss benefit	2,271	-
Other	-	(834)
Foreign items (other)	496	-
Balances to date	143,249	(320,917)
Net balance		(177,668)

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(b)	Income tax assets and liabilities as of December 31, 2018 are detailed as follows

	Net liability position
Description of deferred tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	75,832	-
Property, plant and equipment and capitalized interest	-	(196,843)
Facility closure provision	4,280	-
Manufacturing expenses	-	(103,760)
Staff severance indemnities ,unemployment	-	(5,679)
Vacation accrual	5,155	-
Inventory provision	28,155	-
Materials provision	6,239	-
Forwards	2,169	-
Employee benefits	3,309	-
Research and development expenses	-	(2,216)
Accounts receivable	4,188	-
Provision for legal complaints and expenses	4,013	-
Loan approval expenses	-	(2,337)
Junior mining companies (valued based on stock price)	-	(976)
specific tax on mining activity	-	(3,278)
Tax loss benefit	1,124	-
Other	5,005	-
Foreign items (other)	259	-
Balances to date	139,728	(315,089)
Net balance		(175,361)

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(c)       Conciliation of changes in deferred tax liabilities (assets) as of September 30, 2019

Conciliation of changes in deferred tax liabilities (assets)	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(75,832)	(2,555)	-	(2,555)	(78,387)
Property, plant and equipment and capitalized interest	196,843	(886)	-	(886)	195,957
Facility closure provision	(4,280)	(3,307)	-	(3,307)	(7,587)
Manufacturing expenses	103,760	5,974	-	5,974	109,734
Individual savings plans, unemployment insurance	5,679	752	(972)	(220)	5,459
Vacation accrual	(5,155)	(12)	-	(12)	(5,167)
Inventory provision	(28,155)	1,548	-	1,548	(26,607)
Materials provision	(6,239)	(1,523)	-	(1,523)	(7,762)
Forwards	(2,169)	(2,329)	-	(2,329)	(4,498)
Employee benefits	(3,309)	699	-	699	(2,610)
Research and development expenses	2,216	283	-	283	2,499
Accounts receivable	(4,188)	(678)	-	(678)	(4,866)
Provision for legal complaints and expenses	(4,013)	1,015	-	1,015	(2,998)
Loan approval expenses	2,337	1,670	-	1,670	4,007
Junior mining companies (valued based on stock price)	976	-	11	11	987
Royalty	3,278	(1,818)	(20)	(1,838)	1,440
Tax loss benefit	(1,124)	(1,147)	-	(1,147)	(2,271)
Other	(5,005)	5,839	-	5,839	834
Foreign items (other)	(259)	(237)	-	(237)	(496)

Total temporary differences, unused losses and unused tax credits	175,361	3,288	(981)	2,307	177,668

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(d)       Conciliation of changes in deferred tax liabilities (assets) as of December 31, 2018

	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(68,544)	(7,288)	-	(7,288)	(75,832)
Property, plant and equipment and capitalized interest	211,374	(14,531)	-	(14,531)	196,843
Facility closure provision	(3,469)	(811)	-	(811)	(4,280)
Manufacturing expenses	102,748	1,012	-	1,012	103,760
Individual savings plans, unemployment insurance	6,792	(667)	(446)	(1,113)	5,679
Vacation accrual	(4,887)	(268)	-	(268)	(5,155)
Inventory provision	(25,172)	(2,983)	-	(2,983)	(28,155)
Materials provision	(7,107)	868	-	868	(6,239)
Forwards	(624)	(1,545)	-	(1,545)	(2,169)
Employee benefits	(2,317)	(992)	-	(992)	(3,309)
Research and development expenses	3,501	(1,285)	-	(1,285)	2,216
Accounts receivable	(4,253)	686	(621)	65	(4,188)
Provision for legal complaints and expenses	(5,243)	1,230	-	1,230	(4,013)
Loan approval expenses	2,670	(333)	-	(333)	2,337
Junior mining companies (valued based on stock price)	2,474	-	(1,498)	(1,498)	976
Royalty	4,084	(795)	(11)	(806)	3,278
Tax loss benefit	(1,437)	313	-	313	(1,124)
Other	(5,002)	(64)	61	(3)	(5,005)
Foreign items (other)	(305)	46	-	46	(259)

Total temporary differences, unused losses and unused tax credits	205,283	(27,407)	(2,515)	(29,922)	175,361

During the period ended September 30, 2019 and December 31, 2018, the Company calculated and accounted for taxable income considering a rate of 27%.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(e)       Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of September 30, 2019 and December 31, 2018, tax loss carryforwards are detailed as follows:

	09/30/2019	12/31/2018
	ThUS$	ThUS$
Chile	2,271	1,124
Total	2,271	1,124

The tax losses as of September 30, 2019 that form the basis of these deferred taxes correspond mainly to SQM Potasio S. A., SIT S.A., Exploraciones Mineras S.A., and Orcoma SpA.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(f)        Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of Septmber 30, 2019 and December 31, 2018 are detailed as follows:

	Assets (liabilities)
Movements in deferred tax assets and liabilities	09/30/2019	12/31/2018
	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	(175,361)	(205,283)
Increase (decrease) in deferred taxes in profit or loss	(3,288)	27,407
Increase (decrease) in deferred taxes in equity	981	2,515
Balances to date	(177,668)	(175,361)

(g)       Disclosures on income tax expense (income)

The Company recognizes current and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Current and deferred tax expenses (income) are detailed as follows:

	Assets (liabilities)
Disclosures on income tax expense (income)	09/30/2019	12/31/2018
	ThUS$	ThUS$
Current income tax expense	(92,515)	(159,352)
Adjustments to prior year current income tax	11,754	(1,490)
Current income tax expense, net, total	(80,761)	(160,842)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	5,454	33,637
Tax adjustments related to the creation and reversal of temporary differences from the previous year	(8,742)	973
Deferred tax expense, net, total	(3,288)	34,610
Tax expense (income)	(84,049)	(126,232)

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	Assets (liabilities)
	09/30/2019	09/30/2018
	ThUS$	ThUS$
Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	361	(6,271)
Current income tax expense, domestic, net	(81,122)	(154,571)
Current income tax expense, net, total	(80,761)	(160,842)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	(1,786)	(2,416)
Deferred tax expense, domestic, net	(1,502)	37,026
Deferred tax expense, net, total	(3,288)	34,610
Income tax expense	(84,049)	(126,232)

(h)	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(i)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(ii)	It is more likely than not that the temporary difference will not be reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is unlikely that they will meet the following requirements:

(i)	Temporary differences are reversed in a foreseeable future; and

(ii)	The Company has tax earnings, against which temporary differences can be used.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(i)	Disclosures on the tax effects of other comprehensive income components:

	09/30/2019
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(3,782)	992	(2,790)
Cash flow hedge	8,628	-	8,628
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	39	(11)	28
Total	4,885	981	5,866

	09/30/2018
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	338	214	552
Cash flow hedge	14,794	-	14,794
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(5,310)	1,434	(3,876)
Total	9,822	1,648	11,470

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(j)       Explanation of the relationship between expense (income) for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that reveals the most significant information for users of the financial statements is the numeric conciliation between the tax expense (income) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned election is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax expense (income).

Conciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile.

	(losses) gains
	09/30/2019	09/30/2018
	ThUS$	ThUS$
Consolidated income before taxes	296,497	458,141
Income tax rate in force in Chile	27%	27%

Tax expense using the legal rate	(80,054)	(123,698)
Effect of mining activity tax payments,	(4,339)	(1,997)
Tax effect of revenue from regular activities exempt from taxation	2,157	3,778
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(1,429)	(1,733)
Tax effect of tax rates borne abroad	(1,107)	(3,054)
Other tax effects from reconciliation between accounting gains and tax expenses	723	472
Tax expense using the effective rate	(84,049)	(126,232)

(k)       Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

(i)	Chile

According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

(ii)	United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

As a result of the audit performed by the tax authority, SQM North America Corp., a subsidiary of the Company, paid in November 2018, for income tax and interest between 2013 and 2015, approximately US$3.8 million. On top of this, SQM North America Corp would have to pay an additional US$0.4 million in state taxes for the same period. These charges are already provisioned in the financial statements.

(iii)	Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

(iv)	Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

(v)	Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

(vi)	South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 33	Assets held for sale and detail of assets sold

The non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in the Consolidated Statement of Financial Position under the item “Non-current assets or groups of assets classified as held for sale”.

The following table shows the movements in assets held for sale:

Assets held for sale	09/30/2019	12/31/2018
	ThUS$	ThUS$
Land Soquimich Comercial S.A.	872	1,430
Total assets held for sale	872	1,430

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Note 34	Events occurred after the reporting date

34.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries, prepared in accordance with IFRS for the period ended September 30, 2019, were approved and authorized for issuance by the Company´s Board of Directors on August 21, 2019.

34.2	Disclosures on events occurring after the reporting date

Capital management should consider that with respect to Series H and Series O Bonds, if the Indebtedness Level (as this term is defined in the respective issuance contracts) exceeds 1.2 times (provided that this does not exceed 1.44 times), the Company must offer bondholders of these series the voluntary individual option for early redemption of these bonds at par value. As a consequence of the IFRS 16 becoming effective and being implemented in these financial statements, the Indebtedness ratio for the second quarter of 2019 reached a proportion of 1.21. In compliance with the stipulations of the cited issuance contracts, the Company summoned Series H and O bondholders to a joint meeting held on October 4, 2019. On this date, the Series H bondholders’ meeting was validly held, but Series O bondholders failed to reach quorum. The deadline for Series H bondholders to exercise the option was November 3, 2019, at which time none of the bondholders had exercised this option. Series O bondholders validly held their meeting upon second summons on November 8, 2019. The holders of this series, therefore, will have until December 8 this year to exercise this option.

34.3	Details of dividends declared after the reporting date

On November 20, 2019, the Board approved payment of a provisional dividend equivalent to US$0.22987 per share with a charge to Company earnings for 2019. This amount will be paid in its Chilean peso equivalent at the Observed Dollar rate published in the Official Gazette on November 29, 2019. This dividend will be paid to shareholders, in person or through their duly authorized representatives, starting at 9:00 a.m. on December 12, 2019. The shareholders who are registered in the respective registry five business days prior to the date of payment will be entitled to the dividend.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Nota 35	Additional unaudited information

35.1	Financial risk management policy

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events.

(a)	Risks Relating to Our Business

We could be subject to numerous risks as a result of certain company payments between the tax years 2009 and 2015.

On January 13, 2017, the Company and the DOJ reached agreement on the terms of a Deferred Prosecution Agreement (“DPA”) that would resolve the DOJ’s inquiry, based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. Among other terms, the DPA called for the Company to pay a monetary penalty of US$15,487,500, and engage a compliance monitor for a term of two (2) years. Upon successful completion of the three (3) year term of the DPA, all charges against the Company will be dismissed. On the same date, the SEC agreed to resolve its inquiry through an administrative cease and desist order, arising out of the alleged violations of the same accounting provisions of the FCPA. Among other terms, the SEC order called for the Company to pay an additional monetary penalty of US$15 million.

In the event that the applicable regulatory authorities believe that the terms of the DPA or the deferred prosecution agreement with the Chilean Public Prosecutor are not complied with, it is possible that such regulatory authorities may reinstate the suspended proceedings against us and may bring further action against us, including in the form of additional inquiries or legal proceedings. Responding to our regulators’ inquiries and any future civil, criminal or regulatory inquiries or proceedings diverts our management’s attention from day-to-day operations. Additionally, expenses that may arise from responding to such inquiries or proceedings, our review of responsive materials, any related litigation or other associated activities may continue to be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys’ fees, with respect to the current inquiry or future proceedings related to this matter. The occurrence of any of the foregoing or adverse determination in litigation or other proceedings or similar actions could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

Current or future challenges to the Lease Agreement and the Project Agreement, if successful, or breaches of obligations under such agreements, could have a negative effect on our business, financial position or operational performance.

Our subsidiary SQM Salar, as a lessee under the Lease Agreement, has exclusive and temporary rights over mining exploitation concessions covering an area of approximately 140,000 hectares in the Salar de Atacama in northern Chile, granting SQM Salar the exclusive right to exploit mineral resources from 81,920 hectares.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

These rights are owned by Corfo´s exclusive ownership of the lease agreement over mining exploitation concessions between SQM Salar and Corfo. Corfo may not unilaterally amend the Lease Agreement or the Project Agreement. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo, maintaining Corfo’s rights over the mining exploitation concessions, and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030. Furthermore, under the regulations of the Chilean Nuclear Energy Commission (Comisión Chilena de Energía Nuclear or “CCHEN”), we were originally limited to 180,100 tons of total lithium metallic equivalent (958,672 tons of lithium carbonate equivalent) extraction in the aggregate for all periods. On January 17, 2018, Corfo and our subsidiaries SQM Potasio S.A. and SQM Salar reached an agreement (the “Corfo Arbitration Agreement”) to (i) terminate the previously disclosed arbitration proceedings between Corfo and SQM Salar, which, among other things, sought early termination of the Lease Agreement and (ii) amend the Lease Agreement and the Project Agreement. As part of the agreement to amend the Lease Agreement, Corfo authorized an increase of the production and sales of lithium products produced in the Salar de Atacama up to 349,553 metric tons of lithium metallic equivalent (1,860,670 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metallic equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount. The amendments of the Lease Agreement and the Project Agreement required under Chilean law the issuance of the applicable resolutions of the Office of the Controller General of the Republic (Contraloría General de la República) and the CCHEN, which were issued.

Our business is substantially dependent on the exploitation rights under the Lease Agreement and the Project Agreement, since all of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement.

These agreements establish a series of obligations with which SQM Salar must comply. A serious failure to comply with these obligations may jeopardize the exploitation rights under the agreements and the continuity of our operations in the Salar de Atacama. While we believe that we have taken the appropriate precautions to ensure compliance with the obligations and conditions in the agreements, there can be no assurance that we will be able to maintain such compliance, which could jeopardize the continued benefits to us of the agreements and could have a material adverse effect on our business, financial condition and results of operations.

In the event the amendments to the Lease Agreement and the Project Agreement under the Corfo Arbitration Agreement are successfully challenged, or the CCHEN authorization for the increased extraction is revoked, there can be no assurance that we will not reach the lithium extraction limit referred to above prior to the expiration of the term of the Lease Agreement. In such event, we would then be unable to continue extraction of lithium under the Lease Agreement, which could have a material adverse effect on our business, financial condition and results of operations.

We identified a material weakness in our internal controls over payments directed by the office of the former Chief Executive Officer.

In the past, the Management determined that the Company did not maintain effective control over payments directed by the office of the former CEO. This determination was reported in our annual report for the year ended December 31, 2014 on Form 20-F.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

We believe we have taken the necessary steps to remediate the identified material weakness and enhance our internal controls. However, any failure to maintain effective internal control over financial reporting could (i) result in a material misstatement in our financial reporting or financial statements that would not be prevented or detected, (ii) cause us to fail to meet our reporting obligations under applicable securities laws or (iii) cause investors to lose confidence in our financial reporting or financial statements, the occurrence of any of which could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

Volatility of world lithium, fertilizer and other chemical prices and changes in production capacities could affect our business, financial condition and results of operations.

The prices of our products are determined principally by world prices, which, in some cases, have been subject to substantial volatility in recent years. World lithium, fertilizer and other chemical prices constantly vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics for our products are tied to a certain extent to global economic cycles, and have been impacted by circumstances related to such cycles. Furthermore, the supply of lithium, certain fertilizers or other chemical products, including certain products that we provide, varies principally depending on the production of the major producers, (including us) and their respective business strategies.

The world prices of our products increase and decrease as a result of variations in the general global economic and financial situation. We cannot guarantee that the sale prices or volumes of our products will not fall in the future.

We expect that prices for the products we manufacture will continue to be influenced, among other things, by worldwide supply and demand and the business strategies of major producers. Some of the major producers (including us) have increased or have the ability to increase production. As a result, the prices of our products may be subject to substantial volatility. High volatility or a substantial decline in the prices or sales volumes of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries.

We sell our products in more than 110 countries around the world. In 2018, approximately 34% of our sales were made in emerging market countries: 8% in Latin America (excluding Chile); 8% in Africa and the Middle East (excluding Israel); 8% in Chile and 11% in Asia and Oceania (excluding Australia, Japan, New Zealand, South Korea and Singapore). We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital, the imposition of import duties or other restrictions, the imposition of new environmental regulations or price controls or changes in relevant laws or regulations, could have a material adverse effect on our business, financial condition and results of operations in those countries.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Our inventory levels may vary for economic or operational reasons.

In general, economic conditions or operational factors can affect our inventory levels. Higher inventories carry a financial risk due to increased need for cash to fund working capital and could imply increased risk of loss of product. At the same time, lower levels of inventory can hinder the distribution network and process, thus impacting sales volumes. There can be no assurance that inventory levels will remain stable. These factors could have a material adverse effect on our business, financial condition and results of operations.

Our measures to minimize our exposure to bad debt may not be effective and a significant increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

Potentially negative effects of global economic conditions on the financial condition of our customers may include the extension of the payment terms of our accounts receivable and may increase our exposure to bad debt. While we have implemented certain safeguards, such as using credit insurance, letters of credit and prepayment for a portion of sales, to minimize the risk, we cannot assure you that such safeguards will be effective and a significant increase in our accounts receivable coupled with the financial condition of customers may result in losses that could have a material adverse effect on our business, financial condition and results of operations.

New production of iodine or lithium from current or new competitors in the markets in which we operate could adversely affect prices.

In recent years, new and existing competitors have increased the supply of iodine and lithium, which has affected prices for both products. Further production increases could negatively impact prices. There is limited information on the status of new iodine or lithium production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We have a capital expenditure program that is subject to significant risks and uncertainties.

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase our exploitation levels and the amount of finished products we produce.

In addition, we require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of new projects and, consequently, may require us to reassess the related risks and economic incentives. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives, to continue our activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse effect on our business, financial condition and results of operations.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price.

We rely on certain raw materials and various energy sources (diesel, electricity, liquefied natural gas, fuel oil and others) to manufacture our products.

Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales, approximately 14% in 2018. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

Our reserve estimates are internally prepared and not subject to review by external geologists or an external auditing firm and could be subject to significant changes, which may have a material adverse effect on our business, financial condition and results of operations.

In terms of quantity and quality of reserves,the methods for making estimates include many uncertainties which could change upwards or downwards. In addition, the estimates of our reserves are not subject to review by external geologists or an external auditing firm. Estimation methods involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

Quality standards in markets in which we sell our products could become stricter over time.

In the markets in which we do business, customers may impose quality standards on our products and/or governments may enact stricter regulations for the distribution and/or use of our products. As a result, if we cannot meet such new standards or regulations, we may not be able to sell our products. In addition, our cost of production may increase in order to meet any such newly imposed or enacted standards or regulations. Failure to sell our products in one or more markets or to important customers could materially adversely affect our business, financial condition and results of operations.

Chemical and physical properties of our products could adversely affect their commercialization.

Since our products are derived from natural resources, they contain inorganic impurities that may not meet certain customer or government standards. As a result, we may not be able to sell our products if we cannot meet such requirements. In addition, our cost of production may increase in order to meet such standards. Failure to meet such standards could materially adversely affect our business, financial condition and results of operations if we are unable to sell our products in one or more markets or to important customers in such markets.

Our business is subject to many operating and other risks for which we may not be fully covered under our insurance policies.

Our facilities and business operations in Chile and abroad are insured against losses, damage or other risks by insurance policies that are standard for the industry and that would reasonably be expected to be sufficient by prudent and experienced persons engaged in businesses similar to ours.

We may be subject to certain events that may not be covered under our insurance policies, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, as a result of major earthquakes and unexpected rains and flooding in Chile, as well as other natural disasters worldwide, conditions in the insurance market have changed and may continue to change in the future, and as a result, we may face higher premiums and reduced coverage, which could have a material adverse effect on our business, financial condition and results of operations.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Changes in technology or other developments could result in preferences for substitute products.

Our products, particularly iodine, lithium and their derivatives, are preferred raw materials for certain industrial applications, such as rechargeable batteries and liquid-crystal displays (LCDs). Changes in technology, the development of substitute products or other developments could adversely affect demand for these and other products which we produce. In addition, other alternatives to our products may become more economically attractive as global commodity prices shift. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs.

Over 93% of our employees are employed in Chile, of which approximately 65% were represented by 22 labor unions as of December 31, 2018. As in past years, we renegotiated collective bargaining agreements with 14 unions, achieving the anticipated renegotiation of 17 collective bargaining agreements by December 31, 2018, one year before the expiration of the agreements. The 17 collective bargaining agreements were renegotiated for the next three years as of that date. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

When a serious accident occurs in the workplace, Chilean law requires the company responsible for that workplace to cease work in the area where the accident occurred until SERNAGEOMIN, the National Health Service or the Labor Directorate inspect the site and prescribe the measures required to prevent similar future risks. Work cannot be resumed until all the prescribed measures have been implemented, which take many hours, days or even longer. Such a stoppage could have an adverse effect on our business, financial position or operational performance.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Lawsuits and arbitrations could adversely impact us.

We are party to a range of lawsuits and arbitrations involving different matters as described in Note 22.1 of our nsolidated Financial Statements. Although we intend to defend our positions vigorously, our defense of these actions may not be successful and responding to such lawsuits and arbitrations diverts our management’s attention from day-to-day operations. Adverse judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we may be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

We have operations in multiple jurisdictions with differing regulatory, tax and other regimes.

We operate in multiple jurisdictions with complex regulatory environments that are subject to different interpretations by companies and respective governmental authorities. These jurisdictions may have different tax codes, environmental regulations, labor codes and legal framework, which adds complexity to our compliance with these regulations. Any failure to comply with such regulations could have a material adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets.

Our operations in Chile are subject to national and local regulations relating to environmental protection. In accordance with such regulations, we are required to conduct environmental impact studies or statements before we conduct any new projects or activities or significant modifications of existing projects that could impact the environment or the health of people in the surrounding areas. We are also required to obtain an environmental license for certain projects and activities. The Environmental Evaluation Service (Servicio de Evaluación Ambiental) evaluates environmental impact studies submitted for its approval. The public, government agencies or local authorities may review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities may impose fines up to approximately US$9 million per infraction, revoke environmental permits or temporarily or permanently close facilities, among other enforcement measures.

Chilean environmental regulations have become increasingly stringent in recent years, both with respect to the approval of new projects and in connection with the implementation and development of projects already approved, and we believe that this trend is likely to continue. Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond our control.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

We regularly monitor the impact of our operations on the environment and on the health of people in the surrounding areas and have, from time to time, made modifications to our facilities to minimize any adverse impact. Future developments in the creation or implementation of environmental requirements or their interpretation could result in substantially increased capital, operation or compliance costs or otherwise adversely affect our business, financial condition and results of operations.

The success of our current investments at the Salar de Atacama and Nueva Victoria is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction.

Our future development depends on our ability to sustain future production levels, which requires additional investments and the submission of the corresponding environmental impact studies or statements. If we fail to obtain approval or required environmental licenses, our ability to maintain production at specified levels will be seriously impaired, thus having a material adverse effect on our business, financial condition and results of operations.

In addition, our worldwide operations are subject to international and other local environmental regulations. Since environmental laws and regulations in the different jurisdictions in which we operate may change, we cannot guarantee that future environmental laws, or changes to existing environmental laws, will not materially adversely impact our business, financial condition and results of operations.

Our water supply could be affected by geological changes or climate change.

Our access to water may be impacted by changes in geology, climate change or other natural factors, such as wells drying up or reductions in the amount of water available in the wells or rivers from which we obtain water, that we cannot control. Any such change may have a material adverse effect on our business, financial condition and results of operations.

Any loss of key personnel may materially and adversely affect our business.

Our success depends in large part on the skills, experience and efforts of our senior management team and other key personnel. The loss of the services of key members of our senior management or employees with critical skills could have a negative effect on our business, financial condition and results of operations. If we are not able to attract or retain highly skilled, talented and qualified senior managers or other key personnel, our ability to fully implement our business objectives may be materially and adversely affected.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

A significant percentage of our shares are held by two principal shareholder groups who may have interests that are different from that of other shareholders and of each other. Any change in such principal shareholder groups may result in a change of control of the Company or of its Board of Directors or its management, which may have a material adverse effect on our business, financial condition and results of operations.

As of December 5, 2018, two principal shareholder groups held in the aggregate 57.86% of the total outstanding shares of SQM, including a majority of our Series A common shares, and have the power to elect seven of our eight directors. The interests of the two principal shareholder groups may in some cases differ from those of other shareholders and of each other.

Separately, Pampa Group currently owns 32% of SQM's shares. The Pampa Group was considered by the CMF to be the Company´s controller until November 30, 2018. However, given the distribution of the Company's shares, the CMF considers that from that date the Pampa Group does not exercise decisive influence over the Company’s management, since it does not have a predominant interest that enables it to take management decisions. The CMF may change its opinion in the future, depending on the circumstances that led to its opinion.

On December 5, 2018, Inversiones TLC SpA, a subsidiary of Tianqi, acquired from Nutrien approximately 23.77% of the Company’s shares. Tianqi currently holds 25.86% of the Company’s shares.

The divestiture by the Pampa Group or Tianqi, or potential changes in the circumstances that have led to the determination of the CMF related to the controller status of the shareholders of the Company, or a combination thereof, may have a material adverse effect on our business, financial condition and results of operations.

Tianqi is a competitor of the Company, which can increase the risks of competition.

Tianqi is a competitor in the lithium business, and as a result of the number of shares that its owns of the Company, it has the right to choose up to three Board members. On August 27, 2018, Tianqi and the Chilean antitrust regulator (the Chilean National Economic Prosecutor’s Office, or FNE for its initials in Spanish), entered into an extrajudicial settlement agreement, under which certain restrictive measures in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the agreement and (iii) limit Tianqi’s access to certain information of the Company and its subsidiaries, which are defined as “sensitive information” under the agreement, were implemented.

The presence of a shareholder which is at the same time a competitor of the Company and the right of this competitor to choose Board members could generate risks to free competition and/or increase the risks of an investigation of free competition against the Company, whether in Chile or in other countries, all of which could have an adverse material effect in our business.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Our information technology systems may be vulnerable to disruption which could place our systems at risk from data loss, operational failure, or compromise of confidential information.

We rely on various computer and information technology systems, and on third party developers and contractors, in connection with our operations, including two networks that link our principal subsidiaries to our operating and administrative facilities in Chile and other parts of the world and ERP software systems, which are used mainly for accounting, monitoring of supplies and inventories, billing, quality control, research activities, and production process and maintenance control. In addition, we use Cloud technologies to support new business processes related to the Internet of Things (IoT) and Advanced Analytics, which allow us to collect information enabling us to advance the predictive short-term and medium-term analysis of our production process and its possible automation in the long term. Our information technology systems are susceptible to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks, misappropriation of data by outside parties, and various other threats. We have taken certain measures to identify and mitigate these risks, including conducting a cybersecurity review and initiating process automation and digitalization projects at various sites with the object of reducing operational risk and improving security and operational efficiency, which also includes modernization of existing information technology infrastructure and communications systems. However, we cannot guarantee that due to the increasing sophistication of cyber-attacks our systems will not be compromised and because we do not maintain specialized cybersecurity insurance, our insurance coverage for protection against cybersecurity risk may not be sufficient. Cybersecurity breaches could result in losses of assets or production, operational delays, equipment failure, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in business interruption, reputational damage, lost revenue, litigation, penalties or additional expenses and could have a material adverse effect on our business, financial condition and results of operations.

(b)	Risks Related to the Market in General

Currency fluctuations may have a negative effect on our financial performance.

We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. In addition, the U.S. dollar is our functional currency for financial statement reporting purposes. A significant portion of our costs, however, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate between the Chilean peso and the U.S. dollar would affect our costs of production. The Chilean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future.

As an international company operating in several other countries, we also transact business and have assets and liabilities in other non-U.S. dollar currencies, such as, among others, the Euro, the South African rand, the Mexican peso, the Chinese yuan, the Thai baht and the Brazilian real. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may have a material adverse effect on our business, financial condition and results of operations.

Interest rate fluctuations may have a material impact on our financial performance

A relative increase in the rate could materially impact our business, financial condition and results of operations.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

We may be subject to risks associated with the discontinuation, reform or replacement of benchmark indices.

Interest rate, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny and may be discontinued, reformed or replaced. For example, in 2017, the U.K. Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the London interbank offered rate (“LIBOR”) benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. This and other reforms may cause benchmarks to be different than they have been in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for our business. These risks include (i) legal risks arising from potential changes required to document new and existing transactions; (ii) financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates; (iii) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (iv) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes;] and (v) conduct risks arising from the potential impact of communication with customers and engagement during the transition period. The replacement benchmarks, and the timing of and mechanisms for implementation have not yet been confirmed by central banks. Although it is not currently possible to determine whether, or to what extent, any such changes would affect us, the discontinuation or reformation of existing benchmark rates or the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

(c)	Risks Relating to Chile

As we are a company based in Chile, we are exposed to Chilean political risks.

Our business, results of operations, financial condition and prospects could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, legal changes in the standards or administrative practices of Chilean authorities or the interpretation of such standards and practices, over which we have no control.

Changes in regulations regarding, or any revocation or suspension of our concessions could negatively affect our business.

Any changes to regulations to which we are subject or adverse changes to our concession rights, or a revocation or suspension of our concessions, could have a material adverse effect on our business, financial condition and results of operations.

Changes in mining or port concessions could affect our operating costs.

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the rights granted to SQM Salar with respect to the Salar de Atacama concessions under the Lease Agreement described above, which expires in 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding explotation concession.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

We also operate port facilities at Tocopilla, Chile, for the shipment of products and the delivery of raw materials pursuant to maritime concessions, which have been granted under applicable Chilean laws and are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

Any significant adverse changes to any of these concessions could have a material adverse effect on our business, financial condition and results of operations.

Changes in water rights laws and other regulations could affect our operating costs.

We hold water use rights that are key to our operations. These rights were obtained from the Chilean Water Authority (Dirección General de Aguas) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean Water Rights Code (Código de Aguas or the “Water Code”) is subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, a series of bills are currently being discussed at the Chilean National Congress that seek to desalinate seawater for use in mining production processes, amend the Mining Code for water use in mining operations, amend the Political Constitution on water and introduce changes to the regulatory framework governing the terms of inspection and sanction of water. As a result, the amount of water that we can actually use under our existing rights may be reduced or the cost of such use could increase. These and potential future changes to the Water Code or other relevant regulations could have a material adverse effect on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on corporations operating in Chile.

We cannot guarantee that tax laws will continue to be interpreted or tax rates applied in the same manner that they have been to date. Furthermore, the Chilean Government may decide to levy additional taxes on mining companies or other companies in Chile. Such changes could have an adverse effect on our business, financial position or operational performance.

Draft law that declares lithium mining to be in the national interest

The Chilean National Congress is currently processing a bill, bulletin 10,638-08, which "Declares the exploitation and commercialization of lithium and Sociedad Química y Minera de Chile S.A. to be of national interest." The purpose of this bill is to enable the potential expropriation of the Company's assets, or its lithium operations in general. The bill has only reached its first constitutional proceedings and is subject to the process initiated by parliamentary motion, which includes several possible changes to its current wording. We cannot guarantee that the bill will not eventually be approved by National Congress, nor that its wording does not refer to the Company or its lithium operations. If the bill containing its known current wording is approved, it could have a negative effect on our business, financial position or operational performance.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

However, several bills have been presented to the Chilean National Congress that refer to creating state companies to exploit lithium, restricting the exploration and exploitation of lithium, and other matters that could negatively impact our business, financial position or operational performance

Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans.

Chile, a member of the International Labor Organization (“ILO”), has ratified the ILO’s Convention 169 (the “Indigenous Rights Convention”) concerning indigenous and tribal people. The Indigenous Rights Convention established several rights for indigenous people and communities. Among other rights, the Indigenous Rights Convention states that (i) indigenous groups should be notified and consulted prior to the development of any project on land deemed indigenous, although veto rights are not mentioned, and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in indigenous land. The extent of these benefits has not been defined by the Chilean government. The Chilean government has addressed item (i) above through Supreme Decree No. 66, issued by the Social Development Ministry. This decree requires government entities to consult indigenous groups that may be directly affected by the adoption of legislative or administrative measures, and it also defines criteria for the projects or activities that must be reviewed through the environmental evaluation system that also require such consultation. To the extent that the new rights outlined in the Indigenous Rights Convention become laws or regulations in Chile, judicial interpretations of the convention of those laws or regulations could affect the development of our investment projects in lands that have been defined as indigenous, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to Chilean and international anti-corruption, anti-bribery, anti-money laundering and international trade laws. Failure to comply with these laws could adversely impact our business and operations.

We are required to be in compliance with all applicable laws and regulations in Chile and internationally with respect to anti-corruption, anti-money laundering, receipt of stolen property, sanctions and other regulatory matters, including the FCPA. Although we and our subsidiaries maintain policies and processes intended to comply with these laws, we cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by our officers or employees.

If we or our subsidiaries fail to comply with any applicable anti-corruption, anti-bribery, receipt of stolen property or anti-money laundering laws, we and our officers and employees may be subject to criminal, administrative or civil penalties and other remedial measures, which could have material adverse effects on our and our subsidiaries’ business, financial condition and results of operations. Any investigation of potential violations of anti-corruption, anti-bribery or anti-money laundering laws by governmental authorities in Chile or other jurisdictions could result in an inability to prepare our consolidated financial statements in a timely manner. This could adversely impact our reputation, ability to access the financial markets and ability to obtain contracts, assignments, permits and other government authorizations necessary to participate in our and our subsidiaries, industry, which, in turn, could have adverse effects on our and our subsidiaries, business, results of operations and financial condition.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

Chile has different corporate disclosure and accounting standards than those you may be familiar with in the United States.

Accounting, financial reporting and securities disclosure requirements in Chile differ in certain significant respects from those required in the United States. Accordingly, the information about us available to you will not be the same as the information available to holders of notes issued by a U.S. company. In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean laws are different from those in the United States, and the Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.

Chile is located in a seismically active region.

Chile is prone to earthquakes because it is located along major fault lines. The most recent major earthquakes in Chile, which occurred in January 2019 and April 2017 in the Coquimbo Valparaiso región , and had a magnitude of 6.7 and 6.9, respectively, on the Richter scale. There were also earthquakes in 2017, 2015, 2014 and 2010 that caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.

(d)	Risks Relating to our Shares and to our ADSs

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate.

Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. The depositary will receive cash distributions that we make with respect to the shares in Chilean pesos. The depositary will convert such Chilean pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary will decrease.

Developments in other emerging markets could materially affect the value of our ADSs and our shares.

The Chilean financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries or regions of the world. Although economic conditions are different in each country or region, investor reaction to developments in one country or region can have significant effects on the securities of issuers in other countries and regions, including Chile and Latin America. Events in other parts of the world may have a material effect on Chilean financial and securities markets and on the value of our ADSs and our shares.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADSs

The Chilean securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States. The volatility and low liquidity of the Chilean markets could increase the price volatility of our ADSs and may impair the ability of a holder to sell our ADSs into the Chilean market in the amount and at the price and time the holder wishes to do so.

Our share or ADS price may react negatively to future acquisitions and investments.

Our strategy includes constantly searching for opportunities to consolidate and strengthen our competitive position in various jurisdictions. In accordance with this strategy, we may carry out acquisitions or form partnerships related to any of our businesses, or to new businesses where we believe that we have sustainable competitive advantages. Depending on our capital structure at the time of such acquisitions or partnerships, we may need to significantly increase our borrowing and/or equity, which will affect our future financial position and cash flows. Any change in our financial position could affect our operational performance and negatively impact the price of our shares.

ADS holders may be unable to enforce rights under U.S. securities laws.

Because we are a Chilean company subject to Chilean law, the rights of our shareholders may differ from the rights of shareholders in companies incorporated in the United States, and ADS holders may not be able to enforce or may have difficulty enforcing rights currently in effect under U.S. federal or state securities laws.

Our Company is an open stock corporation incorporated under the laws of the Republic of Chile. Most of our directors and officers reside outside the United States, principally in Chile. All or a substantial portion of the assets of these persons are located outside the United States. As a result, if any of our shareholders, including holders of our ADSs, were to bring a lawsuit against our officers or directors in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons. Likewise, it may be difficult for them to enforce judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws in the United States against them in the United States.

In addition, there is no treaty between the United States and Chile providing for the reciprocal enforcement of foreign judgments. However, Chilean courts have enforced judgments rendered in the United States, provided that the Chilean court finds that the United States court respected basic principles of due process and public policy. Nevertheless, there is doubt as to whether an action could be brought successfully in Chile in the first instance on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

Notes to the Consolidated Interim Financial Statements September 30, 2019

As preemptive rights may be unavailable for our ADS holders, they have the risk of their holdings being diluted if we issue new stock.

Chilean laws require companies to offer their shareholders preemptive rights whenever issuing new shares of capital stock so shareholders can maintain their existing ownership percentage in a company. If we increase our capital by issuing new shares, a holder may subscribe for up to the number of shares that would prevent dilution of the holder’s ownership interest.

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. We may, in our absolute discretion, decide not to prepare and file such a registration statement. If our holders were unable to exercise their preemptive rights because we did not file a registration statement, the depositary bank would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary’s fees and expenses. If the depositary could not sell the rights, they would expire and holders of ADSs would not realize any value from them. In either case, ADS holders’ equity interests in us would be diluted in proportion to the increase in our capital stock.

If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors.

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2018. Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time.

Changes in Chilean tax regulations could have adverse consequences for U.S. investors.

Currently cash dividends paid by us to foreign shareholders are subject to a 35% Chilean withholding tax. When the Company pays a corporate income tax on the income from which the dividend is paid, known as a “First Category Tax”, a credit for the full amount of the First Category Tax effectively reduces the rate of Withholding Tax. Changes in Chilean tax regulations could have adverse consequences for U.S. investors.

El Trovador 4285

Las Condes, Santiago, Chile

75500

Sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: December 18, 2019	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.